Committed to empowering a brighter future.

MUFG Report 2026

Integrated Report


MUFG STADIUM

©JNSE

What's MUFG Way

The MUFG Way represents the fundamental principles that guide the MUFG Group in conducting its business and all other activities. It also serves as the foundation for management decisions, including the formulation of management strategies and business plans, and as a guiding principle for all employees.


Values
Values to be shared
Purpose
Reason for being
Vision
Medium- to long-term vision
Code of Conduct

MUFG Way

Purpose

Committed to empowering a brighter future.

Committed to empowering all stakeholders to move toward a sustainable future. This is our purpose.

Values

Integrity and Responsibility
Professionalism and Teamwork
Challenge and Agility

To achieve further growth as a company that boldly leads change in society. These are the values we embrace.

Vision

Be the world's most trusted financial group

We aspire to be a steadfast presence for our customers and society, delivering services that exceed expectations through the collective strength of our Group.

Code of Conduct


Inspire everyone to be their best
選ばれ続けるプロになる
一歩一歩積み重ねて大きな価値へ

Bringing the MUFG Way to Life through Dialogue

At MUFG, employees with diverse expertise and strengths are making a meaningful impact across a wide range of fields. As each employee's My Way and the MUFG Way resonate with and enrich one another, together they empower a brighter future.

Special site featuring employees who embody the MUFG Way (available in Japanese only)


"MUFG が好き" を増やすこと
企業が世界で輝くチカラに！
Every Challenge is a New Opportunity, Unexplored!

Contents

Definitions of figures used in this document

Consolidated: Mitsubishi UFJ Financial Group (consolidated)
Non-consolidated: Simple sum of MUFG Bank (non-consolidated) and Mitsubishi UFJ Trust & Banking Corporation (non-consolidated)
the Bank (consolidated): MUFG Bank (consolidated)
R&D: Retail & Digital
CWM: Commercial Banking & Wealth Management
JCIB: Japanese Corporate & Investment Banking
GCIB: Global Corporate & Investment Banking
GCB: Global Commercial Banking
AM/IS: Asset Management & Investor Services
GM: Global Markets
MUFG: Mitsubishi UFJ Financial Group
the Bank (BK): MUFG Bank
the Trust Bank (TB): Mitsubishi UFJ Trust & Banking Corporation
the Securities HD (SCHD): Mitsubishi UFJ Securities Holdings
MUAM: Mitsubishi UFJ Asset Management
MUMSS: Mitsubishi UFJ Morgan Stanley Securities
MSMS: Morgan Stanley MUFG Securities
MS: Morgan Stanley
NICOS: Mitsubishi UFJ NICOS
MUAH: MUFG Americas Holdings Corporation
MUB: MUFG Union Bank
KS: Bank of Ayudhya (Krungsri)
Bank Danamon (BDI): Bank Danamon Indonesia
FSG: First Sentier Group[*1]
*1 Company name changed from First Sentier Investors in July 2025

Editorial Overview

Editorial Structure

Officer in Charge of IR

- Group CEO
  - Group CFO
    - Financial Planning Division
      - Office of the CFO
        - Collaborates on debt IR*1
      - Investor Relations Office
  - Group CSO
    - Corporate Administration Division
      - Collaborates on SR*2
      - Collaborates on governance disclosure
    - Corporate Planning Division
      - Sustainability Office
        - Collaborates on sustainability

Institutional investors, individual investors, publications

- Response to institutional investors and analysts
- Response to rating agencies
- Response to bond investors, debt IR
- Overseas SR
- Sustainability
- Holding seminars
- Response to individual investors, holding seminars
- Publications such as Integrated Reports

*1 IR for bond investors *2 Shareholder Relations: Response to shareholders

Information Disclosure System

Environmental | Social | Governance | Financial/ Business strategy

- Integrated Report (Environmental, Social, Governance, Financial/Business strategy)
- Sustainability Highlights 2025 (Environmental, Social, Governance)
- [Report] MUFG Driving Social & Environmental Progress - for our Brighter Future
  [Case Studies] MUFG Driving Social & Environmental Progress – for our Brighter Future (Web) (Japanese only) (Environmental, Social, Governance)
- Environmental: Transition Progress; Disclosure based on the TNFD framework (Web); Disclosure Based on TCFD Recommendations (Web); Transition Whitepaper 2025
- Social: Respecting Human Rights (Web); Human Capital Report*3
- Governance: Corporate Governance Report (Web)
- Financial/Business strategy: Investors Day; Investor Meeting Presentation
- ESG Data Book (Environmental, Social, Governance)
- Annual Report (Environmental, Social, Governance, Financial/Business strategy)

*3 Japanese only, the English version will be released in September

Editorial Overview

To best explain our efforts to create sustained value to our investors and other stakeholders, we, Mitsubishi UFJ Financial Group, or MUFG, have compiled this integrated report, *MUFG Report 2026*, with reference to such guidelines as the Integrated Reporting Framework recommended by the IFRS Foundation as well as the Guidance for Collaborative Value Creation issued by the Ministry of Economy, Trade and Industry. Further details on our financial status are available on our website. For details of sustainability initiatives, see various reports available on the sustainability page of our website.


Environment
Social
Governance
Guidance for Collaborative Value Creation

Reporting Period

April 1, 2025 to March 31, 2026
(The report includes some information pertaining to activities undertaken up to July 2026.)

Reporting Scope

Mitsubishi UFJ Financial Group and its group companies

Disclaimer

This report contains forward-looking statements with regard to the expectations, forecasts, targets, and plans of Mitsubishi UFJ Financial Group, Inc. and its subsidiaries and affiliates. These forward-looking statements are based on information currently available to the Group and are stated in this document on the basis of the outlook at the time that this document was produced. In producing these forward-looking statements, certain assumptions (premises) have been utilized that are subjective and may prove to be incorrect. Should any underlying assumption prove to be incorrect, actual results in the future may vary materially from some of the forward-looking statements in this document. The Group has no obligation or intent to update any forward-looking statements contained in this document.
In addition, information on companies and other entities outside the Group that is included in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information have not been verified by the Group and cannot be guaranteed. All figures contained in this report are calculated according to generally accepted accounting principles in Japan, unless otherwise noted.

MUFG Information Disclosure Guideline

FAQ from stakeholders	Key messages for readers in the Integrated Report	Link with other disclosure tools
What are the aspirations of MUFG's top management, and how would you characterize MUFG's corporate culture? What is MUFG's financial strategy and capital management approach?	**Management Message** > P. 07- The aspirations of the CEO/CFO and an overview of MUFG	About MUFG (WEB)
What progress has MUFG made in growth areas such as AI adoption and business in Asia and the U.S.?	**MUFG's unique strength** > P. 23- MUFG's unique portfolio and AI initiatives	Annual Report (Web) ESG Data Book (Web)
Based on the MTBP, what is the path to improving corporate value, and how is the growth strategy progressing? What sustainability strategies are in place for addressing social issues, and what is the current progress of initiatives on priority issues? What is the status of cultural reform and human capital management toward corporate transformation?	**Progress of MTBP Strategies** > P. 37- Expand & Refine Growth Strategies Drive Social & Environmental Progress Accelerate Transformation & Innovation Mid-Career Hires Roundtable	MUFG Driving Social & Environmental Progress - for our Brighter Future*1  Sustainability Highlights 2025*1  Transition Progress 2026  Transition Whitepaper 2025  Human Capital Report*2  Investors Day Investor Meeting Presentation
What approaches and initiatives are the Committees and Outside Directors taking to support MUFG's foundation? How is MUFG's governance structured, including the succession plan, executive compensation, and equity holdings?	**Governance that supports the Growth Stratergies** > P. 61- Dialogue between Outside Directors Initiatives of each Committee	Respecting Human Rights (Web) Corporate Governance Report (Web)

*1 A new report integrating both publications is scheduled to be released in August 2026 *2 Japanese only, the English version will be released in September

Trajectory of MUFG's Corporate Value Enhancement

2005 Establishment of MUFG

2005- Strengthened investment banking operations

2005
- Formation of MUFG, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities

2006
- Formation of the Bank of Tokyo-Mitsubishi UFJ (currently MUFG Bank)



2007
- Formation of Mitsubishi UFJ NICOS

2008
- Strategic alliance with Morgan Stanley
- Converted UnionBanCal Corporation into a wholly owned subsidiary
- Converted ACOM into a subsidiary

2010
- Formation of Mitsubishi UFJ Morgan Stanley Securities, Morgan Stanley MUFG Securities

2012- Enhanced our presence in the ASEAN region

2013
- Converted Bank of Ayudhya (Krungsri), a major commercial bank in Thailand, into a subsidiary



- Capital and operational alliance with Vietnam Joint Stock Commercial Bank (VietinBank)

2015
- Transitioned to a Company with Nominating Committee, etc.

2016
- Capital and business alliance with Security Bank Corporation in the Philippines

2018
- Integrated corporate lending operations of the Bank and the Trust Bank

2019
- Converted Bank Danamon, Indonesia, into a subsidiary
- Converted an Australia-based asset manager, First Sentier Investors[*1] into a subsidiary

2021- Challenges to transform the business model

2021
- Redefined our Purpose and established the MUFG Way to embody it
- Launched the Digital Service Business Group, transitioning to a seven-business group structure
- Announced the MUFG Carbon Neutrality Declaration

2022
- Sold MUFG Union Bank
- Decided on an investment of approximately ¥200 billion in Asia's digital finance sector

2023
- Alliance 2.0—Enhancement of strategic alliance with Morgan Stanley
- Decided on strategic investment in Global AM/IS[*2] area (converted Albacore, Link[*3] into a subsidiary)


Alliance 2.0

2024
- Converted Mitsubishi UFJ Asset Management into a wholly owned subsidiary
- Converted WealthNavi into a wholly owned subsidiary

2025
- Changed the name of au Kabucom Securities to Mitsubishi UFJ eSmart Securities and converted it into a wholly owned subsidiary
- Launched a new service brand "Emut"
- Announced an investment in Shriram Finance, a leading non-banking financial company in India[*4] (photo right)


SHRIRAM

2025 MUFG 20 Year Anniversary

Committed to empowering a brighter future.

*1 Now First Sentier Group
*2 Asset Management / Investor Service
*3 Now MUFG Pension & Market Services
*4 Investment completed in April 2026

CEO Message


MUFG STADIUM

Strong Today, Stronger Tomorrow

Junichi Hanzawa
President & Group CEO

CEO Message

When assuming the position of CEO in April, I began framing thoughts on what my first message to stakeholders might be. Contemplating the central question I heard most often at the time – namely, what next steps to expect from MUFG – an assessment of our status and our direction seemed a good place to start.

"What lies ahead" is of course no simple question, with no single answer, occupying as many dimensions as our multifaceted organization. I would like to share a few observations on these matters here, - by way of introducing myself as well - as they relate to our current state and our future.

MUFG's commitments, manifest over our first 20 years

Beginning with our current state: MUFG marked our 20th anniversary in October 2025. When the company was formed two decades ago, I was working on the integration of Mitsubishi Tokyo Financial Group and UFJ Holdings at the Integration Planning Office of the holding company. This period was characterized by extensive financial system reforms, with new holding companies emerging and the sector undergoing significant restructuring. I dedicated my days to visualizing the optimal role of a financial group in meeting the diverse needs of customers and society.

My career had begun in 1988 at a Mitsubishi Bank branch in downtown Tokyo. During those early days, banking mainly involved fairly simple deposits and loans. Even then, I wanted to offer a broader range of products and services to better serve our local community, and I relished the challenge as a meaningful contribution to society. That aspiration remained with me throughout my career, including when I worked on the launch of MUFG.

Over the subsequent two decades, MUFG not only integrated and strengthened Group functions, but also evolved into a global financial group with a multitude of activities in Japan and abroad. This was reflected in part through investments in Morgan Stanley, the Asia region and, more recently, overseas AM/IS areas.

With this context, we selected a specific concept while planning our 20th anniversary celebrations:

"Carrying our gratitude for the past 20 years to the transformation of the next 20."

I'm very fond of this phrase. It reflects our commitment to a fresh start that drives transformation and breakthroughs. Yet it does so with respectful appreciation for MUFG's current status, achieved over time with the great support of our customers, shareholders, and every dedicated colleague.

That status now is beyond what I ever envisioned as a new hire, or later when MUFG was established. I feel honored and grateful to lead the charge in meeting new challenges as CEO in such dynamic times.

Trajectory of MUFG's
Corporate Value Enhancement
Page 06



The prevailing environment & its challenges

Our operating environment is evolving more swiftly and profoundly than ever. What was business-as-usual yesterday can suddenly be replaced by something radically new today. The post-World War II international order is evolving dramatically, with mounting fragmentation and realignment across trade, investment, and technology. Shifts in energy and oil prices – driven by escalating tensions in the Middle East, logistical instability, and uncertainty about inflationary trends – are exerting forces on individuals and corporations that can alter their behavior significantly.

Yet such forces are also creating opportunities for healthy growth. Globally accelerating investment in digital infrastructure, along with substantial growth in Asia driven by India and ASEAN nations, are generating new demand.

Meanwhile, the adoption of AI and the digitalization of financial transactions are changing the industrial structure itself. There is little doubt that frontier AI can unleash unparalleled potential when deployed with wise forethought. But its sheer power could also pose new risks, including malicious cyberattacks.

Amid these prospects of growth and forces of uncertainty, Japan – our native market – arrives at a pivotal moment. Despite challenges of a declining birthrate, an aging population, and labor shortages, the country is moving beyond Japan's "lost three decades" toward sustainable growth. Companies are increasing investments in initiatives to add significant value.

Wages steadily rising in line with inflation are returning, along with a positive cycle of growth and resource allocation. Expansions in data centers, redevelopment of supply chains, and investments in new industrial fields – including semiconductors, green transformation (GX), and content



Now is the time to deliver on our global top five ambition and draw a roadmap to achieve this.

business – are steadily gaining momentum. The government's 17 Strategic Fields initiative adds a crucial effort to strengthen Japan's industrial competitiveness. Corporate governance reform has progressed, prompting companies to transform operations and enhance capital efficiency, attracting investment into Japan.

As interest rates normalize, it is essential to fortify structures that facilitate the smooth flow of growth funds. This involves promoting public-private partnerships, engaging in sophisticated risk-taking, and leveraging MUFG's collective strength across financial and non-financial sectors alike. These efforts support corporate growth investments and individual asset formation and contribute to sustainable growth of the Japanese economy. We must elevate and broaden our roles as these factors take effect.

Progress & strategic direction

Our current three-year Medium-term Business Plan (MTBP), launched in fiscal 2024, is progressing steadily. We set a record profit for three consecutive years from fiscal 2023, the final year of our previous MTBP. We enhanced our retail business by launching the new service brand "Emut", increased risk-taking in the corporate business, and accelerated global strategies through investment in Shriram Finance in India.

Fiscal 2026 is the final year of this current MTBP. We will focus on solid execution of its strategies to achieve approximately 12% ROE and our full-year target of ¥2.7 trillion in profits attributable to owners of the parent. We will also intensify discussions about our vision beyond this current MTBP.

As we enter its final year, we see specific progress in the Plan's three pillars – Expand & Refine Growth Strategies, Drive Social & Environmental Progress, and Accelerate Transformation & Innovation – and indications of MUFG's direction.

Building MUFG's Economic Sphere in Asia—Initiatives in India Page 35



Expand & Refine Growth Strategies

In the domestic retail business – in addition to expanding products and services for Emut – we will create new customer experiences that include social implementation of AI for digital banking. We will accomplish this through strategic collaboration with tech firms, including OpenAI.

CEO Message

We are jointly developing our Money Advisory Platform (MAP) with WealthNavi, leveraging AI and a variety of data to enhance personalized services that match customer asset status, life stages, and life events. In Japan, we will launch a digital inheritance service as inter-generational asset transfer shows significant momentum.

In Japan's newly normalized interest-rate environment, competition is intensifying, not only from online banks but also new entrants from non-financial industries. The key to success in this realm is user-friendliness. A random scattering of product offerings will not resonate with customers; added value comes from focused proposals of optimal products and services that meet actual real-world needs. We will refine MUFG's unique mass-retail strategy, including the seamless use of our diverse financial services through Emut, and consultation through both face-to-face and indirect channels.

Our strategic alliance with Google, announced in May, will help Emut quickly evolve into an effortless, integrated financial service that enhances daily life. We will drive this by combining Google's wide-ranging customer touchpoints, advanced AI, and cloud technologies with MUFG's extensive financial services and data resources. We will make these functions available across the daily scenarios, including shopping, entertainment, health management, and leisure, freeing customers to fluidly experience next-generation financial services.

In our domestic corporate business, we plan to diversify our financing channels beyond traditional indirect services by including equity investments, investment funds, and various structured financing options. We will adopt a more risk-tolerant approach, leading public-private partnerships and promoting industrial development from a wide-ranging perspective by leveraging our consolidated strengths to open doors to new opportunities. We also will strengthen our asset management capabilities in AM/IS as we expedite efforts to support Japan's goal of becoming a leading asset-management center. This includes offering custodial and middle-office services to asset managers.

Overseas, Asia and the US remain our key markets. We recently completed an investment in India's Shriram Finance. In my 20s, I was seconded to the International Finance Bureau of the then-Ministry of Finance, and worked on ODA yen loans to Southeast Asia. Now – years later – I maintain great faith in Asia's potential, although development stages obviously vary among countries.

To support MUFG and Asia's growth, strategic execution with a disciplined approach to capital management and tailored to each country's unique circumstances and timelines is essential.

We will assess growth opportunities in each country and region, and bolster the resilience of our global business portfolio. This includes the US, where we will strategically enhance Group functions to capitalize on the world's largest market.

We will also continue to deepen our collaboration with Morgan Stanley as it approaches its 18th year. This partnership is a unique strength, and we are enhancing it across Japan and internationally in areas such as global markets, wealth management, AM/IS, AI integration, and investment banking.

CFO Message Page 14



Deepening and Expanding the MUFG–Morgan Stanley Alliance Page 31



Drive Social & Environmental Progress

The pillars we designate as Drive Social & Environmental Progress and Expand & Refine Growth Strategies are two of the three foundational components of our current MTBP.

Together, they represent our aim to offer solutions that address customer and societal challenges while expanding our business prospects to build profitability and economic value. Through initiatives in Japan and overseas, we are promoting sustainable finance, financial economy education, development of regional economies, and resolution of local community issues.

In addition to our ongoing support for Japanese traditional crafts, we are launching a group-wide effort in regions with strong manufacturing backgrounds to promote sustainable regional revitalization. We are driving this by attracting startups and facilitating business-matching through partnerships among government, industry, and academia. In a similar spirit, our MUFG Stadium initiative gathers colleagues from different group companies to share ideas on how MUFG can create value for society and future generations, and explore ways to implement them.

To promote a broad understanding of these initiatives, we have released Transition Progress 2026, an update on our plans to help drive social improvement, including a report showcasing colleague-driven problem-solving case studies. I invite you to take a look.

We believe that business strategies directly linked to financial performance - and to elements that are less financially tangible, such as corporate culture, the resolution of social issues, and human-capital strategy - are inseparable and together drive the creation of corporate value. Thus, we will continue improving our disclosure of non-financial information related to sustainability and human capital, aiming to communicate the significance of intangible value

CEO Message

that is rarely shown in financial statements. And we will do so in the clearest, most mindful way possible.

Drive Social & Environmental Progress
Pages 46-51



Accelerate Transformation & Innovation

The concept of "corporate transformation" not only fuels development of growth strategies but compels us to address social issues. Such transformation has no finish line – nor should it. With this awareness, we are implementing an exercise in transforming our agility beyond merely speeding up business processes.

Genuine agility is achieved by shortening the cycles of data collection, analysis, decision-making, implementation, and improvement, while elevating the quality and speed of decisions made by management and frontline staff.

To accomplish this, we are adopting an agile workstyle, accruing results through short 'plan-do-check-act' PDCA cycles. By making small frontline improvements that drive organizational changes, we aim to establish an agile business operation and corporate culture that continuously adapt and progress.

AI is not simply an extension of rote digitalization; it is a transformative tool for decision-making processes and businesses themselves. Our goal is to become an AI-native organization, integrating its power into daily operations and decisions as a partner to help expand the range of individuals' thought process. To achieve this, we will recruit and develop specialized talent, improve AI literacy across the organization, and create an environment conducive to effective AI – including an AI platform that provides easy access to essential data.

Beyond structured data like numbers and attributes, we must also compile MUFG's unique tacit knowledge – such as daily frontline communication and experiential knowledge – in a format that can be used by AI, and convert it into a valuable organizational asset. These efforts will drive AI advancement, support colleague achievement, and boost our competitiveness through a cycle of mutual development.

Of course, deeper integration of AI into business and decision-making will heighten the significance of governance. Clear definitions are necessary for how to use AI analysis and suggestions, which operations to delegate to AI, and who decides and bears responsibility for these activities. Control does not imply halting the use of AI; governance serves as a safeguard that provides confidence to take on challenges and learn from them. This is exemplified by discussions on Frontier AI, where it has the capacity to identify overlooked vulnerabilities and develop protections from cyberattacks.

When used wisely, AI can markedly strengthen system defense. But malicious use poses major threats to the financial system and can alter cyber-risk response times, requiring more defensive flexibility. We will collaborate with government and relevant agencies by sharing knowledge across public and private sectors to promote effective courses of action in this realm.

Feature Article: MUFG's AI Initiatives
Pages 24-26





Forging our future with unique capabilities & enduring principles

Although it is vital for MUFG to continuously adapt and lead through a variety of changes, our core principle remains the same: growing alongside our customers and society. In this age of complex social issues, we must maintain a broad outlook, anticipate and address our customers' concerns, and build a sustainable, value-creating business model.

To be selected as a service provider by customers and society requires compelling attributes. MUFG has unique strengths – such as the largest customer base in Japan, a well-balanced global business portfolio, and formidable

group capabilities – that enable us to seamlessly offer a wide variety of services. We will build on these strengths to evolve from a leading financial institution in Japan into one of the world's leading financial services group, and continue to augment our corporate value.

When MUFG was established 20 years ago, we set a goal of reaching a global top five position. My aim is to draw a roadmap to achieve this.

Reflecting on what makes MUFG unique, we cannot overlook the evolving role of financial services in society. As customer issues grow more complex and AI and data deployment both advances, the lines between financial and non-financial sectors are increasingly blurred. The key concern for customers is not whether services are offered by financial or non-financial firms but whether these services can be accessed safely and conveniently.

Therefore, I envision MUFG evolving into a comprehensive services group that goes beyond traditional financial services to address real-world concerns and issues for customers and society. For example, our recent entertainment initiative involves collaborating with publishers and production companies in Japan to fund and support the creation, planning, and global distribution of content, including animation and movies. This extends beyond traditional finance to connect diverse players and promote Japanese content worldwide. I wish to further develop these initiatives into other sectors.

Aspiring to grow and resolving to convert challenges into results

As CEO, I have communicated two overarching commitments to our General Managers, Branch Managers, investors, and MUFG colleagues worldwide.

First is a keen aspiration to grow. We will vigorously support Japan, our home market, as it transitions from focusing on structural reforms to driving a growth-oriented, future-ready business model. Achieving this requires a strong growth mindset and commitment to creating unique values. This approach will enable us to foster growth both in Japan and globally. I see this as our core mission.

Second is a focused awareness of the need to convert challenges into results. MUFG is often perceived as conservative, but a culture of stepping up to embrace challenges has taken root and continues to take shape, thanks to prior and current efforts. We should value this emerging dimension of our culture.

We must also avoid complacency by reflexively converting challenges into accomplishments through deliberate action. I aim to generate significant value through this process as we move forward in step with our customers and society.

Through these initiatives, we intend to maintain a company environment where our colleagues can work with dignity and a sense of purpose. As more of our team takes pride in working at MUFG and finds fulfillment in their roles, we will inevitably grow stronger. It is crucial for management to foster an environment where colleague growth and organizational growth are symbiotic.

MUFG has changed significantly over the past two decades. The Group management approach has evolved from Group-collaborative, where each entity collaborates as necessary – to Group-driven, where each entity fulfills its role according to Group policy – to Group-integrated, where the entities are united and function as one organization. To become the comprehensive services group we aspire to be, MUFG must accelerate this transformation. My role as Group CEO is to make this happen.

During my five years as President and CEO of the Bank, I maintained frequent communication with many colleagues in Japan and abroad, clearly articulating my vision across the organization and gathering direct feedback from the front line. As Group CEO, I intend to connect with even more colleagues across the Group and continue engaging them in meaningful dialogue.

For MUFG, this era of epochal change requires a strong conviction to our purpose, and the ability to execute and convert that conviction into results.

By accurately grasping the significance of a changing environment and leveraging our consolidated Group strength, MUFG will exemplify our purpose of being Committed to empowering a brighter future.

I believe MUFG's ability to build on strengths we now possess, and to forge an even more powerful future, is linked to the evolving profile of customers and society as we all grow together. We pledge to embrace bold challenges with determination to grow together as we take action to lead that growth.



President & Group CEO

A Guide to Quickly Understanding Where MUFG Is Now

Keyword	Message summary	Locations of detailed descriptions
The Future of MUFG	MUFG will develop into a comprehensive services group beyond financial services, resolving issues for customers and society, with the aim of achieving a global top five ranking. As we evolve, MUFG's Purpose to be *Committed to empowering a brighter future.* for all stakeholders remains constant. We will cultivate a culture where each colleague develops the ability to think independently, make informed decisions, and act with speed and resolve, aiming for sustainable corporate value enhancement.	MUFG Way Page 2 Mid- to Long-Term Vision Page 27
Improving ROE	In FY2025, we achieved ROE of 11.3%, and our target for FY2026, the final year of MTBP, is approximately 12%. Improving ROE remains our most important commitment. We will pursue social and economic value and consistently follow a value creation cycle that begins with increasing ROE, progresses to boosting EPS and PER, and concludes with maximizing TSR.	CFO Message Page 14
Capital Policy / Shareholder Returns	In FY2025, we increased the dividend per share by ¥22 from the previous fiscal year to ¥86 and repurchased ¥500 billion worth of our own shares. For FY2026, we are targeting higher profits and plan to pay a full-year dividend of ¥96 per share, with a dividend payout ratio of 40%. We will continue to aim for a stable and sustained increase in dividends per share through steady EPS growth and by maintaining an approximately 40% dividend payout ratio.	CFO Message Page 14
AI Utilization	We aim to become an AI-native organization that integrates AI into daily operations. To that end, we are developing specialist personnel and creating an environment where AI can be effectively leveraged. Furthermore, promoting the use of AI requires strengthening governance. We will work together with the public and private sectors to promote effective initiatives. In the dialogue among MUFG, Sakana AI, and WealthNavi, we explored approaches to harnessing AI and the value created through its utilization.	Feature Article: MUFG's AI Initiatives Page 24 Tripartite Dialogue Between MUFG, Sakana AI, and WealthNavi Page 25
Expand & Refine Growth Strategies	Our business portfolio is our strength, and it is essential to expand it in a balanced manner by applying the seven strategies for growth. In the domestic retail sector, we will further strengthen our customer base by expanding our service brand "Emut" and collaborating with technology companies. Guided by a stronger growth mindset and a commitment to creating value unique to MUFG, we will strive to be a driving force behind growth in Japan and around the world.	Expand & Refine Growth Strategies Pages 38-44
Drive Social & Environmental Progress	We have identified 10 priority issues across the themes of "Sustainable Society," "Vibrant Society," and "Resilient Society," aiming to contribute to solving social challenges through financial services. We will promote clear internal and external communication about the impact of our initiatives that drive progress by enhancing disclosure of non-financial information, which is inseparable from financial information, to demonstrate the significance of intangible values in detail.	Drive Social & Environmental Progress Pages 46-51 CSO / CSuO Message Page 45
Accelerate Transformation & Innovation	Continuous "Transformation & Innovation" is the foundation that supports the pillars of "Expand & Refine Growth Strategies" and "Drive Social & Environmental Progress." We will promote agile transformation with the aim of making a workstyle based on agility our standard. We have illustrated MUFG's human capital management initiatives and their relationship with corporate value in the "Human Capital Report 2026*1," released alongside the MUFG Report.	Accelerate Transformation & Innovation Pages 52-56 Mid-Career Hires Round Table Pages 57-60 CHRO Message Page 53

*1 Concurrent publication applies to the Japanese version only; the English version will be released in September 2026

CFO Message

We aim to enhance corporate value over the medium to long term and maximize TSR through optimal capital allocation and disciplined financial management

Jun Togawa
Senior Managing Corporate Executive
Group CFO



Approach to Enhancing Corporate Value - Maximization of TSR -

MUFG considers improving corporate value over the medium to long term to be a top management priority. We believe that equity value is not determinded solely by a single fiscal year's profit level. Rather, they reflect sustainable profitability, capital efficiency, growth expectations, and the value of intangible assets, including sound corporate culture, human resources, and organizational knowledge, all of which interact with market evaluation. Its foundation lies in improving corporate value over the medium to long term.

Figure 1 summarizes my vision and initiatives toward improving corporate value. In particular, MUFG prioritizes improving ROE, the core indicator for improvement of corporate value, as shown in the bottom left of the figure. How effectively capital is used to achieve stable and sustainable profit growth is the most important indicator for measuring a financial institution's

Figure 1. MUFG's Initiatives to Enhance Corporate Value and Our Vision


Purpose Committed to empowering a brighter future.
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation
Optimal Financial Capital Allocation and Information Disclosure
Investments for enhancing profitability
Accumulation of highly profitable assets, inorganic investment (Asia, digital, AM/IS, etc.)
Control of earnings volatility
Reduction of equity holdings
Building a diversified and resilient business portfolio, etc.
Disciplined capital management
Flexible share repurchases (¥500.0 billion in FY2025)
Ensuring secure and safe services
Maintaining financial soundness that underpins credibility and trust
Enhancing disclosure and Stakeholder Engagement
Reducing information asymmetry through stakeholder engagement and enhanced disclosure
Growth in EPS*1
FY2025: ¥213.17 (up approx. 33.2%)
FY2024: ¥160.02
Raise growth expectation
Promote competitive advantage
Reduce capital cost
Lower investors' required expected rate of return
Dividend payout ratio
Dividend payout ratio of around 40%
Maintain and improve PER*2
End of FY2025: 13.4x
End of FY2024: 12.2x
Progressive dividends
5 consecutive years of dividend increase (cumulatively 3.4x)
Rise in share price
From April 2021 to March 2026
Increase of 336.9%
Improvement in ROE
Medium- to long-term target
Approximately 12% in ROE based on JPX definition
Maximization of TSR*3
Improve Corporate Value ⇔ Increase Shareholder Value

*1 EPS: Earnings per share *2 PER: Price earnings ratio *3 TSR: Total shareholder return

CFO Message

competitiveness. MUFG aims to improve ROE on a sustainable basis and seeks to enhance return on capital through business portfolio reviews, optimal capital allocation, and disciplined expense management.

Besides enhancing ROE, our goal is to maximize TSR.

Enhancing the ROE depends on achieving sustainable growth in its underlying source—EPS. We aim to steadily increase the value per share by practicing disciplined capital management and flexible share repurchases, alongside profit growth achieved by improving the core business profitability. Our primary focus is on steady EPS growth to enhance the financial resources available for shareholder returns. We have significantly increased dividends per share (DPS) by achieving this. (See Figure 2)

Another key priority is to consistently demonstrate improvements in ROE and EPS to clarify our growth path, ultimately improving PER and enhancing market valuation. Our goal is to enhance the market's understanding of MUFG's growth prospects and sustainability potential to improve evaluation by strengthening the quality of our business portfolio, increasing the resilience of our profit structure, and fostering transparency through better information disclosure and ongoing investor dialogues.

Furthermore, we believe that sustainable management focused on credibility and reliability, along with efforts to develop a resilient risk management system to ensure safety and soundness, and improved disclosure, will result in lower capital costs and wider equity spreads.

These initiatives aim to maximize TSR as our ultimate goal. Our goal is to deliver strong returns to shareholders over the medium to long term by achieving both an increase in the share price through profit growth and stable, sustainable dividend increases.

Looking at the current status, continuous improvement in corporate values has resulted in five consecutive years of dividend increases (cumulatively approximately 3 times), and over the past five years, TSR growth is among the highest globally in the banking sector. Figure 2. Dividends Track Record Figure 4. Trend of TSR Figure 3. Key issues for Improving PBR (PBR breakdown)

By consistently following a value creation cycle that begins with improving ROE, progresses to enhancing EPS and PER, and concludes with maximizing TSR, we will keep striving for sustainable enhancement in corporate value.

Figure 3. Key Challenges for Improving PBR (PBR breakdown)

Key issues

- PBR remains low by global standards and is not yet sufficiently differentiated from domestic peers.
- Further enhance ROE and sustainable growth while maintaining disciplined capital management

$$PBR = 1 + \frac{\text{Equity spread (ROE – Cost of capital)}^{*1}}{\text{Cost of capital – Growth rate}}$$

*1 Based on the Gordon Growth Model

Figure 2. Dividends Track Record


Dividends per share
Dividend payout ratio
EPS (yen)
EPS (yen; total shares outstanding as of end of FY2017, excl. the effect of share repurchases)
25.5%
32.9%
61.0%*1
41.3%
31.7%
35.3%
32.9%*2
(34.9%)
40.0%*3
40.3%
40.1%
74.55
75.19
66.91
66.3
40.95
40.12
60.5
59.03
88.45
85.91
90.73
84.82
124.65
113.26
160.02
141.53
213.17
184.4
¥19
¥22
¥25
¥25
¥28
¥32
¥41
¥64
¥86
¥96
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026 (forecast)

*1 Dividend payout ratio amounts to 37% when the impact of the one-time amortization of goodwill is excluded
*2 Excluding the impact of the change of the equity method accounting date for Morgan Stanley from FY2023 results
*3 Excluding the estimated impact of the change in the consolidated closing period for Krungsri from FY2024 target

Figure 4. TSR Performance


(Closing share price as of March 31, 2021 = 100)
650
600
550
500
450
400
350
300
250
200
150
100
50
Mar. 2021
Sept. 2021
Mar. 2022
Sept. 2022
Mar. 2023
Sept. 2023
Mar. 2024
Sept. 2024
Mar. 2025
Sept. 2025
Mar. 2026
Jun. 2026
(end of month/ year)
MUFG
Mizuho FG
Sumitomo Mitsui FG
HSBC Holdings
Goldman Sachs
Deutsche Bank
Barclays
Morgan Stanley
BNP Paribas
JP Morgan
Citigroup
Bank of America

CFO Message

Progress in Medium-Term Business Plan
- Maintaining High Profit Growth -

I will now explain the results of MUFG's initiatives to improve corporate value and future directions. Let's start with the progress in the current MTBP.

MUFG is accelerating management focused on capital efficiency, based on our MTBP. In FY2025, the second year of the MTBP, we clearly demonstrated both the resilience of our earnings base and ability to execute our strategies despite the increasingly uncertain external environment.

FY2025 Results

The FY2025 consolidated income statement reported profits attributable to owners of the parent of ¥2,472.2 billion, marking the first time since MUFG's founding that profits exceeded ¥2 trillion and the third consecutive year of record-high profits.

As shown in Figure 6 below, customer segment profits increased by ¥356.2 billion from the previous year, driven by higher loan and deposit interest income, reflecting rising yen interest rates, among other factors. The primary factor behind the profit increase in the Global Markets Business Group was the significant increase in net operating profits due to the rebound from the rebalancing loss of the bond portfolio in FY2024 and a rise in net interest income from the rebalancing.

An increase in net fees and commissions, mainly from loans and solutions-related businesses in Japan and overseas, was another factor supporting the growth in net operating profits. In recent years, we have responded adaptively to environmental changes, including monetary policy, both within and outside Japan, while promoting reforms to our profit structure and strengthening our earning power. As shown in Figure 7, compared to FY2020, fees for the stock-type AM/IS business, which can generate stable revenue, increased 1.7 times, while flow-type loan-related fees expanded 2.2 times. Loan-related fee income rose, mainly due to project finance supported by our strong global origination and distribution (O&D) expertise. Meanwhile, the AM/IS business gained more assets under management and consistently grew its fee income. The amount of stock-type fee income is a key competitive strength for MUFG.

Among items below net operating profits, the credit costs increased year-on-year due to the absence of the large credit costs reversal recorded in the previous fiscal year. However, FY2025 results are at a long-term average level.

In addition, net gains (losses) on equity securities decreased as the impact of the sale of large equity holdings in FY2024 faded, but this was mostly offset by the rebound from

Figure 5. FY2025 Consolidated Financial Results

	MUFG (consolidated) (Billions of yen)	FY2024 Results	FY2025 Results	FY2025 Change	FY2025 Impact of the change in consolidated closing period of KS*1
1	Gross profits	4,819.3	**5,944.4**	1,125.1	1,290.2
2	G&A expenses	3,228.1	**3,567.2**	339.1	424.6
3	Net operating profits	1,591.1	**2,377.2**	786.0	865.5
4	Total credit costs	-108.7	**-355.8**	-247.1	-290.6
5	Ordinary profits	2,669.4	**3,410.1**	740.7	778.2
6	Profits attributable to owners of parent	1,862.9	**2,427.2**	564.2	586.3
7	ROE (JPX basis)	9.3%	**11.3%**	2.1ppt	–

*1 Adjusted financial results of FY2024, excluding impact of ¥79.5 bn in net operating profits and ¥22.0 bn in net income (after tax profits attributable to MUFG), translated at FX rate as of End Mar 2025, due to the change in closing period for consolidated financials of KS (from Jan-Dec to Apr-Mar)

Figure 6.
Breakdown of Changes in Net Operations Profits*1


(¥bn)
1,565.7
Approx.
80.0*2
RD
+7.8
CWM
+110.0
JCIB
+70.4
GCB
+31.6
AM/IS
+17.0
GCIB
+119.4
GM
+622.4
Other
(96.9)
2,365.4
Total of customer segments +356.2
FX fluctuation approx. +100.0
Impact of rising JPY interest rates approx. +150.0
FY2024
FY2025

*1 On a managerial accounting basis *2 Due to the change in closing period for consolidated financials of KS.

Figure 7. Strong Fee Income*1


(¥tn)
1.4
2.1
2.4
Flow-type
Stock-type
Loan fees
vs FY2020
2.2x
AM/IS fees
vs FY2020
1.7x
FY2020
FY2024
FY2025
FX/Paymen
AM/IS + Pension
Card payment
Non-interest income, etc. (KS, BDI, MUAH)*2
Real estate, corporate agency, inheritance
Solutions, loan fees
M&A, DCM, ECM

*1 Total is on financial accounting basis. Breakdown on managerial accounting basis (includes FX impact and change in standards). Includes MUB for FY2020 only
*2 FY2024 figures exclude the impact of the change in the consolidated closing period of KS.

CFO Message

Treasury's losses, primarily from sales of foreign bonds in the previous fiscal year, etc. Driven by a steady increase in net operating profits and a strong performance by Morgan Stanley as an equity method investee, which led to higher equity earnings, we achieved 30% year-on-year profit growth, with an ROE of 11.3%.

MTBP Financial Targets

We continue to regard improving ROE as our highest financial commitment in the current MTBP and identify profits, expenses, and RWA as the three key drivers of ROE improvement.

Profits have grown by ¥310.0 billion over the first two years of the MTBP from the seven strategies for growth, with rising JPY interest rates providing a tailwind. Our domestic retail business continued to make steady progress in cross-selling and customer base expansion, including accounts, under the "Emut" brand launched in the previous fiscal year. Corporate Wealth Management saw growth in loans related to business succession, M&A, and investment product sales, and GCIB-GM integrated business increased high added value projects. The Americas business achieved 15% year-on-year fee income growth, driven by development in Origination and Distribution. Our collaboration with Morgan Stanley continues to deepen, and other growth strategies are steadily contributing to income.

Expenses increased due to inflation, inorganic investments, and enhancements to business infrastructure, including growth investment, DX, generative AI, and cybersecurity. However, the expense ratio at 58.0% (Figure8[*3]) continued to meet the MTBP target of below approximately 60%, as we maintained strict discipline in both the ratio and the amount of expenses for each field. As for RWA, we have already exceeded our MTBP target of reducing unprofitable assets and adding highly profitable assets ahead of schedule and have established a new plan for additions and reductions toward FY2026.

We will continue to accelerate our initiatives to further improve ROE by enhancing profitability, while controlling expenses and RWA.

FY2026 Target

In FY2026, the final year of the current MTBP, MUFG aims for net income target of ¥2.7 trillion, an increase of ¥272.8 billion, representing growth of over 10% year on year. This sets ROE at approximately 12% (JPX basis).

Japan's economy is supported by an accommodative financial environment and various government policies, and corporate earnings in Japan continue to grow despite some downward pressure partly from trade policies. At the same time, the business landscape is highly uncertain, facing numerous risks, including geopolitical tensions in the Middle East and cybersecurity threats that could significantly impact management. Given that we have not identified any material impact on our performance from these risk events to date,

Figure 8. Breakdown of ROE Improving Factors (Logic Tree)


FY2025 results / MTBP targets
Improvement in ROE
Profits attributable to owners of parent
Shareholders' equity
Improvement in RORA*1
Profits attributable to owners of parent
RWAs
Capital management within the target range of the CET1 capital ratio
RWAs
Shareholders' equity
RWAs / Shareholders' equity
≒ Reciprocal of CET1 capital ratio
Expand & Refine Growth Strategies
Strengthen profitability
Resource allocations to seven growth strategies (Net operating profits*2 + ¥310.0 bn / ¥340.0 bn)
Cost control
Expense ratio 58.0%*3 / Around 60%
RWA control
Reduction in low profitability RWAs ¥9 tn*4 / ¥5 tn
Addition of highly profitable RWAs ¥16 tn*4 / ¥12 tn
(FY2026 plan: add ¥5 tn, reduce ¥2 tn)
Further enhancement of shareholder returns
Aim for a dividend payout ratio of 40% via progressive dividends
Annual dividends of ¥86 per share (up ¥22 per share year on year)
Flexible share repurchase
Share repurchase implemented ¥500.0 bn
Strategic investments for sustainable growth
Invest in growth fields
(Digital, Asia, Global AM/IS, new businesses, etc.)
→ For details, see "Strategic investments for sustainable growth" on page 20.
Capital Management (Optimally allocate capital to improve ROE)

*1 Return on risk-weighted assets (an indicator suggesting capital profitability) *2 Net operating profit on a managerial accounting basis *3 Expense ratio after adjusting for the impact of reviewing JPY interest rate hedging operations. The expense ratio before the adjustment for the said impact is 60.0%.
*4 FY2024-FY2025 cumulative total

Figure 9. FY2026 Target (Factors of changes in net profits)


(¥bn)
ROE
Approx. 12%
2,427.2
2,700.0
(estimate, after tax)
Interest income on loan, fee income, etc.: +140
Impact of JPY interest rate hike: +170
Rebound of losses in connection with the review of JPY interest rate hedging operations: +140
Impact of inflation and others (80)
FY2025 Results
NOP
Net gains on equity securities
Rebound of one-time factors, impact of JPY appreciation
FY2026 Target
<Current assumption of financial indicators>
BOJ policy rate
Approx. 1%
FF rate
Mid 3% range
Nikkei Stock Average
Mid ¥50,000 range
USD/JPY
Lower ¥150 range

CFO Message

we did not include any specific negative effects in the plan, which assumes that strong growth will continue.

In FY2026, net operating profits will continue to be the growth driver. In addition to the impact of rising JPY interest rates, the trend of earnings growth, such as higher loan interest and fee income, will continue. Despite factors exerting downward pressure, including inflation and increased expenses such as IT investments, we expect a substantial rise in net operating profits, with a rebound from losses related to the review of JPY interest rate hedging operations in FY2025.

Furthermore, progress in the sale of equity holdings is expected to generate additional gains on sales. Although there will be a recoil from one-time positive gains in FY2025 and the impact of a strong JPY, we remain confident in achieving sustained earnings growth, with a plan to increase profits by more than 10% based on the projected increase in net operating profit.

Initiatives for Improving ROE

- 12% ROE and Beyond -

MUFG's Current Position and the Road Ahead

MUFG's medium- to long-term ROE target is approximately 12%. This target has been established with reference to leading U.S. and European banks that deliver high ROE and command high market valuations, while taking into account differences in interest -rate environments and leverage levels in the respective home markets. Figure 10 illustrates MUFG's current position. Major US and European banks are ahead of our medium- to long-term ROE target, and we recognize that there remains a significant gap between us and the top global peers. Our PBR has consistently exceeded 1.0x, but we aim to reach an even higher level.

This medium- to long-term ROE target assumes that net unrealized gains will be removed as the sale of equity holdings progresses and that no new gains will be recorded.

Capital allocation and ROE

Figure 11 on the right shows the relationship between capital allocation and ROE.

It illustrates the change in capital allocation and ROE for each Business Group from FY2024 to FY2025. Company-wide ROE improvement was driven by the Commercial Banking & Wealth Management Business Group, which increased profits with higher income capturing the impact of JPY interest rate hikes, and strong growth in wealth management and financing-related revenues, supported by favorable equity market conditions and increased opportunities in areas such as M&A, and JCIB, which increased loan and non-interest income growth driven by capturing M&A-related financing opportunities and providing solutions. Morgan Stanley, which is an equity method affiliate, also continues to deliver a high ROE.

ROE of GCIB continues to improve, driven by ongoing improvement in loan margin and strengthened non-interest income. GCB steadily increased loans and deposits, while AM/IS consistently increased assets under management and expanded fee income. Scheduled amortization of goodwill and other

Figure 10. Relationships Between PBR and ROE[*1]


PBR
2.8
2.4
2.0
1.6
1.2
0.8
0.4
Further Improvement in Shareholder Value
Morgan Stanley
JP Morgan
GoldmanSachs
Medium- to long-term ROE target
Approx.12%
Wells Fargo
Mar. 2026 ROE
11.3%
HSBC
MUFG
Santander
Citigroup
Barclays
Deutsche Bank
BNP Paribas
ROE
4
6
8
10
12
14
16
18
(%)

*1Figures for global competitors are as of December 31, 2025. Source: Bloomberg

Figure 11. Capital Allocation[*1] and ROE[*2] (FY2024–FY2025)


ROE (%)
• Lighter colors indicate FY2024 results and darker colors FY2025 results
• Figures in brackets indicate a change in ROE in FY2025 compared to FY2024
16.5% (+3.5ppt)
Before amortization*4 (AM/IS) 13.5%
15.5% (+2.5ppt)
14% (-1ppt)
Before amortization*4 (GCB) 10%
Revised medium- to long-term ROE targets (approximately 12%)
Before amortization*4 (RD) 7%
10% (+1ppt)
9.5%*3 (+2ppt)
9% (+6ppt)
7% (+2ppt)
6% (+2ppt)
RD
CWM
JCIB
GCIB
GCB
AM/IS
Global Markets (excl. the impact of rebalancing of bond portfolio)
Morgan Stanley
Capital allocation

*1 Estimated RWA on the finalized and fully implemented Basel III basis to be applicable from March 31, 2029 (R&D, CWM, JCIB, GCIB and GCB) or economic capital (AM/IS and Global Markets). Managerial accounting basis
*2 Managerial accounting basis (Net profits basis)
*3 For GCIB, estimated RWA The adjusted ROE for large-scale credit costs, interest income, and RWA for FY2024. The adjusted ROE is 7.5%. Includes one-time gain on step acquisition for FY2025
*4 ROE excluding goodwill amortization

CFO Message

intangible assets under Japanese GAAP is weighing on the ROE of GCB and AM/IS, but both have double-digit ROE before amortization of goodwill, etc. RD, an important business that supports MUFG's balance sheet by securing retail deposits, will have a relatively low ROE during the current MTBP period due to upfront investments in digital and infrastructure development. We will steadily carry out its transformation.

We aim to improve MUFG's overall ROE through capital allocation to achieve current financial targets and support future growth, while also improving asset profitability.

At the same time, we are implementing initiatives to improve the expense ratio, which is necessary to improve ROE.

In the implementation of AI use cases, the cumulative total is expected to reach approximately 400 by FY2026, with an expected benefit of over ¥30 billion. To improve the efficiency of overseas back-office operations, we are promoting offshore operations through MUFG Global Service Private Limited in India. Our architecture strategy initiated under the previous MTBP, we are steadily promoting optimization by resolving complex and bloated architecture to build a more stable and competitive IT platform.

As part of our organizational transformation initiatives, we decided to merge two Indonesian non-bank subsidiaries in FY2025 and signed a Memorandum of Understanding (MoU) in May 2026 for the integration of PT Bank Danamon Indonesia Tbk and MUFG Bank, Ltd., Jakarta Branch. These initiatives will further enhance customer service while improving operational efficiency.

Path to improve ROE

Figure 12 below illustrates our roadmap for achieving the medium- to long-term ROE target of approximately 12%. The growth strategies under the current MTBP are progressing steadily, and increases in customer segment profits will continue to drive improvements in ROE. Figure 13 shows the sensitivity of net interest income to JPY rate hikes under certain assumptions, with the impact unfolding gradually over approximately three years. For each 25 bp BOJ policy rate hike, we estimate an approximately ¥180.0 billion of additional net interest income after three years. Meanwhile, the medium- to long-term ROE target assumes no gains from selling equity holdings, which will create downward pressure on ROE from FY2025 results. However, the effects of JPY interest rate increases could fully offset this. We will aim to achieve the target through organic and inorganic growth.

Our organic growth strategy aims to achieve higher profits by increasing domestic loans, improving the mass retail business ROE to above 10%, continuing growth in various fee income in Japan and overseas, and realizing strong growth in existing Asia x Digital investees. For inorganic growth, we will further develop our business portfolio by continuing investment in priority areas of AM/IS, digital, Asia, and the US.

Our estimate for FY2026 ROE is approximately 12%. Excluding the impact of equity holdings, we expect our ROE to be approximately 11%, indicating steady progress toward our medium- to long-term goal of approximately 12%. We believe even higher ROE may be achievable in the medium to long term, given improved efficiency through AI/DX, possible further JPY interest rate hikes, and continued execution of MUFG's growth strategy.

Figure 12. Path to Improve ROE


Profit growth image (before tax)
Assumptions
• BOJ policy rate: Approx. 1.0%
• Gains from sale of equity holdings: None
NOP
Current MTBP cumulative total +¥500 bn
ROE Approx. 12%
FY2025
Current MTBP growth strategy
Impact of BOJ policy rate hikes
Gains from sale of equity holdings
Organic growth
Inorganic growth
Medium to long term
Inorganic growth
AM/IS
Digital
Asia/US
Investment area
Organic growth
Japan
Strengthen loans by capturing financing demand
Growth in various fee income
Double-digit ROE for retail business
Co-creation of new industry
Asia
Asia business 1.6x profit*1
Global
O&D business 2x fee income
Environmental factor
Impact of BOJ policy rate hikes
Approx. less than 0.5%: +¥130 bn
0.5% - 1.0%: +¥360 bn

*1 Net profits excluding amortization of intangible assets

Figure 13. Net Interest Income Sensitivity to Rate Hikes*1


(¥bn)
0.75% → 1%
0.50% → 0.75% (Dec. 2025)
0.25% → 0.50% (Jan. 2025)
0.10% → 0.25% (Jul. 2024)
Exit from negative interest rate policy (Mar. 2024)
+185.0
240.0
25.0
110.0
40.0
65.0
110.0
160.0
80.0
75.0
425.0
160.0
180.0
90.0
75.0
505.0
180.0
180.0
90.0
75.0
525.0
FY2025
FY2026
FY2027
FY2028

*1 Assumptions for estimates: No change in the balance sheet structure at the time of each interest rate rise. The rise in market rates is the same as the interest rate hike

CFO Message

Capital Deployment for growth
- Aiming for the Optimal Balance of Timeframe and Financial Contribution -

As mentioned earlier, our organic growth strategy has met the current MTBP target for addition of highly profitable assets and reduction of unprofitable assets ahead of schedule. As part of our inorganic growth strategy, we are diversifying our business portfolio by investing in countries and business areas with high growth potential.

Our investment in Morgan Stanley has generated a business alliance and a significant financial contribution. In terms of corporate value, the current market value of our holdings has reached approximately 11 times[Next page*1] the original investment. The four partner banks in Asia are making a total profit contribution of approximately ¥200 billion. Synergies are growing with the introduction of the new payment solution "MUFG Unity" in April 2026, designed to address a range of cash management needs, including local payments across Asia.

During the current MTBP, we are focusing on strategic investments in digital, Asia, and global AM/IS as the priority areas. In FY2025, we made Moneytree KK a consolidated subsidiary. In December 2025, we decided to invest in Shriram Finance, a major Indian non-bank, and completed the investment in April 2026.

While these strategic investments currently generate limited profits, they encompass projects with strong medium- to long-term growth potential as well as those with moderate but steady and highly capital-efficient profit growth. We believe that combining projects with diverse business growth paths across Japan, the US, and Asia will support sustainable growth and create a resilient profit base.

MUFG will promote these inorganic growth strategies while continuously reviewing the investment performance of our existing investees. We will maximize investment performance by making timely and appropriate divestment decisions if achieving the initial investment objective is deemed difficult. For example, we implemented partial sale of U.S. Bancorp shares and sale of equity interest in

Figure 14. Strategic Alliances, Investments, and Divestments


Strategic alliance
MUFG
• Customer base in Japan and Asia
• Group consolidated strength
Morgan Stanley
• Leading global financial services
• Product supply capabilities
Deepen and expand collaboration
Start of alliance (2008)
Alliance 2.0
Investment banking
Wealth management/ asset management
Global markets and various knowledge sharing, etc.
Strategic investment
Asia
Digital
Global AM/IS
2026
SHRIRAM Finance
Approx. ¥681.0 bn
2024
mynt
Approx. ¥63.0 bn
2024
ascend money
Approx. ¥31.0 bn
2025
Moneytree
Approx. ¥10.0 bn
2024
MUFG MPMS*4
Approx. ¥110.0 bn
2024
ADIRA FINANCE *1
Approx. ¥66.0 bn
2023
DMI FINANCE
Approx. ¥32.0 bn
2023
HOME CREDIT
Approx. ¥87.0 bn
2024
WealthNavi
Approx. ¥115.0 bn
2023
ALBACORE CAPITAL GROUP
Approx. ¥50.0 bn
2012–2019
Commercial banks (VTB, KS, SBC, BDI)
Approx. ¥1.4 tn*2
2023
MUIP Garuda Fund
Approx. ¥13.0 bn
2022
MUFG Ganesha Fund
Approx. ¥37.0 bn
2022
Kanmu
Approx. ¥18.0 bn
2019
First Sentier Group
Approx. ¥300.0 bn
2022
Akulaku
Approx. ¥26.0 bn
2020–2023
MARS
Approx. ¥233.0 bn
2020
Grab
Approx. ¥78.0 bn
2016–2025
Open innovation investment in approx. 25 companies
Approx. ¥70.0 bn*3
2013–2020
MUFG Investor Services
Approx. ¥76.0 bn
Divestment
2024
usbancorp
Approx. ¥132.0 bn
2022
UnionBank
Approx. ¥2.1 tn
2022
中京銀行
Approx. ¥10.0 bn
2020
AMP CAPITAL
Approx. ¥36.0 bn
2019
Approx. ¥10.0 bn
2019
Standard Life Aberdeen
Approx. ¥49.0 bn
2018
Bradesco
Approx. ¥45.0 bn
2017
CIMB
Approx. ¥68.0 bn

*1 PT Mandala Multifinance Tbk was acquired and, on Oct. 1, 2025, renamed PT Adira Dinamika Multi Finance Tbk after merging under Adira.
*2 Total initial investment amount in VietinBank, KS, Security Bank Corporation, and BDI *3 Managerial accounting basis (adjusted for divestment, etc.) *4 MUFG Pension & Market Services Holdings Limited

Freeing up capital: Reduction of equity holdings, etc.

Reduction of equity holdings is MUFG's basic policy. Based on the strong recognition that further reduction is necessary, we initially established a target to dispose of ¥350.0 billion[*4] of equity holdings for the current MTBP. Subsequently, changes in the external environment and proactive initiatives contributed and sales made progress at a pace significantly exceeding the plan, based on which we, in September 2024, raised the sale target to ¥700.0 billion[*4], or double the initial target. We are making steady progress, having sold ¥441.0 billion[*4] worth of equity holdings during the current MTBP. The balance[*5] of the equity holdings as of March 31, 2026, was 18.0% of consolidated net assets, below our MTBP target of 20%.

Reducing equity holdings is essential to free up capital and maintain robust RWA control. Discussion on reviewing cross shareholdings is an important theme for Japanese corporations, involving the restructuring of shareholder compositions. We aim to further reduce equity holdings while engaging in dialogue with our corporate clients to secure their understanding.

*4 On an acquisition cost basis *5 Market value basis. Including the balance of "deemed holdings"

CFO Message

au Jibun Bank in FY2024. We will continue reviews on an ongoing basis.

*1 The initial investment amount is converted to JPY using the exchange rate at that time, and the market value of current holdings as of March 31, 2026, is also converted to JPY using the exchange rate on that date.

Capital Management and Shareholder Returns - Enhancing Shareholder Value with Balanced Capital Management -

MUFG has focused on capital management that achieves an appropriate balance among the "capital triangle" objectives. Consistent with this policy, we remain committed to maintaining the credibility and reliability, which are the indispensable traits of a financial institution and largely dependent on its financial soundness. Accordingly, we will strive to improve our corporate value by steadfastly maintaining our financial soundness, further enhancing shareholder returns, and investing in growth opportunities to further strengthen profitability.

We have set a target range for the CET1 capital ratio (CET1 ratio[Next page*1]), which indicates financial soundness, at 9.5% to 10.5% in the current MTBP. This target range was determined by considering factors such as the results of the multifaceted verification of the necessary stress buffer and the level of capital required of a financial institution deserving an equivalent to the A rating granted by external rating agencies. Based on the CET1 ratio stipulated by the minimum regulatory requirements applied to MUFG (8.5%, excluding the countercyclical capital buffer as a variable element), the bottom line of 9.5% was determined by adding a 1.0% buffer. The target range was set at a breadth of 1.0%, resulting in the upper limit of 10.5%.

The ratio as of March 31, 2026, was 9.2%, which is below the lower limit of the range. This was primarily due to growth investments, including Shriram Finance, increased RWA from more loans under the organic strategy, and the impact on capital from accumulated profits of equity-method investees, led by Morgan Stanley. At the same time, we returned approximately 60% of these robust profits to shareholders through dividends and share repurchases.

Although the ratio temporarily fell below the target range, our significantly stronger earnings have substantially enhanced our capital generation capacity. Even assuming an increase in loans, we expect the CET1 ratio to return to the target range by the end of FY2026. Especially in uncertain environments, we will ensure capital soundness while aiming for sustainable EPS growth.

In line with our Basic Policies for Shareholder Returns, MUFG strives to enhance the content of shareholder returns, with cash dividends defined as the primary means to this end, while giving due consideration to achieving an optimal balance between shareholder returns, capital soundness, and growth investment. MUFG aims to achieve stable, sustainable increases in dividends per share through profit growth and maintains the dividend payout ratio at around 40%. At the same time, we take a flexible stance toward executing share repurchases, taking into account performance and capital position, strategic investment opportunities, and the market environment, including share prices, as we continue to position share repurchases as an important means to achieve the target ROE and improve EPS. Lastly, MUFG will cancel treasury shares in excess of approximately 5% of the total shares outstanding.

In line with the above policy, we increased the full-year dividend for fiscal 2025 by ¥22 per share year-on-year to ¥86 per share. In addition, we made share repurchases amounting

Figure 15. Capital Triangle



① Further enhancement of shareholder returns
MUFG's Corporate Value
② Maintain solid equity capital
③ Strategic investments for sustainable growth
① Further enhancement of shareholder returns
Progres-sive dividends
• Maintain dividend payout ratio at around 40%
Consider
• Performance and capital position
• Strategic investment opportunities
• Market environment including share price
Flexible share repur-chase
Share cancella-tion
• Holding a maximum of approx. 5% of the total number of issued shares
② Maintain solid equity capital
• Target range of CET1 ratio*1: 9.5%–10.5%
③ Strategic investments for sustainable growth
Organic investments
• Continue to replace low-profitability assets with highly profitable assets
• Allocate to areas with high profitability expectations strategically
Inorganic investments
• Continue to focus on areas such as Asia, US, Digital, and Global AM/IS
• Consider investments in new business areas

*1 Estimated on the regulations to be adopted at the end of March 2029, following finalization of Basel III framework (fully implemented). Excluding net unrealized gains on available-for-sale securities

Figure 16. Capital Management Framework



Upper limit 10.5%
Target range 9.5–10.5%
9.2%
Lower limit: 9.5% (Regulatory minimum + management bufferr)
CET1 ratio*1
Maintain progressive dividends
Consider stable dividends
Make additional shareholder returns or strategic investments for sustainable growth
Consider the following options taking into account the environment
• Additional Shareholder Returns
• Strategic Investments for Sustainable Growth
• Capital Accumulation
Accumulate capital to improve CET1 capital ratio to the target range

*1 Estimated on the regulations to be adopted at the end of March 2029, following finalization of Basel III framework (fully implemented). Excluding net unrealized gains on available-for-sale securities

CFO Message

to ¥500.0 billion annually. From profits attributable to owners of parent of around ¥2.42 trillion, we have allocated more than 60% to shareholder returns.

As for our dividend forecasts for FY2026, we intend to pay a full-year dividend of ¥96 per share, up ¥10 per share year on year, with a dividend payout ratio of 40%. We will continue to aim for a stable and sustained increase in dividends per share through steady earnings growth and maintaining an approximately 40% dividend payout ratio.

For the first half of FY2026, MUFG has decided to repurchase up to ¥100.0 billion worth of shares in pursuit of an optimal balance between equity capital accumulation and strategic investment for growth. Repurchase will be evaluated flexibly for the second half of FY2026, taking into account factors such as business performance, financing needs, and market conditions.

*1 Estimated on the regulations to be adopted at the end of March 2029, following finalization of Basel III framework (fully implemented). Excluding net unrealized gains on available-for-sale securities.

Figure 17.
Capital Allocation Framework under the Current MTBP


1 Share repurchase
Based on the disciplined capital management and contribute to sustainable ROE improvement
2 Dividend
Aim for stable and sustainable increase by profit growth and maintain dividend payout ratio at around 40%
3 Investment for growth: Inorganic
Utilize capital for business expansion and improving profitability
4 Investment for growth: Organic
Accept to build up RWA to a certain level for increasing highly profitable assets
Net profits
Accumulation
Allocation

Human Capital and Infrastructure Investment
- The Value of human capital investment in the financial services -

We often hear "human resources are assets," and I think of human capital as an intangible asset that is not refrected on the balance sheet.

In financial services, each employee's capabilities and expertise are essential drivers of differentinated value creation (excess returns = α) and sustainable growth (growth rate = g).

I also believe that a corporate culture founded on credibility and trust underpins financial soundness, contributes to a lower cost of capital, and is ultimately reflected in valuation metrics such as PER and PBR.

From this perspective, MUFG has continually undertaken initiatives to nurture and maintain a sound culture. In the current MTBP, we have allocated budgets for reinforcing corporate infrastructure within the cost plan and have continued to make proactive investments in human capital.

Figure 18.
FY2025 Capital Allocation


Net profits
¥2.42 tn
Profit accumulation
Allocation
1 Share repurchase: ¥500.0 bn
2 Dividends: Approx. ¥976.0 bn
Shareholder returns: Over 60%
3 Strategic investment*1: Approx. ¥800.0 bn Organic growth

1. Executed share repurchase totaling ¥500.0 bn
2. Annual DPS increased by ¥22 year on year to ¥86
3. Capital Utilization for sustainable growth
   Includes impact of investment in Shriram Finance (approx. ¥700 bn*1)
   In FY2025, we allocated capital in excess of annual income by utilizing capital accumulated in previous years

*1 Capital consumption due to investment

The outcomes of these initiatives are presented through the KPIs disclosed in the Human Capital Report 2026. From a financial management perspective, I will continue supporting further investment in MUFG's human capital.

Please refer to the Human Capital Report 2026 for details.
https://www.mufg.jp/dam/csr/report/hc/2026_ja.pdf
(Japanese only, the English version will be released in September)

Engagement with Shareholders and Other stakeholders

To help shareholders and other stakeholders gain a deeper understanding of MUFG's sustainable growth potential and the resilience of its profit structure to changes in the external environment, supported by its unique and extensive business portfolio, we believe it is important to provide accurate and timely explanations of our management. Furthermore, as stated at the outset, providing comprehensive and transparent information to stakeholders will lead to the reducing information asymmetry between MUFG and investors, which is expected to contribute to a reduction in the cost of capital. Accordingly, we are striving to enhance the content of information disclosure, including the disclosure of non-financial information.

My "MUFG Way" is "to further develop the company and pursue self-improvement to empower all stakeholders."

Engagement with our stakeholders, including shareholders, investors, and rating agencies , provides invaluable opportunities to gain new perspectives and insights. Going forward, we will continue strengthening these engagement, through enhanced investor relations (IR) and shareholder relations (SR) activities with institutional investors responsible for exercising voting rights. Stakeholder opinions are shared among Board members, and we also provide opportunities for our investors to engage directly with our outside directors and the Head of Business Groups. The insights we receive are carefully reflected in our business management and capital policy, and we sincerely welcome candid feedback on MUFG.

By listening carefully to your views and feedback, I hope to contribute to the continued, growth of MUFG and myself. I sincerely appreciate your continued understanding and support.


MUFG STADIUM

01 MUFG's Corporate Value

Feature Article

MUFG's AI Initiatives

MUFG views AI as a partner that enhances human capabilities and creativity and works alongside us, aiming to transform into an AI-Native organization.

Transformation to an AI-Native organization

MUFG believes that transforming business processes with AI and increasing value for customers will strengthen organizational capabilities and drive sustainable growth over the long term.

This concept involves integrating AI into everyday tasks such as composing emails and documents, as well as into business processes such as sales, administration, planning, and risk management. We are also fostering a corporate culture of AI collaboration through the Group-wide AI adoption campaign "Hello, AI@MUFG." This initiative aims to boost understanding and encourage adoption throughout the organization by organizing hands-on AI events.

To enable AI to continue delivering value as employees' partner, a supporting infrastructure is necessary. MUFG organizes data in a form that can be readily used by AI and develops system frameworks, guidelines for AI use, and management protocols to ensure the safe and stable use of AI. Our aim is to foster an environment in which AI can operate appropriately and deliver maximum value.

Furthermore, we are enhancing our AI intelligence activities to accumulate external knowledge and strengthen implementation capabilities. Through partnerships with technology companies and startups, we monitor technology trends, validate use cases and technologies, and strengthen our ability to translate these insights into practical business applications.

Implementation of tacit knowledge in AI

Integrating AI into business requires both formal knowledge, such as manuals, and tacit knowledge, including critical decision-making considerations and frontline experience. Often, the same information can lead to different decisions and conclusions, depending on what they consider important and where they sense something may be amiss. Optimal incorporation of this knowledge will enable AI to function better as a practical partner.

For example, in the loan area, we are gradually enhancing the integration of frontline knowledge by refining AI outputs. This is based on over 1,400 evaluations and comments from experienced staff in the Credit Division and branch offices. We have confirmed that output quality improves by incorporating the perspectives and criteria implicitly prioritized by experienced employees into the AI's knowledge base.

We will extend this learning to other areas and promote the use of knowledge gained over the years across diverse business operations and organizations. We aim to maintain our position as the customers' preferred choice by blending collected data and explicit knowledge with tacit knowledge to create unique value and deliver it to customers.

* We have formulated an AI policy to effectively address AI-related risks and maximize its benefits.
https://www.mufg.jp/dam/pressrelease/2025/pdf/news-20250318-001_en.pdf


AI Native
Promote usage
• Create culture
• Integrate into business
AI-ready infrastructure development
• Data
• Governance
• Architecture
AI intelligence activities
• Research
• Third-party collaboration

Cycle for turning tacit knowledge into assets


(1) Frontline operations / AI outputs
(2) Human adjustment / evaluation
(3) Extraction of tacit knowledge / conversion into explicit knowledge
(4) Accumulation of knowledge / reflection in AI
(5) Enhanced results x human growth
Mutual growth of AI and humans
Becoming MUFG's unique intellectual assets

Early implementation of AI in loan areas: "AI Loan Expert" initiative underway

Feature Article: MUFG's AI Initiatives

Tripartite dialogue between MUFG, Sakana AI, and WealthNavi

What are your roles at MUFG?

Yamamoto: I have two main roles.
One role involves leading service development mainly for retail customers as the Group Head of the Retail & Digital Business Group. We introduced the new service brand "Emut" and are executing a strategy across face-to-face and digital channels to position MUFG as the preferred choice for customers throughout all life stages.

The other role involves promoting the Group's digital transformation as the Group CDTO, with an emphasis on AI implementation. We are developing the necessary AI infrastructure and implementation environment to become an organization where AI is seamlessly integrated into all business activities.

Ito: Sakana AI partners with MUFG to drive business transformation through cutting-edge AI technology. Our focus is to ensure that research outcomes do not end with papers or experiments, but are translated into practical applications in financial services through commercialization and implementation.

I also serve as an AI advisor for MUFG, focusing on financial AI innovation. In finance, reliability and regulatory compliance are crucial. The main challenge is integrating advanced technologies into practical business use. I am advocating for AI solutions that deliver sustainable outcomes, enhancing both service quality and productivity.

Shibayama: WealthNavi is a tech company where roughly half of the staff are engineers. Through our automated app, we help working-age customers build assets for a secure retirement. In 2024, we joined the MUFG Group, and now we are developing the Money Advisory Platform (MAP) AI. This will be the main feature of our upcoming digital bank, built on our strong focus on customer-centric product development. In March 2026, we announced the creation of a new entity focused on digital wealth-building services. Along with the digital bank, it will be a pillar of the "Emut" service, delivering convenient, advanced services with benefits and an AI-native customer experience.

How do you evaluate MUFG's AI utilization?

Ito: Firstly, I'm impressed by their proactive strategy to embed AI into their core financial business rather than just using it to enhance efficiency. While many companies restrict AI to efficiency gains, MUFG has integrated AI into "areas where no right answers exist" to boost the intrinsic value of its work. I believe they are considerably ahead of both Japanese and international corporations.

Yamamoto: We are currently expanding the scope of operations where we utilize AI and integrate it into core financial business. Going forward, we must redesign the organization with AI at its core. The key is not to treat AI as something special, but to create an environment where it is naturally integrated into front-line operations. In that sense, I feel that we are making tangible progress by simultaneously promoting AI-ready infrastructure development, including data and governance, and practical implementation.

Shibayama: MUFG's strength lies in balancing risk management and innovation, effectively combining defense and offense. While AI provides convenience, safeguarding personal data and cybersecurity remains crucial. MUFG, as a Group, has built a framework where "defense" is standardized, while "offense" is driven by the accumulation of pioneering examples and best practices from tech companies like WealthNavi. These elements together constitute MUFG's strengths.

Yamamoto: Another important feature is the improved quality of dialogue within the organization. Collaborations with new partners like Sakana AI and WealthNavi provide employees access to advanced technologies and ideas, offering more chances to evaluate them in the context of their business operations. Speed and a willingness to take on challenges are taking root. Moreover, our talent pool is diversifying, as midcareer hires now make up about half of the team reporting to the CDTO. Employees who gained experience at MUFG learn external technologies and ideas, while new hires learn MUFG's business and culture. Through this mutual learning and stimulation, creating new ways of working while respecting each other's strengths and culture will be the key to future transformation.



From left

Ren Ito
Chairman Sakana AI K.K.

Tadashi Yamamoto
Senior Managing Corporate Executive
Group Head, Retail & Digital Business Group & Group CDTO
Mitsubishi UFJ Financial Group

Kazuhisa Shibayama
Chief Executive Officer
WealthNavi Inc.

Feature Article: MUFG's AI Initiatives

What results have been achieved in business through AI utilization?

Ito: Working at the front line, I believe AI proves effective for high-workload tasks like lending. For instance, we verified that AI can enhance efficiency and quality in complex parts of the loan process through the "AI Loan Expert" pilot. Once fully implemented, AI support for high-workload operations, such as preparing approval documents, is expected to bring direct benefits, including improved efficiency and quality, as well as indirect advantages, such as accelerating the development of younger employees and enabling experienced employees to focus more on complex decision-making and customer-facing activities. Overall, I anticipate this will improve the organization's overall output quality.



Yamamoto: At MUFG, AI should be viewed not merely as a tool for streamlining individual tasks but as a partner in enhancing employees' skills. During the current MTBP, the number of AI use cases implemented has already reached around 200 across the Group, with plans to surpass 400 by the final year. The key focus isn't just on the number of deployments but on ensuring that implemented AI solutions become embedded in frontline operations and are used effectively. In fact, integrating AI into daily activities like searching internal procedures and preparing materials has not only cut down the time needed for these tasks but also freed up time for higher-value-added activities, such as customer engagement. Importantly, these improvements are spreading beyond individual tasks, contributing to the overall enhancement of organizational capabilities.

Shibayama: We are also seeing these changes in frontline customer support. Implementing an AI support tool has cut down the time needed to prepare customer email responses by 20%, bringing the average response time from receipt to dispatch down to roughly two-thirds. Additionally, with AI summarizing inquiries and assessing their priority, staff can devote more time to crafting responses that better address each customer's needs, a change that customers have highly valued.



Yamamoto: The real value lies in turning MUFG's unique data and frontline tacit knowledge into assets that enhance competitiveness, beyond simply improving individual tasks. While AI models are evolving rapidly, tacit knowledge and data backed by the customer base cannot be easily replicated. AI can support employees' reasoning and decision-making, enabling better communication and proposals and ultimately creating greater value for customers. Our aim is to combine the strengths of people and AI to help employees reach their full potential and deliver greater value to customers.

Ito: I agree that the true value of AI is not to replace human work but to enable humans to produce higher added value. Rather than simply training AI on data, we have started a project to capture employees' thought processes and extract the reasons behind their decisions, incorporating them into AI's inference logic. AI that incorporates MUFG employees' knowledge can enhance human capabilities and generate new knowledge. Turning this into a continuous cycle would create a competitive advantage that others cannot replicate.

How do you envision MUFG in a few years when MUFG has become an AI-Native organization?

Yamamoto: By leveraging AI and data, MUFG should be able to understand changes in customers' circumstances in near real time, offering timely, optimal options. Our objective isn't to replace customer decision-making. We aim to support customers' decision-making while respecting customers' autonomy and provide broader, more integrated support. This vision also encompasses the concept of a digital bank equipped with MAP AI.

Shibayama: MAP AI is expected to make optimal, tailored proposals across deposits, asset management, pensions, insurance, and housing loans based on each customer's life stage. By offering the right combination of financial services for each life stage, rather than individual products, we can provide more seamless and continuous support to customers. In the future, much like autonomous driving, we envision a world where the customer sets their overall direction, while AI continuously optimizes the process, with the customer able to check the status at any time.

Ito: If our current efforts to turn tacit knowledge into assets and accelerate decision-making become standard practice in our operations, AI will enable everyone to leverage the expertise of seasoned employees and make decisions at a higher level. This could fundamentally transform the organization itself.

Yamamoto: AI will handle certain tasks as digital employees, while humans concentrate on more complex decision-making and creating value. I believe we will develop into an organization where humans and AI naturally work as a team and grow together. Our goal is to evolve beyond the framework of financial institutions and establish an infrastructure that supports decision-making by our customers and society.



Mid- to Long-Term Vision

The ideal state is for MUFG to embody our purpose — "Committed to empowering a brighter future." —, and it should be consistent across the mid- to long-term, regardless of the era.

In today's world of deepening division, conflict, and diversification, MUFG group companies also have the unique ability to build meaningful bridges connecting our diverse stakeholder communities. With these abilities, MUFG intends to play a cohesive societal role by bringing various stakeholder communities together through financial empowerment. This concept is central to embodying our purpose through the current MTBP.


Creation of economic value
ROE: approx. 12% (FY2026 target)
ROE: 11.3% (FY2025 result)
Business partners
• Support more customers through our business
Future generations
• Realize a sustainable society
• Asset and business succession
Customers
• Meet our customers' needs and help them attain a prosperous life (retail customers)
• Resolve our customers' management challenges and help realize growth (corporate customers)
Committed to empowering a brighter future.
MUFG Colleagues
• Create a workplace where employees can thrive and grow
• Focus on holistic well-being of employees
Communities and society
• Efforts for regional revitalization
• Cultivate industries by supporting corporate clients
Shareholders / Investors
• Enhance corporate value and shareholder value through dialogue
Creation of social value

Three strengths for sustainable improvement of corporate value—(1)

MUFG's Consolidated Strength

Addressing Challenges Through Broad Expertise

MUFG is a comprehensive financial group comprised of top-tier group companies in various fields, such as commercial banking, trust banking, securities, asset management, consumer finance, and more. Group companies with high expertise and knowledge work together to provide our customers with the best possible solutions.


Commercial banking
WealthNavi
Partner Banks
Bank of Ayudhya (Krungsri)
Bank Danamon Indonesia
Security Bank Corporation
VietinBank
MUFG Bank
Shriram Finance*1
*1 Indian non-banking financial company (NBFC)
Mitsubishi UFJ eSmart Securities
Mitsubishi UFJ Morgan Stanley Securities
Investment banking, Sales & Trading, Wealth management
Mitsubishi UFJ Securities Holdings
Morgan Stanley MUFG Securities
Morgan Stanley*2
*2 Strategic Alliance
Mitsubishi UFJ Financial Group (MUFG)
ACOM
Credit card, Consumer finance
Mitsubishi UFJ NICOS
Mitsubishi UFJ Asset Management
Trust and banking, Asset management, Investor service
Mitsubishi UFJ Trust and Banking
First Sentier Group
MUFG Investor Services Holdings

Three strengths for sustainable improvement of corporate value—(2)

Group x Global Management
Supports Growth and Transformation

Our vision is to be the world's most trusted financial group with group companies contributing globally through the pursuit of social and economic values. We are driving forward Group x Global management in various fields in the group including governance, human resource development, and internal cultural reforms that form the base for the business. We will leverage our network spread across the world and share our insights to become a world-leading financial institution by strengthening our international competitiveness.

Mitsubishi UFJ Financial Group (MUFG)

Sustainability management

Sustainable environment and society are the prerequisites for the sustainable growth of MUFG. Our sustainability management is based on the concept that driving social and environmental progress and MUFG's management strategy are inseparable, and we create value by integrating the two.



Global employee training on sustainability and culture held in fiscal 2025

Business strategy

We are building a business portfolio unique to MUFG by maximizing the functions of each group company operating globally. In addition to these functions, we will further grow the potential of the business by collaborating with Morgan Stanley as well as digital companies in Asia.



Collaboration with Morgan Stanley (P31-32)



Expansion of Asia business (P33-35)

Cultural reform

Nurturing a culture where each employee thinks independently, makes informed decisions, and acts on them quickly is key to MUFG growing into an even stronger organization. We will raise the level of engagement of the approximately 160,000 employees in and outside Japan to accelerate the creation of an agile culture empowering employees to tackle challenges.


つながる
My Way

Tsunagaru My Way: Site introducing employees embodying the MUFG Way

Governance

MUFG, with the group working together as one, is building an advanced corporate governance structure from a global standpoint. Directors with specialized knowledge of various fields discuss the business, risks, sustainability, and other matters from various perspectives.



FY2025 Global Advisory Board Meeting

Human capital and human resource development

With the aim of developing management personnel who can succeed not only across the MUFG Group but also globally, we are implementing multi-faceted training for understanding organizational management and instilling culture, including exchanges with management. We are working on nurturing leadership for the future.



Global Leader Development Training held in December 2025

Three strengths for sustainable improvement of corporate value—(3)

Balanced Business Portfolio that Captures Global Growth

MUFG's advantage lies in a unique business portfolio, which maximizes the comprehensive strength of our group. In Japan, our customer base and balance sheet, among the largest in the country, will be the source of our future competitiveness and profitability. Our exposure in the APAC region is already the largest in the world. In addition to concentrating our resources in the wholesale business and continuing steady profit growth, through Morgan Stanley, we are also able to stably capture the growth of the US economy as a whole. We will further evolve this strength and grow in tandem with the global economy.

Japan

One of the largest customer bases and balance sheets in Japan, providing a competitive advantage as Japan emerges from deflation and returns to a world with positive interest rates

Retail	• Approx. 33 mn accounts
Corporate	• Approx. 1 mn accounts • Domestic main bank research No.1 for 13 years in a row[*1]


(¥tn)
200
150
100
50
JPY deposit balance
¥179 tn[*2]
MUFG
Domestic bank A
Domestic bank B

US

Realize growth in the world's largest economic zones and capture stable size of the market through MS

Concentrate resources in the wholesale area and drive MUFG's growth

NOP in Americas grows steadily after the sale of MUB[*5]


190
NOP in MUB
100
20
21
22
23
24
25
26
(FY)

MUFG NOP + MS Equity in earnings of equity method investees[*6]


44%
35%
16%
Mitsubishi UFJ Financial Group (MUFG)

Asia

Projected GDP growth in 2027[*3] (%)


7
4
2
1
1
India
ASEAN
US
EU
Japan

Exposures in APAC region (excl. China and Hong Kong)[*4]


(USD Bn)
300
150
0
MUFG
Foreign bank A
Foreign bank B

Capture growth from various perspectives through investments in ASEAN commercial banks and digital finance business

*1 (Source) "Corporate main bank" investigation issued by Tokyo Shoko Research in 2025
*2 MUFG's balance is sum of the Bank and the Trust Bank. Other banks' figures are calculated based on disclosures of JPY or domestic deposit balances as at end of March 2026
*3 (Source) IMF "World Economic Outlook Database, April 2026"
*4 MUFG's figures include PBs. Calculated based on each bank's disclosures as at end of March 2026
*5 FY20 result = 100
*6 FY2025 Managerial accounting basis

Business portfolio

Deepening and Expanding the MUFG–Morgan Stanley Alliance

Track Record of the MUFG–Morgan Stanley Alliance

Since forming a strategic capital alliance during the 2008 financial crisis, MUFG and Morgan Stanley have built a strong, complementary global partnership. MUFG's investment in MS now serves as a key earnings pillar, providing stable exposure to U.S. economic growth. The two institutions will continue to leverage their respective strengths to create additional value.

- 2008: Invested US$9 billion in MS
- 2009: Established LMJV*1
- 2010: Established Japan JV*2
- 2011: Converted to a holding company

2008 | 2009 | 2010 | 2011 | 2015 | 2018 | 2020 | 2022 | 2024 | 2026

Alliance 2.0

Board/ Secondment

- Appointed one Director from MUFG to MS
- Appointed a second Director from MUFG to MS Board of Directors
- Launched Global Steering Committee
- Initiated the Global Secondment Program
- Cumulative MS secondees exceeded 50
- Established Alumni Forum for secondees
- 100+ cumulative secondees, with expanded scope

Investment Banking (IB)

Overseas
- Launched collaboration in global IB
- Expanded collaboration in commodity derivatives

Japan
- Consolidated domestic investment banking operations at MUMSS and enhanced collaboration
- APAC Joint Marketing

WM/AM

- Enhanced advisory models
- Developed Wealth Management digital platform
- Cross-selling of both firms' asset management products
- Established SCM*3 in MUMSS
- Collaborated in fund administration services
- Implemented SMA (USD)

Markets

- Integrated equity research and institutional sales
- Launched FX trading

Workplace and Pensions

- Collaboration leveraging MS equity compensation platform (Shareworks)
- Collaboration on pension services for Japanese companies in the U.S.
- Started in MUFG@Work

Knowledge Sharing

- Strengthened collaboration in AI, cyber security
- Initiated WBA and JIVL*5
- Roundtable sessions with MS management

MS' well-balanced business portfolio (FY2025 Net revenue)


ISG
46%
54%
WM&IM

Equity-method investment gains/losses and investment profitability trends

■ Equity-method investment income (left axis)
-○- Return on investment (right axis) = Equity-method investment income ÷ consolidated book value*4


(¥100M)
8,000
6,000
4,000
2,000
0
(%)
20
15
10
5
0
16
2011
2017
2023
2024
2025
(FY)

*1 Joint venture within U.S. loan marketing primarily focused in M&A *2 MUMSS/MSMS *3 SCM: Strategic Client Management- An integrated IBD–WM approach to client coverage and solution delivery
*4 Our share of net assets and goodwill, including preferred stock 4.3 trillion yen as of March 2026 *5 WBA: Women's Business Alliance, JIVL: Japan Inclusive Ventures Lab

Business portfolio

Deepening and Expanding the MUFG–Morgan Stanley Alliance

Recent Areas of Collaboration

The MUFG–Morgan Stanley (MS) collaboration has expanded from its initial focus on investment banking to a broad range of areas, including WM and AM. Under "Alliance 2.0," it now also includes the markets business, delivering differentiated services that leverage the strengths of two global leading financial institutions.

Investment Banking

In response to robust financing demand, we have expanded our overseas track record in large-scale M&A, data centers, and convertible bonds, while maintaining a top-tier position in domestic M&A and DCM.

U. S.
Financing for data centers
CoreWeave

Asia
Collaboration on convertible bonds in Taiwan


Product structuring capabilities
Customer base
MS
MUFG

WM/Work place

Emulating MS' equity compensation platform[*1] the collaboration with MUTB has led to steady growth in accounts. At MUeSS[*2], the introduction of MS SOR[*3] enables institutional-grade quality level execution services.

Number of participants in the MS equity compensation platform
(End Mar 25=100)


100
202
End Mar 25
End May 26

AM

Cross-selling of both firms' asset management products remains strong, with two MSIM[*4] public funds[*5] launched for domestic clients in FY2025 and AuM of Japan equity funds for overseas investors nearly doubling YoY.

AuM of Japan equity funds for overseas
(End Mar 24=100)


100
157
326
End Mar 24
End Mar 25
End Mar 26

Markets

FX trading collaboration has gained momentum, with MDP[*6] trading volumes for institutional and major corporate clients doubling since FY2024, while Japan equity research ranked third place[*7] for two consecutive years.

FX MDP Volume
(End Mar 24=100)


2x
End Mar 24
End Mar 25
End Mar 26

Knowledge Sharing

We continue to leverage MS's expertise through knowledge sharing, strengthening MUFG's capabilities in AI and cybersecurity through close collaboration from senior management to execution teams.


Morgan Stanley
Visit to MS Fusion Center by FG/BK CISO

*1 MS Equity Compensation Platform "Shareworks" *2 Mitsubishi UFJ eSmart Securities *3 Smart Order Routing (SOR) *4 Morgan Stanley Investment Management *5 MS U.S. Equity Insight Strategy Fund; Emerging Markets Debt Opportunity Fund *6 Multi-Dealer Platform: An electronic trading platform through which multiple banks simultaneously quote prices, enabling clients to transact with the provider offering the best price *7 Extel ranking

A Multi-layered Network Supporting Collaboration

The alliance has been sustained by strong mutual trust. Through forums such as the Global Steering Committee held twice a year, a solid relationship of trust has been built with Morgan Stanley at all levels—from senior management to frontline teams. The total number of secondees to Morgan Stanley has exceeded 100, with assignments expanding beyond overseas investment banking and wealth management to areas such as asset management, AI, and commodities, facilitating the transfer and adoption of advanced practices and expertise. In addition, Morgan Stanley management with specialized expertise regularly visits MUFG group offices, promoting knowledge sharing and dialogue through roundtables and training sessions. (As of end-July 2026: 28 offices/divisions)


Global Steering Committee (June 2026)

Future Direction of the Alliance

Amid rapid changes in our operating environment, driven by the accelerating evolution and adoption of AI, our alliance with Morgan Stanley—one of the world's leading financial institutions—remains a key strength of MUFG. Building on this unique partnership, we will further expand collaboration across business areas, while accelerating the exchange of expertise in advanced fields such as AI and cybersecurity. Through these efforts, we aim to drive business transformation and create new value.

Business portfolio

Building MUFG's Economic Sphere in Asia—Our Achievements

Current Status of MUFG's Economic Sphere in Asia

MUFG has 66 locations and ¥31 trillion in credit exposure across Asia. We are advancing strategies tailored to the economic and business environment of each country and market. In particular, we have built a unique economic sphere in the ASEAN countries.

Asia

(1) FY2025 real GDP growth*1	(2) Number of MUFG locations	(3) MUFG credit exposure*2
4.8%	66 locations (KS/BDI: 1,779 locations)	¥31.0 trillion


East Asia
India
Thailand
Philippines
Vietnam
ASEAN Region
Indonesia
Oceania

India

(1)	(2)	(3)
7.6%	9 locations	¥2.7 trillion

Invested in a major non-banking financial company to capture strong economic growth and enhanced our capability as a full solution provider*3. Having one of the largest offshore branches among foreign banks in GIFT City, with strength in the M&A area > P35

SHRIRAM Finance

Oceania

(1)	(2)	(3)
1.8%	7 locations	¥4.8 trillion

Strong presence in an advanced financial market leveraging our strength in structured financing*4. Having core entities in the AM/IS businesses and operating globally

MUFG MUFG Pension & Market Services | First Sentier Group

East Asia

(1)	(2)	(3)
4.7%	26 locations	¥5.0 trillion

Enhancing collaboration in focus sectors, such as mobility and semiconductors. Supporting outbound transactions of local corporations > P34

ASEAN Region

(1)	(2)	(3)
4.9%	21 locations	¥18.4 trillion

Leveraging both partner banks and digital platforms. Promoting country strategies tailored to the stages of economic development and characteristics of each country > P34

Indonesia: Danamon, ADIRA FINANCE, HOME CREDIT, Akulaku

Philippines: SECURITY BANK, mynt, HOME CREDIT, sb finance

Thailand: krungsri, ascend money

Vietnam: VietinBank, SHBFinance

*1 Compiled by MUFG based on World Bank and IMF data. Covering countries with key MUFG locations
*2 As of March 31, 2026. Loan balance for KS and BDI, managerial accounting basis for others (excluding market risk exposure, etc.)
*3 Awarded Asia Pacific Loan House of The Year and India Loan House of The Year in 2025
*4 Ranked within the top 5 in the Project Finance Loans & Bonds League Table for the 13th consecutive year

Business portfolio

Building MUFG's Economic Sphere in Asia—Outlook

Future prospects and challenges

To achieve net operating profits exceeding ¥600.0 billion and an ROE of over 10% in Asia during the next MTBP period, we will enhance existing businesses through initiatives that connect regions and business lines, leveraging the strength of MUFG's unique business platform while promoting the creation of new businesses.

Asia Net Operating Profit*1


Over ¥600.0 bn
(¥bn)
600
400
200
0
503.9
510.4
Pursue sustainable growth despite the economic slowdown
FY2024
FY2025
Next MTBP

Asia ROE*1,2


Over 10%
(%)
12
10
8
0
FY2024
FY2025

Initiative Examples — Collaboration between business groups, countries, and entities / Developing deep relationships in Asia

We are strengthening collaboration across business groups, countries, and entities to capture business opportunities arising from changes in geopolitical and economic dynamics, growing cross-border business activity, and evolving regional value chains. We aim to collaborate in priority sectors such as mobility and semiconductors, contribute to industry development, and enhance multilayered relationships with Asian conglomerates.


Mobility
Semiconductors
GX
Changes in the value chain
Japanese corporations
Asian conglomerates

Semiconductor Seminar in Taiwan

Hosted a semiconductor seminar attended by approximately 450 participants. Representatives from government, industry, and academia across Japan, Taiwan, and India discussed semiconductor investment opportunities in India and the importance of supply chain collaboration. Signed a MoU with National Yang Ming Chiao Tung University, a co-host of the seminar.



*1 FY2024 results exclude the impact of approx. ¥80.0bn (estimated net operating profits based on KS Jan-Mar 2024 results), translated at FX rate as of End Mar 2025, due to the change in closing period of KS for consolidated financials (from Jan-Dec to Apr-Mar) *2 ROE after intangible asset amortization. FY2025 ROE denominator includes the impact of Shriram Finance investment

Initiative Examples — Announced basic agreement on potential integration of Bank Danamon Indonesia (BDI) and MUFG Bank Jakarta Branch

On May 11, 2026, MUFG Bank signed a Memorandum of Understanding regarding an integration of its Jakarta Branch and BDI, a consolidated subsidiary. The integration is expected to take effect within FY2027. The integration will create the fifth-largest bank in Indonesia by loan balance, further enhancing the value it provides in the market by combining BDI's strong local customer base with MUFG Bank's global capabilities.

Market presence in Indonesian commercial banking*3


(¥tn)
20
10
0
15.3
12.3
8.0
7.3
2.7
1.7
1.0
No.5 in Indonesia
Mandiri
BRI
BCA
BNI
BDI + MUFG Bank Jakarta Branch
BDI
MUFG Bank Jakarta Branch

Expecting integration within FY2027


MUFG
Danamon

Significance

1. **Scale expansion:** Strengthen the business foundation to thrive
2. **Balance sheet optimization:** Reallocate excess capital from MUFG Bank Jakarta Branch to BDI loans
3. **Customer base/capability integration:** Build a bank with a competitive edge in Indonesia

Initiative Examples — Launched a new settlement solution that connects MUFG and partner banks (MUFG Unity)

On April 1, 2026, MUFG launched a unique settlement solution that combines its global cash management functions with partner banks' local settlement functions (payments and collections). This enables MUFG to comprehensively address a broad range of cash management needs, including local settlement, through MUFG accounts.


MUFG's cash management functions
Partner banks' local settlement functions
Partner banks
krungsri
Danamon
SECURITY BANK
VietinBank

*3 Loan balance as of December 31, 2025

Business portfolio

Building MUFG's Economic Sphere in Asia—Initiatives in India

MUFG's India strategy

MUFG is developing business in India as a full-solution provider with a diverse business platform. In addition to our strength in corporate banking (commercial banking), investment banking, shareholder service, and digital lending, we recently opened a local subsidiary of the Securties and invested in a non-banking financial company (see right), further enhancing our business platform. We are also strengthening collaboration among business platforms, building a track record in areas such as M&A financing through bank and securities business collaboration.

We will continue to provide multifaceted support to the rapidly growing Indian economy, leveraging our diverse business platform, and to grow with India.

MUFG Ecosystem in India

Offshore	Commercial Bank	GCC*2	Investment Banking
GIFT*1 Branch **Largest assets in GIFT**	MUFG Bank **Present in India more than 130 years**	MUFG Global Service **First Japanese bank to establish GCC in India**	Morgan Stanley*3 **Major player in the market**

NBFC	Digital NBFC	Securities	SU*4 investment
Shriram Finance **No.2 NBFC in India**	DMI Finance **Major player in the market**	MUFG Securities (India)	Dragon Funds

Shareholder service	Partnerships with state government	Partnerships with local banks
MPMS MUFG Intime **Leading player in the market**	Gujarat **Top 5 economic scale** Karnataka **Top 5 economic scale**	SBI*5 **Largest government-owned bank** ICICI Bank **No.2 private bank**

Investment in India*6	Number of employees in India*7	Major awards (2025)
Approx. ¥930.0 bn	Approx. 5,000	Asia Pacific Loan House of The Year India Loan House of The Year

Investment in Shriram Finance

In April 2026, MUFG invested approximately USD4.4 billion in Shriram Finance, a leading non-banking financial company in India, acquiring an approximately 20% stake. Shriram Finance is a top player, ranked No. 2 in the industry, with a particularly strong presence in the used-vehicle loan market.

This investment is a strategic step for MUFG to establish a business foundation in India's MSME and retail markets. By combining MUFG's financial expertise with Shriram Finance's strong local presence, we aim to support India's sustainable economic growth, mainly in growth areas such as mobility.

About Shriram Finance*8

Overview	Auto loan business for MSMEs and sole proprietors
Established	1979
Number of branches	Approx. 3,200
Number of customers	Approx. 9.7 million

Loan balance	USD 32.3 billion
Net profit	USD 1.1 billion
ROE	16.5%

Synergies with Shriram Finance

Three synergies accelerating our India business

1. Provide comprehensive support to **enhance creditworthiness and financing capabilities**
2. Promote **the creation of new assets** including new car financing
3. **Strengthen Group management infrastructure** by sharing corporate management expertise



Reporting the Shriram Finance investment to the Indian government
(from left, Prime Minister Modi of India and MUFG's then Group President and CEO Kamezawa)



Investment commemoration ceremony held in Chennai, the birthplace of Shriram Finance

*1 Gujarat International Finance Tec-City *2 Global Capability Center *3 Strategic Alliance *4 Startup *5 State Bank of India *6 As of February 2026, including the investment in Shriram Finance, on an approximate basis *7 As of February 2026 *8 As of March 2026

AI | Vision | Consolidated Group strength | Global management | Business portfolio | MUFG × MS | Asia | Value Creation Model

Sustainable Growth of MUFG

Value Creation Model

Financial / non-financial capital
Inputs

Financial capital

- Deposits ¥239.4 trillion
- Net assets ¥23.7 trillion

Human Capital

- Employees: approximately 160,000 (overseas 65%)*1

Intellectual capital

- Retail business development through "Emut" service brand
- Transformation initiatives to become an "AI native organization"

Social and relationship capital

- One of the largest customer bases in Japan (approximately 33 million retail accounts and 1 million corporate clients)
- Number of bases (431 bases in Japan and approximately 1,900 bases overseas)

Natural capital

- Total energy consumption volume 718,406 MWh (FY2024)

Output

Creation of economic value and **creation of social value**

> P. 07 CEO Message

Strategies to Improve Corporate Value

> P. 37

Expand & Refine Growth Strategies > P. 38

Utilize **intellectual capital** in digital technology

Drive Social & Environmental Progress > P. 46

Utilize **natural capital** to achieve carbon neutrality

Accelerate Transformation & Innovation > P. 52

Utilize **intellectual capital** accumulated through AI use

Utilize **social and relationship capital** to build stakeholder trust and confidence

Utilize **human capital** as the source of added value creation

Utilize **social capital** represented by one of the largest customer bases in Japan

Financial capital featuring the largest deposit base in Japan and disciplined capital operation

Foundation Supporting the Corporate Value

> P. 61

Purpose

Committed to empowering a brighter future.

Value delivered to stakeholders
Outcomes

Results for fiscal 2025	Targets and visions
Financial capital > P. 14 CFO Message	
Profits attributable to owners of parent ¥2.42 trillion	¥2.7 trillion (FY2026)
ROE 11.3% (JPX basis)	Approx. 12% (JPX basis; FY2026)
Common Equity Tier 1 capital ratio 9.2%	Target range 9.5% to 10.5%
Human Capital > P. 53 CHRO Message	
Ratio of women in management positions in Japan 26.6%	27.0% (FY2026)
Engagement score 76%	Improvement compared with FY2023
Human Capital Report (Japanese only, the English version will be released in September)	
Intellectual capital	
Collaboration with external partners including OpenAI and Google	Evolving into an overwhelming presence as a platform provider
195 AI implementations (cumulative total for FY2024 and 2025)	
Social and relationship capital	
Direct MAU*2 9.7 million (FY2025)	Approx. 10 million (FY2026)
Investment in Shriram Finance in India Approx. ¥680 bn	Building MUFG's economic sphere in Asia
Natural capital > P. 45 CSO / CSuO Message	
GHG emissions of financed portfolio Progress toward net zero emissions in 2050	Net zero (2050)
GHG emissions from own operations Progress toward net zero emissions in 2030	Net zero (2030)

Sustainability Highlights 2025
Transition White Paper 2025
Transition Progress 2026

*1 Excluding part-time and temporary employees
*2 Monthly active users of Mitsubishi UFJ Direct, an internet banking service for individual customers



02 Strategies to Improve Corporate Value

01 MUFG's Corporate Value
02 Strategies to Improve Corporate Value
03 Foundation Supporting the Corporate Value

Expand & Refine Growth Strategies


Expand & Refine
Growth Strategies
Drive Social &
Environmental
Progress
Accelerate
Transformation &
Innovation

By advancing the seven key strategies under "Expand and Refine Growth Strategies," we will generate growth together with society and our customers in Japan while capturing growth opportunities in Asia and other high-growth regions overseas. At the same time, by contributing to solutions for social issues, we will achieve sustainable growth and enhance corporate value over the long term.

1 Strengthen Domestic Retail Customer Base

P. 40

Scope

Domestic retail business (excluding wealth management)

Vision

Maximize "LTV (Lifetime Value) x customer base" is the most important KPI. Build a medium- to long-term customer relationship by expanding customer touchpoints through the three channels: "Real (face-to-face) × Remote × Digital" and deliver an integrated customer experience that connects Group company services



2 Strengthen Corporate x WM Business

P. 41

Scope

Corporate and retail business with owner companies and families.

Vision

Capture the entire ecosystem of owner-managed companies through: Corporate-oriented business, e.g., capital policy, business and asset succession, and individual-oriented business, e.g., asset management, inheritance, and real estate



3 Evolve GCIB-GM Integrated Business Model

P. 41

Scope

GCIB-GM integrated operation for Global Corporates / Financial Institutions

Vision

Enhance collaboration across business groups and entities. Connect customers with the market, provide customers with optimal solutions, and improve balance sheet profitability



4 Strengthen APAC Business and Platform Resilience

P. 42

Scope

Retail banking business, wholesale banking business (Japanese / non-Japanese corporate clients), and other businesses engaged by the investees in APAC

Vision

- Enhance the profitability of existing businesses by expanding their functionalities and improving operational efficiency while continuing to explore investment opportunities (digital startups, etc.)
- Actively capture growth in Asia and empower the growth of our customers and MUFG



5 Contribute to Making Japan a Leading Asset Management Center

P. 42

Scope

Improve domestic and global AM/IS, pension area, investment management, advice, and financial literacy

Vision

Empower people to build more prosperous lives by connecting diverse funding needs and investment opportunities both in Japan and overseas, creating a virtuous cycle through asset building and expanded growth investment, and contributing to sustainable economic and social development



6 Support Value Chain in Green Transformation (GX)

P. 43

Scope

GX-related transactions for Japanese and non-Japanese customers

Vision

Promote GX investment and financing by leveraging our expertise accumulated through dialogue with various governments and related parties to support customers in developing transition stories and creating new value chains



7 Challenge to Build a New Business Portfolio

P. 43

Scope

Initiatives to create new business areas and portfolio for MUFG

Vision

In response to the evolving business environment, pursue the development of new business areas to establish the pioneering position and uniqueness of MUFG's business strategies, thereby enhancing corporate resilience and value from a medium- to long-term perspective



Expand & Refine Growth Strategies

Net Operating Profit Trends by Growth Strategy*1

In Japan, we will (1) expand our customer base and maximize customer Life Time Value (LTV) with strategy focused on "Emut", and (2) create growth by capturing demands including for business succession by accelerating the Corporate x WM model. Overseas, (3) GCIB and Global Markets will collaborate to improve profitability, and we will (4) capture growth in Asia through collaboration between MUFG and investees such as partner banks. Furthermore, we will pursue both economic and social values by (5) enhancing asset management capabilities and expanding investor services functions (6) offering solutions that resolve management challenges, while also (7) taking on the challenge to build a new business portfolio.



Expand & Refine Growth Strategies
+¥310 bn
¥2 tn
Others (corporate lending + treasury revenue, etc.)
Improving Balance Sheet profitability
¥1.6 tn
1 Strengthen Domestic Retail Customer Base
2 Strengthen Corporate x WM Business
3 Evolve GCIB-GM Integrated Business Model
4 Strengthen APAC Business and Platform Resilience
5 Contribute to Making Japan a Leading Asset Management Center
6 Support Value Chain in Green Transformation (GX)
Others
FY2023
FY2025

*1 Managerial accounting basis. Local currency basis.

1 Strengthen Domestic Retail Customer Base

Major KPIs
FY2025 results / FY2026 targets

No. of IB MAU
9.7 million / 10.0 million

Balance of financial assets from retail customers
Approx. ¥99 tn / Approx. ¥100 tn

Progress of key strategies

Through product and service upgrades and branch openings driven by Emut and strategic campaigns, we steadily expanded our customer base. The number of MUFG Cards issued rose to about 1.8 times the previous year, and new account openings[*1] exceeded 1 million, approximately 1.5 times year-on-year.

(1) **Enhance products and services:** We enhanced products to provide convenience and benefits in daily use, including an MUBK app upgrade and the release of a new reward program for the MUFG card. In addition, cross-selling is making steady progress, with referrals from MUBK customers to Group companies increasing more than 3 times year-on-year as a result of Group integrated campaigns and promotions.

(2) **Expansion of customer touchpoints:** New branches were opened for the first time in nearly 20 years in commercial facilities in Tokyo and Osaka, while specialized function and pop-up branches are rolled out gradually. We are also enhancing customer touchpoints across various channels, including being the first to offer full banking-type BaaS with a bank agency license in the supermarket industry.

No. of card issuance


1.8x
FY2024
FY2025

No. of new account openings*1


1.5x
FY2024
FY2025

*1 Total number of account openings under the Bank and the Trust Bank
*2 As of June 2026, applying for regulatory approval to obtain a banking license

Topic

Evolution of Emut: New financial experience achieved by combining finance and AI/non-finance

Technological progress is driving significant shifts in people's lives and daily routines. Finance is also required to evolve from a service used only when needed to one that is seamlessly embedded in daily life.

MUFG released "Emut" in June 2025 and introduced a range of services emphasizing convenience and benefits. Going forward, we will further enhance convenience and benefits by opening the digital bank[*2] and gradually launching new features, including Group common ID and the Emut point program. We aim to further develop Emut by providing advanced financial experience using AI and by integrating it into daily routines, including non-financial areas, to make it evolve into finance seamlessly embedded in daily life.

Specific initiatives include strategic collaboration with external partners such as OpenAI and Google. Our collaboration with OpenAI promotes the creation of a tailored financial services experience, such as an AI concierge within the digital banking platform. Additionally, through our partnership with Google, we are exploring ways to embed financial functions into everyday activities such as shopping, entertainment, healthcare, and travel. This approach aims to combine Google's access points and advanced technologies such as AI and cloud computing with MUFG's comprehensive financial services and data resources.

Through these initiatives, MUFG aims to create a world where finance is seamlessly integrated into daily life and to deliver financial services that meet customers' needs, serving as a reliable provider of value.


Group integrated enhancement of benefits and convenience
MUFG Bank app upgrade
Reward point program
Point payment app
Introduce key measures to further improve benefits and convenience
Digital bank
Common ID
Emut points
Digital asset building
Excellent Club
Loyalty program
Digital inheritance platform
Deliver an unmatched advanced financial experience by collaborating with a generative AI app
AI concierge in MUFG apps
Dedicated AI chatbot for application Emut quick start
Financial functions on generative AI app
Finance expands and penetrates people's daily lives
AI agents create advanced financial experience
Enhance data marketing
Create new values with new technology and by combining finance and non-finance

Expand & Refine Growth Strategies

2 Strengthen Corporate x WM Business

Major KPIs FY2025 results / FY2026 upwardly revised targets*1

Loan balance related to business succession
¥1.15 tn / ¥1.20 tn

WM net operating profits
¥147.0 bn / ¥173.0 bn

*1 Upward revision to loan balance related to business succession: ¥1.20 tn (+¥0.2 tn vs initial MTBP target), WM net operating profits: ¥173.0 bn (+¥33.0 bn vs initial MTBP target)

Progress of key strategies

FY2025 results improved through the following initiatives, to ¥1.15 trillion in business succession-related loans (up ¥0.45 trillion vs FY2023) and WM net operating profits of ¥147.0 billion (up ¥77.0 billion vs FY2023). The FY2026 targets were achieved one year early. For FY2026, we made upward revisions to major KPI targets and aim for further growth.

(1) **Enhancing internal organization:** Internal organization was enhanced by promoting an internal certification system on M&A for the front office and strengthening the fostering of professionals and career recruitment for the head office. (Increase of 1,140 professionals vs FY2023, including those with internal certification).

(2) **Enhancing customer approach:** Improved deal origination capabilities by enhancing internal organization and exploring unvisited companies. (number of target companies visited increased by 9,000 vs FY2023).

(3) **Improving ability to capture deals:** Through efforts to enhance internal organization and customer approach, our ability to capture large deals has improved (large loan deals with amount of ¥5.0 billion or more increased by 2.6 times vs the FY2023).

Improve solutions for business and asset succession


Corporate
Individual
Business succession
Family succession
M&A
PE Fund
IPO
Corporate to individual
Ownership view
Business view
Family view
Individual to corporate
Asset Management
Asset Management
Buy
Sell
Inheritance
(Testamentary)
Real estate
Corporate lending
(business succession loans, etc.)
Lending
Individuals & AM company

3 Evolve GCIB-GM Integrated Business Model

Major KPIs FY2025 results / FY2026 targets

GCIB-GM ROE
9.4% / 8.3%
(ahead of schedule)

Syndication / DCM Wallet Rank
IG 14th, Non-IG 12th / 10th

Revised target: Gross profits for three key initiatives*1
¥300.0 bn

*1 To accurately reflect the progress of GCIB-GM integrated operations, the KPI has been updated to the combined primary and secondary figures of three key areas

Progress of key strategies

Our gross profits increased by approximately 7% year on year, with ROE reaching 9.4%, significantly surpassing the FY2026 target a year early. This success was driven by structured financing with global strength and an increase in project finance-related cross-sell transactions, leveraging our leading position. We will further accelerate integrated operation with the following three key initiatives.

(1) **Global Structured Solution (GSS):** Quickly capture our customers' diversifying needs and detect trends, such as digital and green initiatives. Continue to build up deal pipelines and, accelerate distribution.

(2) **Cross-selling:** Enhance capabilities to capture ancillary business, such as FX and derivatives.

(3) **Credit vertical (deepen coordination between primary and secondary):** Build an ecosystem where functions and the relationship between origination and distribution are mutually complementary and enhance integrated profitability.

Credit Vertical (deepen coordination between primary and secondary)


Enhance ecosystem functions that support the origination of large deals
GCIB: Primary
GM: Secondary
Issuer
Investor
Loan/Bond originations
Provide distribution capability
Provision of products for sale and revenuegenerating opportunities
Effective allocation of resources aligned with demand has led to an increase in primary deals
Expansion of product supply capacity. Strengthening relationships to capture demand and enhance collaboration

Expand & Refine Growth Strategies



4 Strengthen APAC Business and Platform Resilience

Major KPIs
FY2025 results / Next MTBP targets (FY2027-FY2029)

ROE*1
9% / Over 10%

Net operating profits
¥510.4 bn / Over ¥600.0 bn



5 Contribute to Making Japan a Leading Asset Management Center

Major KPIs
FY2025 results / FY2029 target (final year of next MTBP)

Asset under management
¥151 tn / ¥200 tn

BPO contracting balance
¥109 tn / ¥100 tn
(ahead of schedule)

Progress of key strategies

We aim to capture growth in Asia by enhancing our existing businesses while continuing to explore growth investment opportunities. In FY2025, existing businesses recorded higher profits, driven by growth in non-interest income in the JCIB and GCIB businesses, the consolidation of TIDLOR*2 by KS, and cost and credit expense reductions by KS/BDI, despite headwinds such as interest rate cuts in various countries and the economic slowdown in Thailand, which accounts for approximately 40% of Asian net operating profits. In growth investments, we invested in Shriram Finance, a major non-banking financial company in India, as part of our progress toward building a unique MUFG economic sphere in Asia.

Going forward, we will generate steady profits primarily from growth areas such as India, while also pursuing initiatives to strengthen our business platform, including cost reduction in KS and to accelerate the realization of synergies with Shriram Finance.

Achievements

KS Net profit growth outperformed peers
Driven by the subsidiarization of TIDLOR and expansion of overseas business, etc.


(¥bn)
KS
Peers*3
26.6
44.7
+14%
-24%
30.4
34.1
Jan.-Mar. 2025
Jan.-Mar. 2026

Focus strategies
- Cost reduction measures including branch network revision
- Enhance affluent business base through business partnership with Invesco

Investment in Shriram Finance in India
Completed investment in major non-banking financial company (see P. 35 for details)

Enhance corporate business in India

Support Japanese companies entering the market with **new advisory team**
46 new accounts opened in FY2025

Enhance solution proposal capabilities **(securitization, aviation, project finance, etc.)**
24 deals closed in FY2025

*1 ROE after intangible asset amortization. FY2025 ROE denominator includes impact of Shriram Finance investment
*2 Non-banking financial player in Thailand. Engaged in vehicle title loans and life and non-life insurance brokerage
*3 Average for BBL, KTB, SCB, Kbank

Progress of key strategies

Initiatives to enhance investment capabilities: Incorporated expertise in listed REIT management and expanded the product lineup by increasing the stake in Global Alliance Realty, a Japanese asset manager. In addition, we are steadily promoting various measures to enhance our capabilities, including the introduction of HR and compensation systems to further focus on investor-oriented asset management, as well as the launch of a CLO fund by MUAM leveraging the expertise and capabilities of the MUFG Group.

Initiatives to support asset managers: Regarding the BPO contracting balance for asset managers' middle- and back-office operations, the ¥100 trillion target for March 2030 was achieved ahead of schedule. Furthermore, MUTB became the first trust bank to enter the domestic alternative asset fund administration business on a full-scale basis and will expand the high-quality services offered to asset managers by combining expertise accumulated through traditional asset administration with Group-wide capabilities and knowledge.

Asset under management


(¥tn)
123
127
151
165
200
Raised target
¥20 tn
FY2023
FY2024
FY2025
FY2026 target
FY2029 target

BPO contracting balance


(¥tn)
65
87
109
100
Achieved
¥100 tn
FY2023
FY2024
FY2025
FY2029 target

Expand & Refine Growth Strategies



6 Support Value Chain in Green Transformation (GX)

Major KPIs
FY2025 results / FY2026 targets

Number of co-created GX projects
Single-year result

42 / 50



7 Challenge to Build a New Business Portfolio

Progress of key strategies

To promote GX, we have engaged with corporations and governments in Japan and overseas, while capturing profit opportunities through finance and investment.

In Japan, MUSEC*1 acquired distributed solar PV assets and other assets, contributing to 100 MW of renewable energy deployment. In the grid-scale battery storage area, we leveraged MUFG's group functions to provide integrated support across fund formation, equity investment, operations, and project finance. Overseas, we participated in a fund as an anchor investor. Taking the lead by creating and originating investment projects, in addition to senior capital commitment, we are promoting the transition of emerging and developing countries.

We will continue to identify and respond to changes in the external environment, collaborate with the public and private sectors, build GX value chains, and focus on contributing to carbon neutrality while creating medium- to long-term business opportunities.


Investment in renewable energy area by MUSEC*1
Solar power plant acquisition
Promote sustainable renewables business toward coexistence and mutual prosperity with the community and long-term stable operation
MUSEC*1
Partner
Invest
Invest
Renewable power plants
First asset acquisition by MUSEC
Contribute to 100 MW of renewable energy deployment
Participation in a Grid-scale Battery Storage Project
Fund origination in collaboration with Kansai Electric Power Group Project support leveraging MUFG's group-wide capabilities
MUSEC*1
Invest
MUTB
Asset management
Group-integrated project support
MUBK
Project finance
MUMSS
Investor placement
Transition support in emerging countries
GAIA Fund established; first closing achieved
Led establishment of a fund that invests in climate change adaptation and mitigation projects for emerging and developing countries
Private capital
Approx. USD1.2 bn
MUFG
Approx. USD300 mn
Public capital
Approx. USD300 mn
GAIA Fund
Project
First close with approx. USD600 mn
Approx. USD300 mn investment as anchor investor

*1 MUFG Sustainable Energy Co., Ltd.

Progress of key strategies

MUFG is developing new business areas and creating a business portfolio beyond conventional financial services in response to the evolving business environment surrounding financial institutions. We aim to establish the pioneering position and uniqueness of MUFG's business strategies and contribute to enhancing corporate resilience and value from a medium- to long-term perspective.

Examples include the establishment of MUFG GMO Security in January 2026 to offer support for cybersecurity enhancement. We also launched Artemis Ventures, an equity investment fund targeting mid- to later-stage startups, in February 2026. Additionally, the Philanthropy Arrangement Service was launched in May 2026 to broker corporate donations as a new funding source for academia, NPOs, and startups, etc.

New business Philanthropy Arrangement Service (May 2026)

Overview: Arrange corporate donations for themes with social and industrial significance, including through the Corporate Hometown Tax Donation Program


Long-term returns through industry development and talent exchange
Donors
Corporations
Create new capital flows
Recipients
Academia, NPOs, startups, etc.
MUFG Bank
Propose strategic use of donations
Visualize and organize initiatives;
Clarify the use of funds

Expand & Refine Growth Strategies

Net Operating Profits by Business Group



¥1,565.7 bn
Approx. ¥80.0 bn*1
FY2024
+¥7.8 bn
+¥110.0 bn
+¥70.4 bn
+¥31.6 bn
+¥17.0 bn
+¥119.4 bn
+¥622.4 bn*4
Others (¥96.9 bn)
¥2,365.4 bn
FY2025

	Retail & Digital Business Group (R&D)	Commercial Banking & Wealth Management Business Group (CWM)	Japanese Corporate & Investment Banking Business Group (JCIB)	Global Commercial Banking Business Group (GCB)	Asset Management & Investor Services Business Group (AM/IS)	Global Corporate & Investment Banking Business Group (GCIB)	Global Markets Business Group (GM)
Overview of the Business Group	Responsible for individual customers (excluding Wealth Management), expanding touchpoints by optimally mixing various channels to provide comprehensive services that connect Group company services and align with customer needs.	Provide a broad range of financial services to corporate and wealth management clients in Japan on a Group-wide basis, including lending, payment and settlement services, asset management, M&A advisory, inheritance-related services, and solutions for business and asset succession.	Offer services such as lending, settlement, and forex, as well as functions leveraging the Group's expertise in respective fields such as M&A and real estate, to major Japanese corporations, contributing to enhancing their corporate value through these services.	Provide financial services to a broad range of customers, including large corporations, SMEs, and retail customers, through a financial platform that includes Asian commercial banks*2, non-banks*3, and digital financial services providers, leveraging our business operations and synergies with MUFG.	Provide consulting services leveraging sophisticated expertise and improve asset management capabilities in the areas of AM, IS, and pensions to meet the diverse needs of clients in Japan and overseas.	Operating the Corporate & Investment Banking (CIB) business that offers value-added solutions for global corporate clients by primarily leveraging our commercial banking and securities functions.	Engage in Sales & Trading operations that provide products such as currencies, bonds and equities and trade these products in markets, and Treasury business*5 that manages MUFG's own assets, liabilities and various risks.
Group Head	Tadashi Yamamoto	Takuya Tanaka	Hideaki Takase	Masatoshi Komoriya	Takafumi Ihara	Fumitaka Nakahama	Tomoyuki Kamioka
Measures for Seven Growth Strategies	1 Domestic retail; 5 Making Japan a leading AM center	2 Corporate × WM; 5 Making Japan a leading AM center	4 APAC business; 6 GX value chain	4 APAC business	4 APAC business; 5 Making Japan a leading AM center	3 GCIB-GM integration; 4 APAC business; 6 GX value chain	3 GCIB-GM integration; 5 Making Japan a leading AM center



7 New business portfolio (all business groups)

*1 Excluding the impact of approx. ¥80.0 bn (estimated net operating profits based on KS Jan-Mar 2024 results), translated at FX rate as of End Mar 2025, due to the change in closing period of KS for consolidated financials (from Jan-Dec to Apr-Mar)
*2 Bank of Ayudhya (Krungsri), Bank Danamon Indonesia, VietinBank, and Security Bank *3 Shriram Finance *4 Rebound of last year's bond portfolio rebalancing and interest income increase *5 Asset and Liability Management (ALM), including the comprehensive management of interest rate and funding liquidity risks associated with loans, deposits, and other balance sheet positions

CSO / CSuO Message

Creating positive impact to help drive social and environmental progress

Yoshiaki Ueno
Managing Corporate Executive
Group CSO and Group CSuO

Realizing our Purpose through My Way

I was appointed Group CSO and Group CSuO in April 2026. Throughout my career, I have worked on the front lines of both banking and securities, engaging with a wide range of customers and leveraging MUFG's diverse financial capabilities to help address their challenges. I later worked in corporate planning in Japan and Europe, where I collaborated with colleagues across our global entities and gained firsthand insight into the value and continued evolution of groupwide integrated management.

The role of the Group CSO and Group CSuO is to set a medium- to long-term direction for sustainable corporate value creation, while contributing to solutions for social and environmental issues, and to ensure the execution of our business plan. Most recently, as Deputy CSO and General Manager of the Corporate Planning Division, I focused on strategy development. I have also communicated our views on the future role of financial intermediation as Chair of the Planning Committee of the Japanese Bankers Association.



Drawing on these experiences, I will fulfill my responsibilities as CSO and CSuO by putting my own My Way into practice: creating positive impact in ways only MUFG can, and contributing to solutions for social and environmental issues. In doing so, I will embody our Purpose, "Committed to empowering a brighter future."

Drive Social & Environmental Progress

We believe that MUFG can only thrive if society is sustainable, and that our role is to contribute to solutions for social and environmental issues through financial services. Based on this belief, we positioned "Drive Social & Environmental Progress" as one of the three pillars of our Medium-Term Business Plan. This reflects our intention to make explicit an idea that has long been embedded in our Purpose. Together with "Expand and Refine Growth Strategies," another pillar of the plan, we aim to pursue both social and economic value and enhance corporate value by generating synergies between the two.

In FY2025, we published the report "MUFG Driving Social & Environmental Progress -for our Brighter Future-," in which we presented logic models for addressing our priority issues and visualized output KPIs and impact indicators. To develop the logic model, we discussed how to resolve issues based on each Business Group's operations. We have also held MUFG Way Resonance Sessions for all officers and employees to help them understand how their own work connects to our priority issues and translate that understanding into action. In addition, we introduced an award program to recognize best practices. These efforts are beginning to generate tangible momentum, although balancing social and economic value inevitably involves complex trade-offs, and our initiatives are still evolving. Nevertheless, I firmly believe that MUFG has a strong foundation in the shared commitment of our people to help drive social and environmental progress.

In FY2026, we will expand these initiatives across the MUFG Group and, through our Sustainability Report and other channels, communicate the impact generated by our efforts more clearly to both internal and external stakeholders.

Accelerate Transformation & Innovation

To continue delivering MUFG's unique value in an era of rapid change, we must evolve into an innovative and agile organization capable of responding swiftly to change. Under the pillar of "Accelerate Transformation & Innovation," we have placed particular emphasis on accelerating reforms to embed agility across the organization. As a demonstration of our commitment, we added "Agility" to the Values of MUFG Way.

As part of our review of procedures and rules, which have long been recognized as complex and cumbersome, an improvement cycle that incorporates feedback from the front lines is taking root. We are also steadily enhancing the work environment, including through the launch of an AI-powered internal navigator that searches and summarizes internal procedures.

We believe that true agility requires transformation in the way the organization operates, including the behaviors and mindsets of our colleagues across MUFG. With agile transformation as a core concept, we are advancing initiatives across the Group. As of the end of FY2025, we had introduced agile practices in 16 areas, and in FY2026 we plan to double that number. Our goal is to make ways of working based on agile principles the standard across the organization. Through a Minimum Viable Product (MVP) approach and short PDCA cycles, we will make flexible course corrections and evolve into an organization capable of delivering greater value more quickly.

Our vision is to foster a culture in which each individual thinks autonomously, makes decisions, and takes action swiftly. By increasing the number of employees who take ownership of their goals and approach their work with a sense of purpose and fulfillment, we believe we can enhance engagement and strengthen unity across the organization. Through these transformations, we will further strengthen Team MUFG and deliver services that exceed our customers' expectations.

Drive Social & Environmental Progress


Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

Pursuing economic and social values is the key to improving corporate value going forward. We identified ten priority issues under the subheads “Sustainable Society,” “Vibrant Society,” and “Resilient Society” and set specific targets as KPIs to strongly promote initiatives to address social issues.

Amid growing uncertainty in the political and economic environment and changes in the environment surrounding sustainability, we recognize that the fundamental principles and importance of sustainability remain unchanged. MUFG will continue to engage in value creation by integrating the resolution of social and environmental issues with MUFG's management strategy, based on our belief that a sustainable environment and society are the prerequisites for the sustainable growth of MUFG.

Priority Issues

Sustainable society

1. Achievement of carbon neutral society
2. Natural capital and biodiversity restoration
3. Promotion of circular economy

Vibrant society

4. Industry development and innovation support
5. Response to aging population & low birthrate
6. Increasing access to financial services
7. Management focusing on human capital

Resilient society

8. Respect for human rights
9. Ensuring secure and safe services
10. Demonstration of robust corporate governance

Process for identifying priority issues

STEP 1	STEP 2	STEP 3	STEP 4
Identify sustainability issues referencing SDGs, Global Risks Report (WEF), sustainability disclosure standards, investor expectations, and peer examples, etc.	Narrow down by assessing the materiality for stakeholders and MUFG	Gather opinions of stakeholders including external advisors, investors, and employees	Discuss at a management level

Relationship with the Annual Report

In the Annual Report for FY2025, the four themes from the ten priority issues as listed in the table on the right have been disclosed as financially material items.

Priority Issues	Annual Report (P. 24-)
1. Achievement of carbon neutral society	Climate
7. Management focusing on human capital	Human capital
9. Ensuring secure and safe services	Cybersecurity
10. Demonstration of robust corporate governance	Business ethics (compliance)

Drive Social & Environmental Progress

Outline of Drive Social & Environmental Progress

Sustainable society

1. Achievement of carbon neutral society
2. Natural capital and biodiversity restoration
3. Promotion of circular economy

MUFG will aim to realize corporate and social carbon neutrality by promoting and supporting funds circulation toward corporations addressing climate change and green projects.

In addition to climate change measures, we must address natural capital and biodiversity issues. We recognize that sustainable economic growth will be uncertain without appropriate management and preservation of natural capital, and we aim to realize a society that coexists with nature.

Furthermore, we will promote initiatives to realize a society that reduces environmental impact and promotes economic growth simultaneously, with an economic system that secures stable energy and resources, minimizes resource consumption, and reuses waste.

Vibrant society

4. Industry development and innovation support
5. Response to aging population & low birthrate
6. Increasing access to financial services
7. Management focusing on human capital

MUFG continues to tackle business incubation and support innovation by creating growing industries, thriving venture businesses, and developing regional economies to secure sustainable economic growth.

In response to the aging population and low birthrate, MUFG will promote initiatives to enhance products and services tailored to meet the needs of elderly customers and aim to create a society where all generations can facilitate smooth asset building and succession.

In addition, with digital technology making financial services more accessible, we will contribute to improving the quality of life and economic independence of many people.

MUFG continues to position human capital as one of the most important types of capital to contribute to society and customers by making a positive social impact and fostering a culture where our employees thrive with their diversity and expertise.

Resilient society

8. Respect for human rights
9. Ensuring secure and safe services
10. Demonstration of robust corporate governance

Respect for human rights is a universal value that is common to all humankind and is deeply linked to MUFG's all priority issues. We will contribute to a society where this is realized throughout the supply chain.

MUFG is well aware of its social responsibilities regarding securing the assets entrusted to it by its customers and its obligation to provide secure and stable financial services. We implement initiatives to ensure the uninterrupted provision of reliable financial infrastructure that supports a resilient and sustainable society.

Furthermore, each and every employee of the MUFG Group acts with honesty and integrity, complies with laws and regulations in each country, and attaches importance to trends. We pay attention to the detection and prevention of global financial crimes, and are dedicated to operating with a customer-oriented, united group approach.

Drive Social & Environmental Progress

Example of Initiatives

MUFG aims to contribute to resolving social issues through financial services and, as a result, improve corporate value, while pursuing both social and economic value in tandem.

Our paper, "MUFG Driving Social & Environmental Progress – for our Brighter Future (Japanese only)" introduces employee-driven initiatives.


未来につなぐ

https://www.mufg.jp/csr/dsep/ (Japanese Only)

Mitsubishi UFJ Trust and Banking IMPACT BOOK

Mitsubishi UFJ Trust and Banking is entrusted by customers and acts as a fiduciary that provides customer-oriented services with specialized expertise, with a focus on businesses that contribute to resolving social issues.

The IMPACT BOOK introduces its approach to social impact-oriented business operations and specific initiatives.


IMPACT BOOK

https://www.tr.mufg.jp/ir/keiei/ (Japanese only)

Drive Social & Environmental Progress

Initiatives for the Drive Social & Environmental Progress

Sustainable society

1. Achievement of carbon neutral society

- Sustainable finance progress -

MUFG has set a sustainable finance target of ¥100 trillion by FY2030 as a sustainability initiative through financing. Progress has been steady, with the cumulative amount reaching ¥56.5 trillion through FY2025, including ¥24.8 trillion in the environmental category.

Over the past 10 years, MUFG has ranked first in the world for project finance for renewable energy as a lead arranger.*1


Total
Environment
¥56.5tn
¥24.8tn
¥100tn
¥50tn
FY2019-FY2025 Cumulative Total
FY2030 Targets

2. Natural capital and biodiversity restoration

Given the recent rise in increasingly severe natural disasters and the deterioration of natural capital, such as water, which underpins business activities, MUFG aims to improve the location analysis of clients' key sites, such as plants, warehouses, and headquarters, and to better assess dependencies and impacts within the value chains of sectors closely linked to nature, using the TNFD framework as a reference.

3. Promotion of circular economy

- Upcycling citrus peel residue -

MUFG spearheaded the formation of a collaboration team comprising primarily five companies from diverse industries. Using mandarin orange peels as an ingredient in craft ale helped reduce food waste and supported regional revitalization by making effective use of local, unused resources.



https://www.mufg.jp/dam/csr/dsep/pdf/010_ja.pdf (Japanese only)

*1 Main financial institution leading the management of loans.

Vibrant society

4. Industry development and innovation support

MUFG leverages its group functions to provide various support to enhance the value of startups and collaborate to develop new services.

Provides enhanced open innovation support to aid both large corporations and startups, and to foster innovation across Japan.


Number of open innovation proposals
130
190
FY2023
FY2024
FY2025

5. Response to aging population & low birthrate

- Financial and economic education programs -

MUFG is strengthening a Group-wide effort in financial and economic education. In FY2025, we achieved the initial target ahead of schedule, driven by increased awareness through events and the expansion of educational content.


Cumulative total exceeding 1 million
Achieved initial target ahead of schedule
Cumulative total of 1.5 million participants
Initial target
Cumulative total of
800,000
participants
FY2024
FY2025
FY2026 target

6. Increasing access to financial services

MUFG is promoting initiatives to provide all people with access to basic financial services, improving their quality of life and allowing them to achieve economic independence through the spread of digital technology.

> Building MUFG's Economic Sphere in Asia (P. 33-P. 35)

7. Management focusing on human capital

- Human Capital Report 2025 (Japanese only)

> CHRO Message (P. 53)
> Enhance Human Capital (P. 55)

https://www.mufg.jp/dam/csr/report/hc/2026_ja.pdf (Japanese only, the English version will be released in September)



Resilient society

8. Respect for human rights

MUFG recognizes that it may cause, contribute to, or be directly linked to adverse human rights impacts through its operations and business relationships. Accordingly, MUFG undertakes human rights due diligence and engages with business partners to promote responsible business conduct.

Details of our initiatives, including human rights due diligence and remedies, are available on our website



https://www.mufg.jp/english/csr/social/humanrights/index.html

9. Ensuring secure and safe services

Aiming to provide reliable financial infrastructure that supports a resilient and sustainable economy and society, we are rebuilding our deposit and foreign exchange systems, training next-generation engineers, strengthening our systems and training to prepare for potential disasters or large-scale failures, and enhancing our cybersecurity countermeasures.

> Cybersecurity (P. 76)

10. Demonstration of robust corporate governance

We are advancing various initiatives to help realize a society in which financial services are provided fairly and with integrity.

> Compliance (P. 77)
> Enhancement of Global Financial Crimes Compliance Framework (P. 77)
> Initiatives for Practicing a Customer-Oriented Approach (P. 78)

Drive Social & Environmental Progress

Output KPIs and Impact Indicators

For each priority issue, we have established output KPIs to quantify the outcomes of our initiatives and impact indicators to represent the resulting social and environmental changes and impacts. Output KPIs and impact indicators that measure only the results without including speciic targets are labeled as "Result." We will promote ongoing reviews, including those aimed at enhancing the KPIs and impact indicators.

	Output KPIs	Results	Impact Indicators	Results
1. Achievement of carbon neutral society	• Sustainable finance; ¥100 trillion (¥50 trillion for environmental projects) (through 2030)	¥56.5 trillion ¥24.8 trillion for environmental projects	• Emissions from our financed portfolio*1 Result (Client Scope 1 and 2 emissions)	169MtCO2e (FY2024 result)
	• Number of co-created GX projects; 50 projects (through FY2026)	42 projects	• Amount reduced through renewable energy project finance where MUFG is involved; 70 million tons (FY2019 to FY2030)	70.41 million tons (FY2019 to FY2024 result)
2. Natural capital and biodiversity restoration	—	—	• Expanding support for startups related to natural capital and biodiversity Result	—
3. Promotion of circular economy	—	—	• Expanding support for startups related to accelerating the transition to a circular economy Result	—
4. Industry development and innovation support	• Initiatives for empowering startups Result; Held MUFG Startup Summit	Held at five locations (Tokyo, Nagoya, Osaka, Kyoto, Fukuoka)	• Startup market capitalization; ¥20 trillion (through FY2026)	¥8 trillion
	• Asset under management; ¥200 trillion (through FY2029)	¥151 trillion		
	• BPO contracting balance; ¥100 trillion (through FY2029)	¥109 trillion		
	• Loan balance related to business succession; ¥1 trillion (through FY2026)	¥1.2 trillion		
5. Response to aging population & low birthrate	• Number of people who participated in our financial and economic education programs; 1.5 million people (through FY2026)	Cumulative total of over 1,000,000 people	• Ratio of financial literacy questions answered correctly; 70% or higher	53.8%
6. Increasing access to financial services	• Mitsubishi UFJ Direct Monthly Active User count; 10 million people (through FY2026)	Approx. 9.7 million people	• Share of ASEAN adult population using digital financial services provided by strategic investment targets; Approx. 1/4 (through FY2034)	18%
	• Strategic investment support for financial digital service providers Result	—		
7. Management focusing on human capital	• DX core specialists; 1,200 people (through FY2026)	1,340 people	• Engagement score; Improved from FY2023 (73%) (through FY2026)	76%
	• Candidate pool for key overseas positions; Three times or more (through FY2026)	5 times	• Inclusion score; Maintain at least 75 (through FY2026)	78%
	• Ratio of women in management positions; 27% (through FY2026)	26.6%	• Absenteeism; 1% or lower (through FY2026)	1.01%*2
	• Ratio of eligible male employees who took childcare leave; 100% (through FY2026)	90.1%	• Presenteeism; 15% or lower (through FY2026)	12.3%
8. Respect for human rights	• Ensure fulfillment of human rights due diligence based on the Human Rights Policy Statement, Environmental and Social Policy Framework, and the Equator Principles Result	—	—	—
9. Ensuring secure and safe services	—	—	—	—
10. Demonstration of robust corporate governance	—	—	—	—

*1 Covers MUFG Bank's major corporate finance, project finance, and other similar financing. Excludes financed emissions for securities, housing loans, trusts, and Krungsri (Bank of Ayudhya) loans
*2 Exceeded target due to increase in the number of days of absence and leave, etc., at MUFG Bank

Drive Social & Environmental Progress

Responses to Climate Change

In May 2021, MUFG announced its Carbon Neutrality Declaration, committing to achieve net-zero GHG emissions from its own operations by 2030 and net-zero GHG emissions across its financed portfolio by 2050. Contributing to a carbon-neutral society remains MUFG's unwavering commitment, and we are advancing our transition plan built on four strategies. In the process of advancing the transition plan, our focus will always be the decarbonization of the real economy compatible with economic growth. We are steadily accumulating progress through effective initiatives and concrete results to embody the transition that MUFG aims for.

1. Reducing Own Emissions

As a result of thorough energy-saving measures and the transition to renewable energy for its own contracted electricity*1, the GHG emissions for FY2024 were 159 thousand tCO_2e, achieving the interim target for FY2026 of "50% reduction from FY2020 (168 thousand tCO_2e)" ahead of schedule.

Further reductions require addressing challenges such as shifting other contracted electricity to renewable energy and addressing reduction of direct emissions from gasoline, city gas, and other fuels. While continuing to leverage partnerships with clients, we will aim to reduce GHG emissions domestically and internationally to achieve the target.


(Thousand tCO2e)
360
320
280
240
200
160
120
80
40
0
336
232
189
175
159
168
0
Interim target for FY2026 achieved ahead of schedule (50% reduction)
Others
Bank Danamon*1
Krungsri*1
MUFG Bank
Carbon credits (negative emissions)
Acquired third-party assurance*2
FY2020 result
FY2021 result
FY2022 result
FY2023 result
FY2024 result
FY2026 interim target
FY2030 target

*1 Krungsri (Bank of Ayudhya) is a consolidated subsidiary in Thailand; Bank Danamon is a consolidated subsidiary in Indonesia
*2 Obtained independent third-party assurance for actual GHG emissions data
For FY2025 actual GHG emissions data with independent third-party assurance, please refer to ESG Data Book 2026, which will be published in September

2. Engagement and Finance Activities

Achieving carbon neutrality within financial institutions is contingent upon their clients attaining of carbon neutrality, which involves the decarbonization of the real economy. To effectively decarbonize the real economy, it is crucial to focus on the systematic reduction of emissions in high-emission industries and regions, rather than merely enhancing the financial institution's balance sheet through investments and financing in green industries and assets.

MUFG has set a sustainable finance target of ¥100 trillion by FY2030 as part of sustainability initiatives through finance, of which ¥50 trillion in the environmental category. As of FY2025, the performance in the environmental category is approximately 25 trillion yen reaching about 49% of the target. MUFG is a leading financial institution in the renewable energy sector globally. Over the past 10 years, MUFG has ranked first in the world for project finance for renewable energy as a lead arranger, achieving the highest cumulative performance in the world.

Sustainable Finance

FY2030 target
¥100 trillion

Cumulative amount from FY2019 to FY2025
¥56.5 trillion

of which, environment category
¥24.8 trillion

Approx. ¥9.7 trillion Green loan/bond, Transition finance	Approx. ¥9.4 trillion Project finance for renewable energy and environment-related projects
Approx. ¥3.6 trillion Financial advisory for renewable energy and environment-related projects	Approx. ¥2.1 trillion Others*4

*4 Positive Impact Finance, MUFG's original sustainability-related products, etc.
*5 Source: Compiled by MUFG based on BloombergNEF(BNEF) ASSET FINANCE / Lead Arrangers LEAGUE TABLE

Project Finance

for renewable energy cumulative total over the past 10 years
No. 1 Worldwide*5

CO_2 avoided emissions from renewable energy projects financed by MUFG Cumulative results from FY2019 to FY2024

70.41 million tons

Cumulative target for FY2019 to FY 2030 "70 million tons" target achieved ahead of schedule

Drive Social & Environmental Progress

Responses to Climate Change

3. Managing the financed portfolio

MUFG has integrated a 5-year Action Plan into its Roadmap for 2050, aiming to achieve net-zero GHG emissions for its financed portfolio by 2050.

In FY2025, when many regions, including Japan, updated their NDCs*1, MUFG reviewed the nine sector-specific interim targets for 2030 that were established in FY2023. Consequently, the interim targets for four sectors — power, oil & gas, automotive, and aviation — were updated to reflect the latest scenarios. Moving forward, these sector-specific interim targets for 2030 will be reinforced through continuous monitoring and the implementation of concrete measures, taking into account changes in the business environment and the progress of clients in decarbonization. Additionally, MUFG will consider setting interim targets for 2035.

MUFG aims to achieve decarbonization of the real economy in a manner that is compatible with economic growth, by verifying and supporting various transition plans.

*1 Nationally Determined Contribution

4. Risk Management and Governance

We have established a Climate Change Risk Management Framework and updated our scenario analysis by expanding its scope to add new asset class and analyzing new physical climate hazard. We are also continuously strengthening our governance structure. Our Sustainability Committee, under the Executive Committee, continuously monitors and assesses a wide range of opportunities and risks related to environmental and social issues, with a focus on climate change. This committee makes decisions and formulates policies under the supervision of the Board of Directors.

MUFG is also committed to developing employee capabilities. In addition to awareness for all employees, measures are being developed according to employees' duties, such as knowledge accumulation and strengthening engagement.

Please refer to the MUFG Transition Progress 2026 for details.
https://www.mufg.jp/english/csr/report/progress/index.html

Please refer to the following link for the disclosure based on TCFD Recommendations
https://www.mufg.jp/english/csr/environment/tcfd/index.html

Sector-specific FY2030 interim targets

Target Revisions and Performance Updates

Power	Automotive
Oil & gas	Aviation

Unwavering concept of sector-specific 2030 interim targets

Level aligned with net-zero targets of clients or NDCs — AND/OR — Level aligned with the international 1.5°C scenario

For details on each sector, please refer to MUFG Transition Progress 2026 (P.19-21)
https://www.mufg.jp/dam/csr/report/progress/tp2026_en.pdf

5-Year Action Plan

- Mar. 2026 — **1 Review 2030 interim targets**: Review based on the latest NDC and scenarios
- Mar. 2027 – Mar. 2030 — **2 Enhance monitoring and management**: Deploy measures considering changes in the business environment and clients' progress in decarbonization
- Mar. 2031 — **3 Consider interim targets for 2035**: Consider as the next 5-year milestone

Scenario analysis

Expand analysis scope

- New asset class added
- New physical climate hazard analyzed

Building capability

Cumulative number of employees with sustainability-related qualifications: **4,400+**	Number of trainees for mid-career entrants: **approx. 820**
Roadshow for "Driving Social & Environmental Progress" (Bank): **40 branches**	Number of participants in study sessions for the client coverage: **1,500+**

Accelerate Transformation & Innovation


Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation

Continuous corporate transformation underpins our efforts to "Expand & Refine Growth Strategy" and "Drive Social & Environmental Process." We will advance transformation across the organization—from strengthening the foundations of our business through culture transformation and enhanced human capital to reinforcing our AI and data infrastructure and expanding system development capabilities—to drive fundamental change across MUFG.

Vision

Acceleration of Agility Transformation

> P. 54

- Enhance the work environment by streamlining procedures and meeting practices, while expanding the use of AI and digital technologies to foster a culture in which every employee thinks independently, makes decisions, and acts swiftly.
- To enable faster, more flexible responses to change, introduce agile management, strengthening cross-organizational collaboration, empowering teams with greater authority and accountability, and delivering results through rapid PDCA cycles.

Enhance Human Capital

> P. 55

- Strengthen HCM foundation and structure and four key initiatives: "Embedding a culture of healthy working" and "DEI workforce", which serve as the foundation where our employees thrive, along with "Improving employee engagement" and "Employee enablement and progression"
- By addressing these key initiatives, promote employees' holistic Well-being and work with employees to strengthen two core pillars of MUFG: "Strengthening business competitiveness" and "Creating an agile culture empowering employees to tackle challenges"

Enhance AI/Data Infrastructure

> P. 56

- Enable data-driven management by strengthening the data infrastructure and embedding the use of data through AI, BI (Business Intelligence), and other tools into the everyday work of all employees
- Transform into an AI-native organization where AI is used across all operations and employees take an AI-first approach, supported by initiatives such as internal consulting and customer success

Increase System Development Capability

> P. 56

- Invest ¥900 billion in systems development and make steady progress on key systems strategies, including stable systems operation, cybersecurity, architecture strategies, and generative AI utilization
- Secure necessary development resources to achieve the above key strategies and strengthen both growth-oriented and risk-management capabilities

CHRO message

Human Capital Strategy to Drive Corporate Value Creation

Masahiro Kuniyuki

Managing Corporate Executive
Group CHRO

Insights from Dialogue with Stakeholders

Over the past year, I have actively engaged with a wide range of stakeholders. Investors provided valuable feedback on a range of topics, from our approach to human capital investment to how we communicate its contribution to corporate value creation. These discussions reaffirmed for me both the strategic importance of human capital management and the expectations investors place on these initiatives.

This year, we enhanced the clarity of the relationship between human capital investment and corporate value improvement based on investor feedback. At the same time, we articulated MUFG's approach and long-term vision more transparent by broadening the indicators and targets used to monitor progress across various initiatives, and we clearly explained the rationale for establishing them. Details are available in the "Human Capital Report 2026[*1]," released on the same day as this report. We encourage you to read it together with this report.



MUFG continues to focus on the four key initiatives: Employee enablement and progression, Improving employee engagement, Fostering diversity, and Embedding a culture of healthy working.

In Employee enablement and progression, management and business strategies are closely aligned with human resources strategy. We are enhancing business competitiveness by continuously refining the strategic HR portfolio through recruitment, development, and placement.

Improving employee engagement, DEI workforce, and Embedding a culture of healthy working are the foundation for our employees to thrive and for supporting productivity improvement and innovation. These efforts will help create an agile culture that empowers employees to embrace challenges and drive innovation. By implementing these initiatives to create a better environment, we will steadily achieve sustainable improvements in employee Well-being and human capital.

Shaping MUFG's Future Together

People are, and always will be, the source of MUFG's competitiveness and growth as a global financial institution. We position human capital investment as an important strategic investment to support medium- to long-term improvements in corporate value. As CHRO, I will continue to incorporate insights from internal and external dialogue to further strengthen our human capital strategy and enhance sustainable corporate value.

*1 Concurrent publication applies to the Japanese version only; the English version will be released in September 2026
*2 The figures are for the three main domestic subsidiaries (bank, trust bank, securities) unless otherwise stated in KGI/KPI definitions or indices
*3 ROE as defined by TSE. MUFG's FY2026 target is approximately 12%
*4 Consolidated basis, including major overseas subsidiaries (Challenge, agility, engagement and inclusion scores are from Group Employee Survey.)
*5 Achievement of targets for eliminating talent supply-demand gaps identified for each business area
*6 Participate in IT Passport e-learning, and acquire IT-related qualifications

Human Capital KGIs/KPIs

			Progress[*2] (FY2025)	Target[*2] (FY2026)
KGI		ROE[*3]	11.3%	–
KGI		Challenge score[*4]	77%	Improvement vs. FY2023 (75%)
KGI		Agility score[*4]	73%	Improvement vs. FY2023 (71%)
KGI		Engagement score[*4]	76%	Improvement vs. FY2023 (73%)
KPI	Four key initiatives	Human Capital KPIs	Progress (FY2025)	Target (FY2026)
KPI	Employee enablement and progression	Build a talent portfolio[*5]	–	Internal target achievement
KPI	Employee enablement and progression	Develop DX Core specialists	1,340	1,200
KPI	Employee enablement and progression	Build employee IT capabilities[*6]	89.8%	100%
KPI	Employee enablement and progression	Develop wealth management specialists	1.6X vs. FY2023 level	Double within the MTBP period
KPI	Employee enablement and progression	Develop sustainability talent[*7]	Over 4,400[*8]	–
KPI	Employee enablement and progression	Secure a candidate pool for key overseas posts	5.0X	Maintain 3X or more
KPI	Improving employee engagement	MUFG Way Hold MUFG Way Employee Sessions[*7]	Held 5 consecutive years	Continuing
KPI	Improving employee engagement	Employee satisfaction with the office environment	BK:63% TB: 61% MUMSS:71%	Improvement over FY2025 result
KPI	DEI workforce	Ratio of women in management positions (Japan)[*9]	26.6%	27.0%
KPI	DEI workforce	Ratio of eligible male employees who took childcare leave[*10]	90.1%	100%
KPI	DEI workforce	Inclusion score[*4]	78%	Maintain 75% or more
KPI	DEI workforce	Ratio of employees with disabilities	2.67%[*11]	Maintain statutory employment ratio or more
KPI	DEI workforce	Female employees aspiring for higher positions[*7,*12]	41.7%	–
KPI	Embedding a culture of healthy working	Absenteeism	1.01%[*13]	1% or lower
KPI	Embedding a culture of healthy working	Presenteeism	12.3%	15% or lower
KPI	Embedding a culture of healthy working	Rate of completion of regular health checkups	BK:99% TB&MUMSS:100%	100% by each company
KPI	Embedding a culture of healthy working	Ratio of health app registration	73.3%	–

*7 KPIs for which quantitative targets haven't been set but whose trends are being closely observed
*8 The figure indicated is an example of initiatives related to the development of sustainability personnel
*9 38.2% progress (FY2025) on a consolidated basis, including major overseas subsidiaries
*10 A more accurate acquisition rate based on the timing of acquisition (internal regulations)
*11 As of June 2026: 2.66%
*12 Ratio indicating aspiration for higher positions among women employees
*13 Exceeded target due to increase in absence and leaves, etc., for MUFG Bank

Acceleration of Agility Transformation

Major KPIs
FY2025 results / FY2026 targets

Agility score

73% / Improved vs. FY2023

(FY2023 result: 71%)

Progress of key strategies

Agility transformation aims to foster a culture in which each employee thinks independently, makes decisions, and acts swiftly to address customers' challenges while adapting quickly and flexibly to changes in the business environment.

We are enhancing operational efficiency by rolling out an internal procedure search system powered by generative AI, improving administrative procedures based on employee feedback, and leveraging AI and DX. Through these initiatives, we are creating an environment where employees can work with greater agility, supporting frontline-led initiatives and improvements.

In addition, through agile operations, we are transforming the way our organization operates, including the mindsets and principles that guide our executives and employees. We expanded the scope of implementation and accelerated efforts to embed agile operations across the organization. Benefits are emerging in multiple areas, including shorter time to results and faster incorporation of feedback. We will continue to establish agile ways of working as the standard, building an organization that can respond flexibly and swiftly to change and continuously create value.

Agility transformation: A new approach to organizational management

Initiatives		• Implement agile operations across 16 areas to date • Develop a playbook and in-house training to promote adoption across the organization • Review internal processes, including budgeting and risk assessment
Changes	Evolution in ways of working and thinking Improved workflows	• Lower coordination costs across devisions and greater autonomy in decision-making • Flexible plan revisions based on priority • Faster service delivery and results • Faster collection and incorporation of feedback

Topic

Value co-creation driven by our Purpose

MUFG has been advancing culture transformation centered on "Challenge and Agility" since the previous MTBP. We define the elements that shape our culture as (1) the working environment provided by the company, including business infrastructure and HR frameworks, (2) an employee mindset of acting with our Purpose as a guiding principle, and (3) opportunities to put that mindset into practice, thereby encouraging employees to take on challenges.

Established initiatives are steadily beginning to deliver results, including the MUFG Way Kyomei (Resonance) Sessions, where employees discuss how their personal beliefs and values align with the MUFG Way; the MUFG Way Boost Project, through which employee volunteers promote the MUFG Way; MUFG SOUL, an employee-led social contribution program; and Spark X, a new business creation program.

In FY2025, we also provided employees with various opportunities to reflect on the responsibility and fulfillment of creating both economic and social value, including awards for initiatives that contribute to addressing social issues and workshops to make MUFG Stadium a place for co-creation.

MUFG values opportunities to communicate the context and objectives of Group-wide strategies to employees. For example, in June 2026, newly appointed President Hanzawa held a financial results briefing for employees.

We will continue to build an MUFG where communication flourishes across organizations, roles, and regions, and where every employee can take center stage and approach their work with a genuine sense of excitement.

Working environment

Review of procedures and rules; AI-powered procedure search tool

"Employee Insights" program for sharing ideas to improve the company

More diverse communication channels



Digital signage for employees and town halls for management

Employee Mindset

Diverse opportunities for Purpose-driven dialogue

Cross-divisional sessions exploring the connection between the space business and employees' own work, and MUFG Way Kyomei Sessions with local customers on the future of their community

Dialogue sessions for younger employees through the MUFG Way Boost Project



Opportunities to practice

MUFG Stadium-based co-creation initiatives



Financial and economic education program for children



Workshop to develop ideas for creating social value through the stadium

Accelerate Transformation & Innovation

Enhance Human Capital

Major KPIs
FY2025 results / FY2026 targets

Engagement score	Ratio of women in management positions (Japan)
76% / Improved vs. FY2023 (FY2023 result: 73%)	26.6% / 27.0%

Progress of key strategies

(1) Employee enablement and progression: Enhanced cooperation between business units and HR is refining target HR portfolios. Expansion of personnel is progressing through improved recruitment capabilities, enhanced onboarding training, and the establishment of an environment for participation by senior talent, such as the extension of the retirement age.

(2) Improving employee engagement: Promoted continued wage increases, enhanced employee benefits, capacity expansion through the introduction and use of AI, and development of an office environment that improves job satisfaction and fulfillment.

(3) DEI workforce: In addition to an improved ratio of women in management positions, enhanced measures that support ongoing participation regardless of life events, such as support for work-life balance and childcare/caregiving.

(4) Embedding a culture of healthy working: Enhanced measures to address health issues across Group companies and strengthened Group-wide collaboration. As a result, MUFG and all six Group companies*1 were certified as Health & Productivity Management Outstanding Organizations, with MUFG, the Bank, the Trust Bank, the Securities HD, NICOS, and ACOM receiving White 500 certification.

*1 The Bank, the Trust Bank, the Securities HD, NICOS, ACOM, MUAM

MUFG's Approach to Human Capital Management


Target
A global financial group making a positive social impact and fostering a culture where our employees thrive
HCM core pillars
Strengthening business competitiveness
Employee Holistic Well-being
Create an agile culture empowering employees to tackle challenges
HCM Four key Initiatives
1 Employee enablement and progression: Employee & skills development
2 Improving employee engagement: Career fulfillment
3 DEI workforce: Empowered & supported to succeed
4 Embedding a culture of healthy working: Physical, mental & emotional well-being
Reinvestment in human capital
Embedding the desired culture
HCM foundation and structure

Topic

Corporate transformation and corporate value improvement through human capital

Human capital is a source of sustainable improvements in corporate value. We are investing in the human capital required for management and business strategies (input) to enhance business competitiveness and create an agile culture that empowers employees to tackle challenges (output). This leads to sustainable improvement in corporate value (outcome) through enhanced profitability, increased growth expectations, and reduced capital costs.

To enhance the effectiveness of human capital investment, we have established a Key Goal Indicators (KGI) for human capital management. In addition, we have established Key Performance Indicators (KPIs) for each of MUFG's four key initiatives: employee enablement and progression, improving employee engagement, DEI workforce, and embedding a culture of healthy working. We monitor progress against these indicators.


Management and Business Strategy
Human Capital Investment Strategy
Corporate Culture Improvement
MUFG Way
Purpose
Committed to empowering a brighter future.
Medium-Term Business Plan
FY2026 ROE target (approx. 12%)
Expand & Refine Growth Strategies
Drive Social & Environmental Progress
Accelerate Transformation & Innovation
Input
Output
Employee enablement and progression
Improving employee engagement
DEI workforce
Embedding a culture of healthy working
Strengthening business competitiveness
Creating an agile culture empowering employees to tackle challenges
Human capital disclosure/enhance dialogue
Outcome
Strengthen profitability
Raise growth expectations
Reduce capital cost
Sustainable improvement of Corporate Value

Enhance AI/Data Infrastructure

Major KPIs
FY2025 results / FY2026 targets

Number of implemented AI use cases

195 / More than 400

(FY2024-FY2025 cumulative total) / (FY2024-FY2026, current MTBP target + 150)

Number of BI users*1

15,000 / 17,000

(as of end of FY2025) / (target as of end of FY2026)

*1 Business Intelligence : A solution for visualizing data and using it for management and business operations. The number of users represents monthly active users

Progress of key strategies

In FY2025, in addition to expanding Group-wide AI/BI use, we strengthened data management to utilize proprietary data and enhanced our human resources and organizational capabilities. The number of implemented AI use cases increased to 195. AI implementation expanded beyond improving the efficiency of routine operations to full-scale deployment across business processes in areas such as sales, administration, and planning. The number of BI users reached 15,000. BI is increasingly being used as a key platform for understanding frontline conditions, identifying issues, and supporting decision-making.

We also strengthened customer success capabilities to embed AI/BI use in frontline operations and help generate tangible results. We are promoting the use of AI and BI by providing tailored support for each department's business needs and deploying proven use cases across departments, thereby supporting sustained adoption and frontline-driven problem solving.

Furthermore, we are enhancing MUFG's overall implementation capabilities and competitiveness by strengthening collaboration with Group companies and overseas offices and by sharing initiatives and best practices.

Dedicated organization supporting the sustained adoption of AI/BI and value realization


Consulting
Respond to divisional strategies/ solution for business issues
Customer success
Post-implementation support and lateral deployment
Integrated support by all specialist organizations
Solutions development
Business process implementation/application
Data management
Develop data quality/ use environment

Increase System Development Capability

Major KPIs
FY2025 results / FY2026 targets

Systems investment

¥590 bn / ¥900 bn

(FY2024-FY2025 cumulative total) / (FY2024-FY2026 cumulative total)

Ratio of enhancement of strategies / infrastructure

28% / Over 30%

Progress of key strategies

Systems investment is progressing according to plan. We will invest in strategies to strengthen both growth-oriented and risk-management capabilities. These will cover high-urgency areas like boosting resilience for stable system operations, cybersecurity, and financial crime prevention, along with strategic and infrastructure investments such as generative AI and systems architecture.

We are steadily increasing development capacity by recruiting new graduates and mid-career hires, securing expert personnel, and expanding training programs. We are also leveraging offshore development and AI.

We are updating our architecture strategy to reflect changes in the internal and external environment, and we are continually updating and consolidating IT assets to build a stable, competitive system. We aim to increase our strategic investment capacity over the medium to long term.


Enhancement of strategies/infrastructure
Others
(¥bn)
700
750
800
900
up ¥100 bn
Over 30%
MTBP before the previous
Previous MTBP
Current MTBP (initial)
Current MTBP (revised)

Mid-Career Hires Roundtable


Hello

Vice President,Digital Strategy Division
MUFG Bank
Nanami Tsukamoto



Director, Retail & Digital Planning Division
MUFG Bank
Kazunori Ikeuchi



Facilitator
Chief Corporate Branding Officer
Managing Director, Head of
Corporate Planning Division
Mitsubishi UFJ Financial Group, Inc.
Akiko Shikimori



Vice President,
Agile Transformation Office,
Corporate Planning Division
Mitsubishi UFJ Financial Group, Inc.
Tatsuya Kimura



Expert, Data Science Department
Digital Innovation Group
Mitsubishi UFJ Information Technology
Yuri Shimozaki

Divisions and job titles are as of the time of the roundtable

How Far Has Our Culture Transformation Progressed? Toward an AI-Native Organization

**What will it take for MUFG to become the "AI-native organization" it aspires to be, bringing people and AI together?
Four mid-career employees with expertise in AI and digital transformation came together to discuss MUFG's culture transformation.**

Mid-Career Hires Roundtable

Current state and challenges of MUFG's corporate culture

Shikimori●First, could you tell us about your backgrounds and current responsibilities?

Tsukamoto●I joined MUFG in 2024 after working at an automobile manufacturer. I'm currently part of the Digital Strategy Division, where I am responsible for AI intelligence initiatives, including the introduction of the "AI Banker," which has attracted media attention.

Ikeuchi● I joined MUFG in 2017. Before that, I worked at a home appliance manufacturer and a human resources company. I'm now part of the Retail & Digital Planning Division, focusing on the use of AI in digital banking. I'm keen to hear ideas about an "AI-native organization" and apply them to my work.

Kimura●I joined MUFG in 2025 after working in the IT industry. I'm currently part of the Agility Transformation Promotion Office within the Corporate Planning Division. I work to enhance organizational speed and agility, including transforming our hierarchical structure into a customer-centric, network-based organization.

Shimozaki●I joined MUFG in 2023. Previously, I worked at a printing company, planning new businesses. I'm now part of the Data Science Department at MUIT*1, which develops and delivers AI-based systems in response to requests from departments. My work includes detecting fraudulent accounts and customers.



Shikimori●The theme of this roundtable is corporate culture transformation. As mid-career hires, what do you value about MUFG's culture, and where do you see challenges, including compared with your previous workplaces?

Tsukamoto●What surprised me after joining was how often frontline employees have opportunities to speak with top management. Executives genuinely listen to us, and I think the close connection between management and the frontline is a strength of MUFG's culture.

Shimozaki●I agree. At my previous company, reports to top management were almost always made by division heads or more senior employees. Junior employees rarely reported directly.

Ikeuchi●I've had a similar experience. About four years ago, we launched a service called "Inheritance Guide"*2. It began when the chief executive of the business unit at the time directly asked me, "I want to do something new in inheritance. Can you give me some ideas?" That really boosted my motivation.

Shikimori●In line with the "Agility Transformation Declaration" in the MTBP, top management has been working more closely with frontline employees to increase the speed and flexibility of our operations. This is a significant achievement. Despite this strong communication, where do you see challenges?

Kimura●While caution is essential in financial services, I think we are less flexible in some areas than the IT industry and other sectors. Balancing safety and flexibility is a challenge.

Shimozaki●Compared with my previous company, I find



that people can sometimes be so careful in how they express themselves in internal meetings that the message becomes difficult to understand.

Ikeuchi●MUFG has many employees who carry out assigned tasks carefully and accurately. On the other hand, there may still be relatively few occasions when people proactively speak up about new challenges they want to pursue. That may be why people tend to communicate cautiously.
That said, caution also has its advantages. At my previous company, we sometimes moved forward with new businesses despite known risks, which occasionally led to problems. At MUFG, risks are carefully assessed in advance, with a robust review process before services are launched. I see that as a strength.

The synergy between Finance and AI: Where does MUFG stand today?

Shikimori●Although you work in different divisions, AI and digital technologies are a common thread across your roles. How has your perspective on finance and AI changed since joining MUFG?

Ikeuchi●Before joining, I didn't associate MUFG with AI, but I found the company very active in its use. MUFG was quick to introduce IBM Watson*3 when it was attracting attention, and

Mid-Career Hires Roundtable

the same is true of generative AI. I feel MUFG is highly attuned to emerging technologies and quick to adopt them.

Kimura● At IT companies, generative AI is used mainly in development. At MUFG, however, its use extends beyond development to upstream processes such as document-related work. I see the potential for AI to be used across a much broader range of areas than we might imagine.

Shimozaki● I agree. Our division regularly solicits potential AI system development projects and receives many applications. Given the need to improve operational efficiency and address workforce shortages, I believe the potential for AI adoption will continue to expand across the organization.

Shikimori● What challenges do you see as MUFG moves forward with AI adoption?

Kimura● A shift in mindset is key. It starts with thinking, "Let's give it a try." From there, we need to generate small successes, share them, build on them, and ultimately embed them in our culture. The challenge is how far we can strengthen and expand bottom-up initiatives from the frontline.

Shimozaki● In practice, we receive many requests from divisions to use AI, while similar projects are sometimes launched in parallel. This makes it difficult to maintain an overall view and set priorities.



Tsukamoto● That's true. When similar projects are running in parallel, coordinating them can be difficult. The issue is that information about what other divisions are doing is not always shared smoothly.

What it takes to build an AI-Native organization

Shikimori● Given where we are today, what does MUFG need to do to become an AI-native organization?

Tsukamoto● An AI-native organization is one where people and AI work together as equal partners. To achieve this, we need an environment where everyone can use AI more readily. AI is something you learn to understand and use by trying it yourself. It is not easy to master, but I believe each of us can learn to work alongside AI as an equal partner.

Ikeuchi● Data is critical to becoming an AI-native organization, and how we organize it is key. One challenge is fostering a culture of openly sharing failures. To turn failure into future success, we need to share what went wrong as organizational knowledge. MUFG needs to make a genuine commitment to building that culture.

Shikimori● IT companies often share failures and use the lessons to drive improvement, but MUFG still has relatively few opportunities to do so.

Ikeuchi● Another challenge is our tendency to place too much emphasis on documentation. Considerable time is spent editing meeting minutes, for example. Using AI to transcribe discussions could capture more original voices and learning data, while enabling faster information sharing.

Shimozaki● With employees rotating between roles, it is not ideal for information and expertise to remain with particular individuals. We need to document and share that knowledge



with people who were not there.

Shikimori● So, we need a culture that does not fear failure and shares the process. To conclude, what do you keep in mind as you work toward an AI-native organization?

Tsukamoto● I try to make AI a natural part of my work. I would encourage everyone to make a point of using it. ChatGPT has made AI more accessible, and as someone involved in its introduction, I would be delighted to see more employees using it.

Ikeuchi● I also actively use AI, but my efforts alone are not enough. We need to motivate more people to use it. That means adapting AI to our work while also redesigning our work to better integrate AI. As AI and robotics advance, the roles expected of people will also evolve. We need to remain flexible and adapt to these changes.

Kimura● I think two things are important. First, give AI a defined role and embed it into business processes. Second, encourage bottom-up initiatives from the frontline. Recently, we held a study session to help employees make AI relevant to their own work, attracting many participants. We also need to look beyond AI-native transformation and explore possibilities such as combining AI with quantum computing.

Mid-Career Hires Roundtable

Shimozaki● I'm currently gathering user feedback on positive experiences with "AI-bow."*4 I also want to make bold proposals in response to AI project requests and create more examples that surprise and inspire users.

Expectations and aspirations for mid-career hires

Shikimori● Turning to mid-career hires, based on your experiences, do you have any thoughts or requests regarding support for mid-career employees?

Shimozaki● I was pleasantly surprised by the extensive support when I joined. At the same time, I found some procedures quite complex, so making them easier to understand would be helpful.

Tsukamoto● When I joined, I was also unsure what to do because I didn't understand the rules. MUFG-specific procedures and terms can be confusing for new joiners. With mid-career hiring increasing, HR now provides a guide to the relevant rules. I hope continued knowledge sharing will steadily improve the environment.

Kimura● There is a welcome ceremony for mid-career hires, providing a valuable opportunity to connect. I'd like to see more opportunities for interaction among mid-career employees. Learning from the cross-industry perspectives of people who joined MUFG from outside the financial sector could also bring fresh energy to the workplace.

Ikeuchi● It would also be good to strengthen connections between mid-career hires and employees who joined MUFG as new graduates.

Shikimori● Finally, what do you think is expected of you as mid-career hires, and what do you hope to achieve?

Ikeuchi● I think we are expected to bring professional expertise to our roles. I want to realize the concept of an "AI-native bank" by drawing on the experience and know-how I have gained through digital banking initiatives.





Kimura● I believe mid-career hires are expected to bring an objective perspective shaped by experience outside MUFG. I want to draw on my IT experience and expertise to help accelerate the transformation toward an agile organization.

Shimozaki● Professional expertise and an objective perspective are important. When I identify challenges or weaknesses within the company, I want to speak up without hesitation. I also want to bring outside perspectives into MUFG and support its transformation and growth. Ideally, we can broaden our perspectives together and create something better.

Tsukamoto● I see my role as actively promoting AI adoption within MUFG as a professional. Going forward, I want to improve the work environment by promoting AI-based operational support and streamlining smaller tasks so employees can focus on higher-value work.

*1: Mitsubishi UFJ Information Technology
*2: A web-based service developed by MUFG Bank under the concept of "easy access for everyone," supporting customers with lifetime planning and procedures related to inheritance. (Japanese only)
*3: An AI-powered service developed by IBM that supports data analysis and helps enhance business operations.
*4: A conversational AI tool developed by MUFG based on ChatGPT. It supports the automation and digital transformation of a wide range of internal banking operations, including call center services, meeting minute preparation, and translation.

03 Foundation Supporting the Corporate Value

01 MUFG's Corporate Value
02 Strategies to Improve Corporate Value
03 Foundation Supporting the Corporate Value

Messages from Directors

Dialogue between Outside Directors

MUFG today and tomorrow: reflections after the first year as Outside Directors


Miyuki Suzuki
Outside Director
Teruhisa Ueda
Outside Director

Miyuki Suzuki Profile

September	1982	Joined Reuters
January	2018	President for Asia Pacific, Japan and Greater China of Cisco Systems
June	2025	Member of the Board of Directors of the Company

Reason for election: Having served in various important positions, including President and General Manager of Cisco Systems G.K., Ms. Suzuki has advanced knowledge and wisdom as a corporate manager of global companies and has actively promoted sustainability management. In addition, she is currently serving as Outside Director at companies such as SanDisk Corporation and has abundant experience mainly in the areas of IT and digital technology as well as sustainability.

Teruhisa Ueda Profile

April	1982	Joined SHIMADZU CORPORATION
June	2015	President and Representative Director, CEO of SHIMADZU CORPORATION
April	2022	Chairman and Representative Director of SHIMADZU CORPORATION
June	2025	Member of the Board of Directors of the Company

Reason for election: Having served in various important positions, including President and Representative Director and CEO of SHIMADZU CORPORATION, and currently as its Chairman and Representative Director, Mr. Ueda has advanced knowledge and wisdom as a corporate manager, and actively promotes sustainability management. He also has abundant experience in global operations, including leading joint projects with companies and research institutions around the world, and in the areas of IT and digital technology.

Current Positioning of MUFG's Governance

Ueda: I believe the Board's diversity is one of its key strengths. And I feel different knowledge and expertise are effectively applied to deepen discussions on important topics, including management strategy and risk management. The Board is functioning well, demonstrating highly effective governance.

Suzuki: I feel the same. On the other hand, the business environment around MUFG is constantly changing, with global affairs becoming more uncertain. Against this backdrop, the Board is required to accurately forecast the increasingly complex risks and seek returns by taking appropriate risks, refining earning power to improve corporate value. MUFG's business is built on the trust of many stakeholders, including shareholders and customers, and the implementation of governance based on this trusting relationship is a significant strength. In addition, a culture where employees feel comfortable speaking up freely about concerns or questions is steadily being established. To further differentiate from competitors and achieve sustainable growth, it will be essential to apply refined risk analysis capabilities and make bold decisions informed by those assessments.

Ueda: I also believe there is a distance and an information gap between management and the frontline, as in other companies. Closing the gaps should further improve the effectiveness of governance.

Expectations for the new leadership following the succession of top management

Suzuki: It was an honor to be involved in the selection process for MUFG's new leadership. The process was highly detailed and comprehensive, involving an internal 360-degree evaluation, a third-party review of all candidates, and direct interviews.

Ueda: The Nominating and Governance Committee thoroughly discussed the leadership required to accelerate transformation and innovation for the new CEOs of the holding company, bank, and securities. The candidate pool was narrowed with a strong focus on this strategic priority. I believe this was a crucial step. Personal qualities were also emphasized, with appropriate information provided on this point. Consequently, the new CEOs were appointed through appropriate processes.

Suzuki: In addition to strong decision-making and strategic thinking, I expect the new leaders, grounded in integrity, to build strong teams, unlock the potential of their people, and inspire others to embrace the organization's future vision.

Ueda: I agree. I hope to see management that embodies and balances corporate transformation with personal qualities, enhancing not only individual capabilities but also strengthening the whole team and organization through human resource development.

Messages from Directors

Expectations and Issues Identified from Investor Dialogue



Ueda: Through the small meeting between outside directors and investors, I was once again keenly reminded of the magnitude of investors' expectations of MUFG. I strongly sensed that investors expect MUFG, as a leading bank, to undertake model initiatives that enhance corporate value. These include overseas growth, inorganic investments, governance improvements, increasing ROE, and reducing equity holdings.

Suzuki: To meet these expectations, how we support and supervise MUFG's global business development will be a key issue. In particular, global governance supporting overseas business needs to account for the varying regulatory and market conditions, as well as the risk profiles of each region. I believe the Board should oversee these aspects. Last fiscal year, MUFG hosted its first overseas Board of Directors meeting at the Bank of Ayudhya, a partner bank in Thailand. The discussions held there significantly enhanced my understanding of the management challenges, risks, and governance issues faced by the partner bank.



Ueda: MUFG is promoting various transformation initiatives. Corporate culture reform stands out as a key initiative. Progress has been made in the speed of transformation and in emphasizing taking on challenges. However, there is still room to improve frontline awareness and to develop quantitative evaluation indicators.

Suzuki: As MUFG engages in global business, ensuring effective transformation, including for its overseas subsidiaries, is not an easy task. Members of MUFG's Board of Directors from diverse backgrounds need to understand the frontline's situation, identify management-related opportunities and risks, and support management in addressing challenges.

Message from the Chairman of the Board

Supporting the management that takes on challenges with diverse knowledge —constantly evolving Board of Directors



Hironori Kamezawa
Member of the Board of Directors, Chairman (Corporate Executive)

I was appointed as the Chairman of the Board in April 2026. As MUFG has been promoting the enhancement and expansion of its global business, we have aimed for a corporate governance structure that is easy for overseas stakeholders to understand. More than a decade has passed since we adopted the "company with three committees" structure. We will continue to support sustainable growth and enhance medium- to long-term corporate value through the corporate governance structure we have developed.

In an era of rapid change, it is crucial to leverage the diverse knowledge, expertise, and experience of outside directors to develop and consistently implement growth strategies. It is essential to elicit independent and expert oversight and guidance. MUFG has implemented innovative methods to leverage outside directors' expertise, such as enhancing strategy discussions with educational sessions, introducing executive sessions without fixed agendas, and organizing on-site tours to foster better understanding between outside directors and executives. Last year, we hosted our first overseas Board of Directors meeting in Bangkok, Thailand, at the headquarters of our partner, Bank of Ayudhya. This facilitated a deeper understanding and more robust discussion of local businesses.

Management views environmental changes as opportunities and continues to take on challenges to fulfill stakeholders' growth expectations, including through inorganic strategies. It is important for the Board to enable rapid decision-making by executives, while also engaging in thorough discussions on the appropriateness of management resource allocation and the path toward future value creation. To further enhance the Group's integrated operations under the Business Group system, it is also important to increase exchanges between the holding company's and its business entities' Boards of Directors.

As the Chairman of the Board for a G-SIBs financial group, I will work to enhance the Board's effectiveness by fostering a trusting relationship between outside directors and executives, encouraging thorough discussions, setting relevant agendas, and ensuring the smooth operation of the Board.

Messages from Directors

Messages from Retiring Outside Directors



Keiko Honda
Period in office
June 2020 to June 2026

MUFG as a global top bank (G-SIBs)

When I joined the Board, the Group faced a challenging environment of prolonged low interest rates and the onset of COVID-19. I suggested discussing potential improvement of capital productivity and strengthening cybersecurity. I am pleased that, through constructive dialogue between the Board and management, these issues were analyzed and translated into concrete actions, leading to improvements in net interest margins.

I believe this partnership between management and the Board—identifying key issues, conducting rigorous analysis, and engaging in constructive discussion—will contribute to improving cross-shareholdings and enhancing corporate value.

Going forward, I hope the Group will further strengthen its position as a G-SIB by accelerating growth, enhancing cyber and data security, and building sustainable long-term corporate value.



Hirofumi Nomoto
Period in office
June 2019 to June 2026

Enhance Group global governance structure

When I first joined the Board, I was somewhat surprised by the length of the meetings and the volume of materials provided. However, as a leading financial institution, the management has an exceptionally strong commitment to governance, and the opinions of outside directors have been consistently reflected. As a result, I believe the effectiveness of the Board and the operations of various committees have improved significantly.

During my seven years of service, important decisions were made, including a leadership change and the sale of MUB. The integration of NICOS systems led to the advancement of a new card strategy through a bold reassessment of our direction, without being bound by past practices, and by working together as one team.

Group governance, including overseas, must be strengthened to support further growth. I hope MUFG will continue to be "the world's most trusted financial group" by achieving the Purpose of "Committed to empowering a brighter future."

Activities of Outside Directors

Small meeting with institutional investors

Small meeting of institutional investors and outside directors were held in March 2026. Directors Honda and Ueda attended the meeting, and the participants had a lively exchange of views regarding progress of MTBP (including reduction of equity holdings), inorganic investment, sustainability initiatives, management succession, and the governance structure. Details of the dialogue with the investors are appropriately shared at the Board meeting and reflected in the discussions and supervision of the capital policy, medium- to long-term management strategy, and the governance approach.

Please refer to our website for an overview of questions and answers from the small meeting.
https://www.mufg.jp/english/ir/presentation/2025/index.html



Small meeting held in March 2026

Overseas Board meeting

MUFG held its first overseas Board meeting in August 2025 at Bank of Ayudhya (KS) in Bangkok, Thailand. Enhancing APAC business and platform resilience is a key strategy under the current MTBP, and refreshing the Board's understanding is crucial. The Group Head of Global Commercial Banking provided an update on our APAC operations, followed by a session with KS management to discuss their strategies and challenges. This robust, face-to-face exchange of opinions allowed the Board to gain a deeper understanding of the APAC business and enhanced the effectiveness of its deliberations.



Board meeting at Bank of Ayudhya

Corporate Governance

Basic Policy

We have positioned properly developing and operating our corporate governance as one of the most important issues. MUFG has built a stable and effective corporate governance structure with an emphasis on external oversight. The holding company adopted the "company with three committees" structure to secure separation between supervision and execution, thereby strengthening the oversight function of its Board of Directors. Through these measures, we endeavor to develop a more effective and efficient governance system that will enable us to gain the understanding of stakeholders.

Board of Directors

The Board of Directors decides key management policies and is responsible for management oversight. Decisions other than matters stipulated by laws and regulations shall, in principle, be delegated to corporate executives.

MUFG's Board of Directors consists of 15 directors equipped with diverse knowledge and expertise. The composition of the outside directors is focused on diversity in terms of nationality, gender, and other attributes[*1].

*1 Agreeing with the "Challenge Initiatives for 30% of Executives to be Women by 2030" led by the Nippon Keidanren, MUFG is proactively promoting inclusion and diversity initiatives.

Management Structure


General Meeting of Shareholders
Independent Auditors
Mitsubishi UFJ Financial Group, Inc.
Oversight
Statutory Committees
Board of Directors
Non-Executive Directors (10)
Executive Directors (5)
Nominating and Governance Committee
Compensation Committee
Audit Committee
Reporting Evaluation
Internal Directors
Outside Directors
Internal, Non-Executive Directors
Chairperson
Risk Committee
U.S. Risk Committee*2
*2 Established based on the U.S. Prudential Regulation
Execution
Global Advisory Board
Executive Committee
President & Group CEO
Committees, etc.
Accounting Audit
Officers in Charge Business Groups
Officers in Charge Corporate Staff Units
Officers in Charge Corporate Risk Management Units
Audit
Officers in Charge Internal Audit Division
Reporting Instruction
MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd., etc.
* Independent Auditors appointed by each entity
General Meeting of Shareholders
Board of Directors
Audit & Supervisory Committee
Cooperation

Corporate Governance

Independence and Diversity of Directors


10/15
66.6%
Non-Executive Directors
Female directors 3/15
Foreign nationals 2/15
Securing independence and diversity
8/15
53.3%
Independent Outside Directors

MUFG's directors have been selected with a view to ensuring a well-balanced composition and include individuals boasting in-depth knowledge of its business operations, as well as specialists in finance, financial accounting, risk management, legal compliance, and other diverse areas of strength. In addition, MUFG has secured human resources with experience in "global" fields, "IT/digital," and "sustainability," all of which are deemed to be matters of growing importance for its business operations.

The Board of Directors identified themes requiring particular priority and follow-up monitoring from among issues specified via mapping that encompassed all agenda items to be handled by the Board of Directors. At the same time, the Board operated effectively and efficiently by continuing a PDCA cycle according to the annual schedule.

FY2025 marked the second year of the Medium-Term Business Plan, which is positioned as the period for pursuing growth. We confirmed the status of the growth strategy via the progress of the MTBP and various reports from the Head of Business Groups, monitored the progress of resolution of social issues and execution toward and acceleration of corporate transformation, and engaged in numerous important discussions, including the reduction of equity holdings that contribute to management conscious of capital costs and stock prices. Individual incidents at subsidiaries were confirmed in depth by the holding company, including analysis of the causes and the status of implementation of improvement measures. Furthermore, we held multiple dedicated sessions on growth strategies, including inorganic investments, and engaged in effective discussions to improve corporate value.

For details, see "Annual Securities Report" Pages 139-141 "Board of Directors and Directors" (Japanese only)

FY2025 Initiatives Undertaken by the Board of Directors

(Number of meetings: 9, Attendance ratio (all directors): 98%
Attendance ratio (outside directors): 97%)

Agenda Items Discussed by the Board of Directors

Key Strategies under the Medium-Term Business Plan (MTBP)

- Progress of the MTBP, formulation of FY2026 annual business plan
- Growth strategies for achieving target ROE under the MTBP
- Sustainability priority issues initiatives
- Progress in corporate cultural reforms
- AI and Digital Transformation strategy
- Asia business
- Mass retail strategy, asset management business
- Partnership with Morgan Stanley, etc.

Financial

- Performance targets and capital strategy
- Management conscious of capital costs and stock prices

Governance

- Reports from CRO, CCO, and other C-Suite
- Reports from the Nominating and Governance Committee, Compensation Committee, Audit Committee, and the Risk Committee
- Status of the response to administrative actions, etc.
- Status of compliance-related initiatives, including the Code of Conduct
- Measures to reduce equity holdings
- Evaluation of the Board of Directors' effectiveness

Length of Board of Directors Meetings


(Hours)
Presentations on agenda items
Deliberation
40
30
20
10
0
49%
51%
55%
45%
61%
39%
55%
45%
53%
47%
50%
50%
2020
2021
2022
2023
2024
2025 (FY)

	2020	2021	2022	2023	2024	2025 (FY)
Number of meetings	10	10	10	9	13	9
Length of meetings	25:41	31:23	25:57	24:36	27:40	19:53

Support to Improve the Effectiveness of the Board Deliberations

To improve the effectiveness of the Board deliberations, we provide timely and appropriate training opportunities to the directors, in addition to the reports by Group Heads at the Educational Sessions. The following are some examples.

In response to outside directors' comments during the FY2024 Board evaluation, which expressed a wish to reaffirm the roles and responsibilities of the Board of Directors for both the holding company and its subsidiaries, we organized events in November 2025. These included lectures by Haruka Matsuyama, a former outside director of MUFG, on group governance approach and by Shigeru Uchigasaki, CEO of Human Resources Governance Leaders Co., Ltd., on developing corporate governance of "earning power" and a resilient Board of Directors. These sessions fostered active exchanges of opinions aimed at enhancing the Board's effectiveness.

MUFG conducts business by integrating the resolution of environmental and social issues into our business strategy. In December 2025, we invited an external lecturer from McKinsey & Company to deliver a lecture on the theme of "Business environment regarding carbon neutrality," focusing on the latest trends in climate change and investment opportunities for financial institutions, to deepen the discussion on sustainability.

Furthermore, as MUFG promotes Group-wide AI utilization and implementation, Ren Ito, COO of Sakana AI K.K., was invited in February 2026 for a lecture on AI development trends and key points for further AI implementation. Directors deepened their understanding of the potential and limitations of AI technologies and exchanged opinions on the possibilities of AI adoption from a broad perspective.

Corporate Governance

Evaluation Framework of the Board of Directors' Operations

Every year since 2013, MUFG has retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys and interviews with all of the Directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each Director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board.

The FY2025 evaluation confirmed that a high level of Board effectiveness was consistently maintained as a result of continued initiatives to improve its operations and frameworks, which were issues that had been identified in FY2024.

In addition to discussing the key strategies under the Medium-Term Business Plan and other important agenda items, the Board created multiple opportunities to deliberate on the growth strategies, including inorganic investment, engaging in effective deliberations to achieve the medium- to long-term ROE target.

We achieved improvement of the quality of the Board of Directors' discussions by continuing to effectively use the Executive Sessions limited to the Chairman, CEO, and Outside Directors and pre-briefing sessions. We also engaged in activities to support the Directors' deeper understanding and effective deliberations, by holding study sessions for Directors, inviting external lecturers on AI, climate change, and governance, in addition to conducting an overseas board meeting and on-site visits to offices.

MUFG has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the FY2026, will continue to work on improvements to further enhance the functions of the Board.

FY2024 evaluation		FY2025 initiatives	FY2025 evaluation	
Evaluation	Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured			
Issues	Continuous improvement for further enhancement of the Board functions (operations including agenda setting, systems, etc.)	● Discussed important agenda items focused on key strategies under the Medium-Term Business Plan. In addition, held multiple discussions on growth strategies including inorganic investments, outside of Board meeting settings ● Continued executive sessions limited to the chairman of the Board, CEO and Outside Directors ● Conducted an overseas board meeting and on-site visits to offices to promote the Directors' deeper understanding of overseas businesses ● Continued operations improvement through enhanced materials and use of pre-briefing sessions, etc.	Evaluation	● Confirmed that the Board continued to sufficiently function effectively for FY2025 as a result of years of commitment to improve effectiveness ● As a result of initiatives to address the issues identified in FY2024, the quality of discussions improved, and monitoring of important agenda items including inorganic investments functioned effectively ● Directors gained deeper understanding of overseas businesses through overseas Board meeting, etc., leading to robust discussions that contributed to improving effectiveness of the Board of Directors
			Issues	● Continuous improvement for further enhancement of the Board functions (operations including agenda setting systems, etc.)

Evaluation Process of the Board of Directors' Operations

1. Survey response by all directors
2. Interview by a third party
3. Receipt of the result of third party evaluation
4. Prepare MUFG's evaluation and policy based on the result of third party evaluation
5. Reporting and deliberation at the Nominating and Governance Committee and the Board of Directors

Key survey items

- **Purpose of the Board of Directors**
  - Whether the discussions and resolutions contribute to corporate value enhancement, etc.
- **Composition/expertise**
  - Number of directors, sufficiency of expertise and experience
- **Agendas/discussion**
  - Appropriateness of agenda selection, etc.
- **Promotion of transformation**
  - Response to effectiveness enhancement measures based on issues identified in FY2025
- **Self-evaluation by the directors, etc.**

Corporate Governance

Election Policy for Directors

For the election of directors, the Nominating and Governance Committee sets forth director election standards focused on the following and nominates persons who meet such standards as director candidates.

Qualities of Directors as Entrusted Managers	Have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value over the medium- to long-term.
Qualities of Independent Outside Directors	Have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting, and law, and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of MUFG.
Capabilities of Executive Directors	Executive directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG Group.

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1	Supervise executives' duties from an independent and objective standpoint
2	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3	Provide advice and other assistance to top management executives based on their experience and expertise
4	Contribute to the sustainable growth and the increase of corporate value over the medium- to long-term
5	Make timely and appropriate decisions on investment and other management matters based on the reasonable collection of information.
6	Thoroughly review reports and proposals from management and request explanations or express opinions as necessary for discussion

List of Directors (as of June 30, 2026)

	Name	Roles*1	Independent outside directors	Knowledge, expertise and experience						
				Corporate management	Finance	Finance & Accounting	Legal affairs	Global	IT/digital	Sustain-ability
1	Satoko Kuwabara	Nominating, Compensation*	●				●	●		●
2	Mari Elka Pangestu	Risk	●		●			●		●
3	Hiroshi Shimizu	Audit, Risk*	●	●	●				●	●
4	David Sneider	Audit, Risk	●				●	●		
5	Miyuki Suzuki	Nominating, Compensation	●	●				●	●	●
6	Koichi Tsuji	Audit*	●			●		●		
7	Teruhisa Ueda	Nominating, Compensation	●	●				●	●	●
8	Kenichiro Yoshida	Nominating*, Compensation	●	●		●		●	●	●
9	Takayuki Yasuda	Audit		Internal directors have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG Group				●		
10	Norio Kanie	Audit						●		
11	Hironori Kamezawa							●	●	●
12	Junichi Hanzawa	Nominating, Compensation								●
13	Hiroshi Kubota							●		●
14	Masakazu Osawa							●	●	●
15	Hiroyuki Seki							●		●

*1 Nominating: Nominating and Governance Committee, Compensation: Compensation Committee, Audit: Audit Committee, Risk: Risk Committee, *: Chairperson

Corporate Governance

● Type and Number of MUFG Shares Owned as of March 31, 2026 (Dilutive Shares: The number of corresponding vested points in the stock compensation system using a trust structure.)
■ Attendance at Board of Directors Meetings (FY2025)

Outside Directors

For career summary of outside directors, please see the website. https://www.mufg.jp/english/profile/overview/management/index.html



Satoko Kuwabara

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Five years
● Ordinary Shares: 0 ■ 9/9
Partner, Gaien Partners



Mari Elka Pangestu

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Two years
● Ordinary Shares: 0 ■ 7/9
Former Managing Director, Development Policy & Partnership, THE WORLD BANK



Hiroshi Shimizu

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Two years
● Ordinary Shares: 0 ■ 9/9
Chairman, Nippon Life Insurance Company



David Sneider

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Three years
● Ordinary Shares: 0 ■ 9/9
Attorney at law



Miyuki Suzuki

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: One year
● Ordinary Shares: 100 ■ 8/8[*1]
Former President Asia-Pacific, Japan and China, Cisco Systems



Koichi Tsuji

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Five years
● Ordinary Shares: 0 ■ 9/9
Certified Public Accountant



Teruhisa Ueda

Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: One year
● Ordinary Shares: 0 ■ 8/8[*1]
Representative Director, Chairman of the Board, SHIMADZU CORPORATION



Kenichiro Yoshida (New)

Member of the Board of Directors
(Lead Independent Outside Director)

Tenure as an Outside Director: –
● Ordinary Shares: 50,000 ■ –/–
Executive Chairman of Sony Group Corporation

Directors



Takayuki Yasuda

Member of the Board of Directors
Audit Committee Member
Tenure as a Director: One year
● Ordinary Shares: 130,200
Dilutive Shares: 28,719
■ 8/8[*1]



Norio Kanie (New)

Member of the Board of Directors
Audit Committee Member
Tenure as a Director: –
● Ordinary Shares: 35,300
Dilutive Shares: 27,812
■ –/–



Hironori Kamezawa

Member of the Board of Directors
Chairman (Corporate Executive)
Tenure as a Director: Seven years
● Ordinary Shares: 247,339
Dilutive Shares: 437,429
■ 9/9
Director of Morgan Stanley



Junichi Hanzawa

Member of the Board of Directors
President & Group CEO (Representative Corporate Executive)
Tenure as a Director: Five years
● Ordinary Shares: 236,500
Dilutive Shares: 245,092
■ 9/9
Director of MUFG Bank, Ltd.



Hiroshi Kubota

Member of the Board of Directors
Tenure as a Director: One year
● Ordinary Shares: 53,364
Dilutive Shares: 131,840
■ 8/8[*1]
President & CEO, Mitsubishi UFJ Trust and Banking Corporation



Masakazu Osawa (New)

Member of the Board of Directors
Tenure as a Director: –
● Ordinary Shares: 15,200
Dilutive Shares: 17,023
■ –/–
President & CEO, MUFG Bank, Ltd.



Hiroyuki Seki (New)

Member of the Board of Directors
Tenure as a Director: –
● Ordinary Shares: 54,450
Dilutive Shares: 176,257
■ –/–
President & CEO of Mitsubishi UFJ Securities Holdings Co., Ltd.
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

*1 Attendance rate for Board of Directors meetings held since assuming office in June 2025.

Corporate Governance —— Message from the Chairperson and Committee Overview

Reference: Overview of each committee
https://www.mufg.jp/english/profile/governance/committees/index.html

Nominating and Governance Committee



Kenichiro Yoshida
Lead Independent Outside Director
Nominating and Governance Committee Chairperson

Optimal nomination creates MUFG's future

Appointed as an Outside Director in FY2026, I succeeded Mr. Nomoto, the former Lead Independent Outside Director, as Chair of the Nominating and Governance Committee. I regard the Committee as a key decision-making body, centered on the nomination of top management and responsible for maintaining an appropriate balance between oversight and execution. While MUFG refreshed its top leadership in FY2026, succession planning remains an ongoing process, not a one-time event. The Committee will operate transparently and with discipline to adapt to changes in the business environment and strategies, integrating the development and assessment of future leaders with growth opportunities. By doing so, we aim to strengthen governance, support sustainable growth, and enhance corporate value over the medium- to long-term.

Composition of the Committee	Committee meetings	Main Agenda Items
Outside directors: 4 Internal director: 1	Meetings held: 14 Attendance of all members: 100% Attendance of outside directors: 100%	• Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates • Matters related to candidates for major management positions in the holding company and major subsidiaries • Corporate governance policies and frameworks • Annual evaluation of the Board of Directors and Committees under the Board of Directors, etc.

The Roles of the Nominating and Governance Committee and FY2025 Activities

The Committee maintains independence through external perspectives, determines the composition of directors to be presented at the General Meetings of Shareholders, and discusses key matters related to candidates for major management positions and other related issues within the holding company or major subsidiaries. It then offers recommendations to the Board.

In FY2025, the succession plan for top management was enacted for the holding company and key subsidiaries. Amid rapid change, we appointed new leaders to rejuvenate top management, maximize the organization's energy under strong guidance, drive transformation, and take on the challenges necessary for MUFG's next stage of growth.

CEO Selection Process

Establish the missions and requirements for the next top management and conduct a multi-faceted evaluation

▼

Candidate interview and discussion by the Nomination and Governance Committee

▼

Submit to the Board of Directors

Compensation Committee



Satoko Kuwabara
Outside director
Compensation Committee Chairperson

Compensation governance boosts corporate value

MUFG has positioned the current three-year period (FY2024-FY2026) under the MTBP as the "three years to pursue and produce growth," with "expand and refine growth strategies," "drive social and environmental progress," and "accelerate transformation and innovation" as the three pillars.

The Compensation Committee's primary role is to enhance MUFG's corporate value from the viewpoint of multiple stakeholders. This is achieved by supporting senior management's efforts to lead the team toward the strategies and goals outlined in the MTBP, offering appropriate compensation incentives. In FY2026, we will integrate management's aspirations and commitments to develop a compensation system in readiness for the next MTBP.

Composition of the Committee	Committee meetings	Main Agenda Items
Outside directors: 4 Internal director: 1	Meetings held: 7 Attendance of all members: 97% Attendance of outside directors: 96%	• Compensation market status • Verification and review of policies for the determination of compensation • Compensation systems for officers at the holding company and major subsidiaries • Individual compensation for Directors and Corporate Executives • Evaluation of bonuses for the President and CEO, etc., and setting of targets

The Roles of the Compensation Committee and FY2025 Activities

The Committee deliberates and sets (1) policies for compensation, (2) compensation systems, and (3) evaluation of individual compensation and bonuses, etc., for officers at the holding company and major subsidiaries. Its goal is to ensure that executive compensation motivates officers to improve financial results over the medium- to long-term and provides appropriate incentives. Additionally, the Committee reports to and makes recommendations to the Board.

In FY2025, the committee discussed the status of the executive compensation market, a partial revision of the executive compensation system, the determination of individual compensation and evaluation of bonuses, and the FY2026 schedule, including the next MTBP.

Compensation Governance

Compensation Committee (4 outside, 1 internal)

(1) Policies for the determination of executive compensation

(2) Executive compensation system (including position-based compensation table)

(3)-1 Individual compensation (annual base salary, bonuses, stock compensation)
(3)-2 Individual bonus evaluation

▲

[Internal/external environment]
Economic/social affairs, compensation market, domestic/international regulations, MUFG performance/financials, etc.

Corporate Governance — Message from the Chairperson and Committee Overview

Audit Committee



Koichi Tsuji
Outside director
Audit Committee Chairperson

Provide independent and objective oversight of the Group and global management

As MUFG broadens its global operations and more opportunities arise, the required standards for corporate governance are becoming more stringent. The Audit Committee oversees and supervises the Group-wide business activities, primarily focusing on (1) financial reporting, (2) risk management and internal controls, (3) compliance, (4) internal audits, and (5) external audits, as outlined in the Audit Committee Charter. We will maintain our supervisory role suitable for a global financial group through effective audit activities.

Composition of the Committee
Outside directors: 3
Internal directors: 2

Committee meetings
Meetings held: 17
Attendance of all members: 100%
Attendance of outside directors: 100%

Main Agenda Items
- Financial reporting related matters (financial results and disclosure, significant accounting estimates, etc.)
- Cybersecurity, Group and global internal control, and sustainability responses
- Compliance risk events
- Group and global internal audits
- Reports from the independent auditors (key audit matters, etc.)

Audit Committee Structure and FY2025 Activities

The Committee is composed of five members (three outside directors and two internal directors), with an outside director serving as Chairperson. The members possess the expertise and experience necessary to fulfill the Committee's duties and responsibilities. The committee members who are internal directors attend MUFG's Executive Committee, Disclosure Committee, and other important meetings, and report the matters to the Audit Committee.

The Audit Committee formulates audit policy and audit plan, then carries out audit activities. In FY2025, it held 17 meetings, which included Q&A sessions with relevant officers, employees, and independent auditors. The Committee also received regular reports from the Group CAO on internal audit status. To further enhance audit activities, it continued to conduct various efforts: holding regular meetings with the President & Group CEO, Presidents & CEOs of major subsidiaries, and the audit and supervisory committees and the corporate auditors of subsidiaries; regular meeting with the internal audit division and independent auditors; conducting audits at overseas operational bases; and providing reports and recommendations to the Board of Directors. Additionally, the Committee promoted initiatives, such as joint training sessions within the Group, to strengthen audit activities.

Risk Committee



Hiroshi Shimizu
Outside director
Risk Committee Chairperson

Contributing to sustainable growth by enhancing risk governance

The Risk Committee consistently reviews major risk areas, emphasizing a comprehensive understanding of risks stemming from the Group's global operations and the effectiveness of our risk management framework. Amid evolving geopolitical, political, and economic affairs, and cyberthreats, uncertainties are growing. Aligning management strategies and deploying suitable measures to address these complex risks is essential. The Committee will carry out a multifaceted review of the risk management framework and practices and contribute to enhancing governance to ensure soundness and support sustainable growth.

Composition of the Committee
Outside directors: 3
Internal corporate executive: 1

Committee meetings
Meetings held: 4
Attendance of all members: 93%
Attendance of outside directors: 91%

Main Agenda Items
- Responses to trade policies
- Responses to climate change
- Responses to cybersecurity
- Response to large-scale system failures
- Strengthening third-party risk management

The Roles of the Risk Committee and FY2025 Activities

The Risk Committee under the Board of Directors comprises outside directors and internal corporate executive. The committee deliberates on various risk-management matters, reports to the Board of Directors, and submits recommendations. Based on the committee's deliberations, the Board decides on management and operational policies related to various risks. To support the Board's functions, the committee discusses risks from expert and multifaceted perspectives.

In FY2025, the committee discussed the appropriateness of the risk management framework in light of various changes in the internal and external environment, as well as key risks such as trade policies and cybersecurity, and made necessary reports and recommendations to the Board.

Reference: Risk Management
https://www.mufg.jp/english/csr/governance/riskmanagement/index.html

Risk Management System


Holding Company
(Mitsubishi UFJ Financial Group, Inc.)
Risk Committee
Board of Directors
U.S. Risk Committee
Risk Management Committee (including crisis management)
Executive Committee
Credit & Investment Management Committee
Risk management divisions
Credit Committee

Corporate Governance

Global Advisory Board

MUFG has established the Global Advisory Board to function as an advisory body to the Executive Committee, which holds regular meetings. The Global Advisory Board comprises members from the Americas, Europe, Asia, and Japan who are external experts in areas such as corporate management, financial regulation, and government policy. They provide advice and recommendations on group-wide management, global governance, business strategy, and other management issues from an independent standpoint.

Fiscal 2025 Activities

For fiscal 2025, MUFG held its annual meeting in January. The event, taking the form of an in-person & online hybrid meeting, was attended by the Global Advisory Board members and MUFG directors / senior management. Main topics of discussion were geopolitics, generative AI and digital assets, which are key themes for financial institutions, and various opinions were exchanged on the roles and measures to be taken by MUFG in the changing environment.

In the geopolitics session, discussions focused on the roles of Japan and MUFG amid a changing international order. In the generative AI session, discussions were held on the opportunities and risks posed by rapid technological advances and global regulatory trends. In addition, insights were gained on talent development and organizational design. In the digital assets session, discussions were held on trends and regulations regarding stablecoins and tokenized deposits, and their impact on financial institutions.

As the environment surrounding MUFG is changing significantly, MUFG will continue to operate the Global Advisory Board in a flexible and effective manner to quickly respond to the changes.

Reference: Global Advisory Board
https://www.mufg.jp/english/profile/overview/advisory_board/index.html

Europe



Mr. John M. Flint CBE

Former Chief Executive, National Wealth Fund
Former Group Chief Executive, HSBC



Mr. Olivier Guersent

Former Director-General of the Directorate-General for Competition European Commission

Asia



Mr. George Yeo

Former Singaporean Minister for Foreign Affairs



Mr. Andrew Tung

Managing Partner, QBN Capital
Former Chief Executive Officer, Orient Overseas Container Lines

Japan



Mr. Masamichi Kono

Former Deputy Secretary General of OECD
Former Vice Minister for International Affairs, Financial Services Agency, Japan



Mr. Tatsuo Yasunaga

Chair of the Board of Directors, MITSUI & CO., LTD.

Americas



Professor Merit E. Janow

Dean Emerita, School of International and Public Affairs, Columbia University
Former Member of Appellate Body, World Trade Organization



Mr. William Coen

Former Chairman, IFRS Foundation's Advisory Council
Former Secretary General of the Basel Committee on Banking Supervision



Ms. Virginia M. Rometty

Former Chairman, President and Chief Executive Officer, IBM

Management in the AI era/Virginia M. Rometty

I have participated in the Annual Meeting five times, engaging in candid discussions on issues critical to MUFG's long-term strategy, including AI and geopolitics. Drawing on my experience leading a global technology company, as well as my network across the United States and other major markets, I have shared perspectives on how financial institutions can compete in an era where AI is reshaping industries at unprecedented speed.

One message has been consistent throughout our dialogue: AI is not simply an IT initiative. It is an enterprise-wide shift that requires rewiring workflows, redefining competitive advantage, and investing in new skills such as judgment and cross-functional problem-solving. As AI increasingly takes on junior-level tasks, organizations must be deliberate in how they cultivate talent. We must not become "servants" to AI. Rather, we must decide what capabilities remain distinctly human and ensure those strengths continue to develop.

I am impressed by MUFG's long-term perspective and its openness to rigorous discussion. Each meeting is intellectually stimulating, and I value the opportunity to contribute to these forward-looking conversations.

Corporate Governance

Executive Compensation System

Executive compensation has been designed to encourage efforts by Officers and others to fulfill MUFG's Purpose and the management policy, strengthen business resilience and competitiveness, enable sustainable growth and the medium-to long-term enhancement of the corporate value of the MUFG Group as well as further enhance sustainability management, and raise the motivation of Officers to contribute to the short-term and also the medium- to long-term improvement of financial results, while preventing excessive risk-taking as a financial business, thereby providing an appropriate incentive for each Officer in line with his or her role and responsibility.

Composition of Compensation

In principle, compensation is comprised of three types: "annual base salary (fixed)," "performance-based stock compensation" (based on share price and medium/long-term business performance) and "cash bonuses" (based on short-term business performance).

The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of Officers, etc. As for the proportion of each compensation type in the President & CEO's compensation, the three compensation types are balanced with each other at the following ratio: "annual base salary: performance-based stock compensation: cash bonuses= 1:1:1". (Case in which the standard amount is paid with respect to performance-based stock compensation and cash bonuses).

The composition of compensation for Officers by position is determined in accordance with the following rules: The President & CEO's compensation has the highest percentage of performance-based portion (meaning performance-based stock compensation + cash bonuses in this context) (approximately 67%) and the percentage decreases gradually from there based on position in the order of the chairman, deputy chairman and deputy president (approximately 60%), senior managing corporate executive (approximately 57.5%), managing corporate executive (approximately 55%), and non-senior Officers (approximately 50%)

Overview of the Executive Compensation System

Type of compensation	Linkage with performance	Performance-based range	Standards for payment	Weight	Time of payment	Payment method
Annual base salary	Fixed	—	• Paid based on positions, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.		Monthly	Cash
Stock compensation	Non-performance-based	—	Base amount by position		At the time of retirement of executives	50% in shares 50% in cash
	Medium- to long-term performance-based	0-150%	Base amount by position × Performance factor (MTBP achievement evaluation)	<55%>	At the end of the MTBP	
			Target attainment rate of indices below in MTBP (1) Consolidated ROE ❶ (2) Consolidated expense ratio ❶ (3) ESG assessment ❷ • Reduction of GHG emissions from own company • MUFG Employee survey score • Ratio of women in management • Ratings granted by ESG rating agencies (4) TSR ❸	30% 10% 10% (2.5% each) 5%		
			Performance factor (competitor comparison evaluation)	<45%>		
			Comparison of year-on-year growth rate of indices below with competitors ❹ (1) Consolidated net operating profits (2) Profits attributable to owners of parent	25% 20%		
Cash bonuses	Short-term performance-based	0-150%	Base amount by position × Performance factor (quantitative evaluation factor applied to the Group CEO)	<60%>	Annually	Cash
			Rate of year-on-year change and target attainment rate of indices below (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense ratio	20% 10% 20% 10%		
			Status of individual execution of duties (qualitative evaluation factor applied to Group CEO) • Expand & refine growth strategies • Drive social & environmental progress • Accelerate transformation & innovation • Optimize resource & portfolio management • Enhance stakeholder value, etc.	<40%>		

*❶-❹ will be explained in the next page

Subject to malus (confiscation) and clawback (restitution claim)

Proportion of compensation by position


0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
President & CEO 33.3% 33.3% 33.3%
Chairman, Deputy Chairman, Deputy President 40% 30% 30%
Senior Managing Corporate Executive 42.5% 28.8% 28.8%
Managing Corporate Executive 45% 27.5% 27.5%
Corporate Executives, Executive Officers 50% 25% 25%
Non-Executive Directors, Outside Directors 100%
Annual base salary
Stock compensation
Cash bonuses
Performance-based compensation

Corporate Governance

❶ To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-xà-vis target levels stipulated in the Medium-Term Business Plan (MTBP) regarding consolidated ROE and consolidated expense ratio is determined on an absolute evaluation basis.

❷ MUFG has set 50% reduction of Group/Global GHG emissions from own operations vs FY2020; improvement of the employee survey scores vs FY2023 (73 points); and raising of the ratio of women in management to 27.0% (FY2023: 22.0%) in FY2026 as unique ESG self-assessment metrics, to support the further enhancement of sustainability management. Additionally, to assess the extensive initiatives toward ESG of MUFG from an objective standpoint, a relative evaluation is carried out on the degree of improvement (3-year) of third-party assessments by the five major ESG rating agencies (MSCI, FTSE, Sustainalytics, S&P DJ and CDP).

❸ For medium- to long-term enhancement in corporate value and sharing interests with our shareholders, MUFG will conduct relative (3-year) TSR assessments compared to TOPIX (including dividends) and our major competitors.

❹ Relative comparisons with competitors are made with Mizuho Financial Group and Sumitomo Mitsui Financial Group.

Image of Performance-Based Compensation (e.g., consolidated ROE/consolidated expense ratio)

Performance factor


Limit: 150%
100%
50%
0%
MTBP targets

Compensation for Directors and Corporate Executives

(Millions of yen)

Classification	Number of recipients	Total compensation, etc.	Total amount of compensation, etc. by compensation types			
			Annual base salary	Cash bonuses	Stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	7	969	406	259	75	228
Corporate executives	18	2,535	1,093	676	366	398
Outside directors	11	254	254	—	—	—

(Notes) 1. The figures represent the total amount of compensations, etc. paid by the holding company and subsidiaries, etc.
2. The compensation, etc. paid to corporate executives who concurrently serve as Members of the Board of Directors is described in the column of corporate executives.
3. The Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during the fiscal year.

Targets for Indices Set under the Performance-Based Stock Compensation and the Ratio of Their Achievement

Type of evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio					
				FY2024		FY2025		FY2026	
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation
Comparison with competitors	Consolidated net operating profits	25%	Determined based on comparisons with competitors	60%	77%	140%	122%	—	—
	Profits attributable to owners of parent	20%		100%		100%		—	
Target attainment rate of indices in MTBP	Consolidated ROE (based on MUFG's standard)	30%	FY2026 MTBP targets	—					
	Consolidated expense ratio	10%		—					
	ESG assessment	10%	Absolute and relative assessment on the degree of improvement (3-year)	—					
	TSR	5%	Relative assessments compared to TOPIX/ competitors.	—					

Performance Evaluation Conducted to Determine Cash Bonuses (Group CEO)

Performance indices	Weight	FY2023 bonuses		FY2024 bonuses		FY2025 bonuses	
		FY2022 achievement	Payment ratio	FY2023 achievement	Payment ratio	FY2024 achievement	Payment ratio
Total evaluation	100%	102.3%	112.5%	104.3%	112.5%	96.1%	100.0%
Quantitative evaluation (combination of four indices, including consolidated ROE)	60%	113.8%	—	113.8%	—	100.1%	—
Qualitative evaluation	40%	100.0%	—	90.0%	—	90.0%	—

(Notes) 1. Each quantitative evaluation indicator is determined by placing equal weight on the year-on-year increase (decrease) and the ratio of accomplishments vis-à-vis targets.
2. Qualitative evaluation is determined using an eight-grade rating system, while comprehensive evaluation (the combination of quantitative and qualitative evaluation) is determined using a nine-grade rating system.
3. All evaluation results are determined solely by independent outside directors in the Compensation Committee.

Corporate Governance

Equity Holdings Policy

Basic Policy and Examination of Significance and Economic Rationale of Equity Holdings

MUFG and the Group Banks[*1] have adopted, in view of shareholding risk, capital efficiency, and international financial regulations, a basic policy of reducing the amount of shares held for the purpose of strategic investment, following sufficient consultation with the relevant corporate business clients.

Equity holdings will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. If such significance or economic rationale cannot be confirmed, we shall proceed with reducing those equity holdings after securing an understanding of the relevant clients. Even where there is sufficient significance and economic rationale, we will continue the negotiations for reduction in accordance with our basic policy of reducing equity holdings, taking into account, among other things, the market environment and our business and financial strategy.

Economic rationale is examined based on overall business RORA[*2] target value, which is set based on MUFG's capital costs. The results of the March 31, 2025 examinations show that the overall business RORA of all of the examinations targets was approximately 1.7 times of the target value. 83% of the business partners exceeded the target value on company number basis, the sum total of these equity holdings accounts for 93% on book value basis and 88% on market value basis.

Process of examination of significance and economic rationale of shareholdings



Confirmation of Status of Acquisition of Agreement for Divestment
Hasn't reached agreement for selling all shares
Has reached agreement for selling all shares
Examination of Significance of Holding
○Signifi-cant
×Insignifi-cant
Examination of Significance of Holding
○Suffici-ent
×Insuffici-ent
Negotiate for Sale
(In principle) Sell

Efforts to reduce Equity Holdings

We aim to reduce equity holdings worth ¥700 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis) during the three years from FY2024 to FY2026. In FY2025, we sold ¥166 billion of equity holdings. In addition, the ratio of the balance of equity holdings to consolidated net assets on a market value basis declined to 18.0%, falling below 20%. We will continue our efforts to reduce equity holdings worth ¥700 billion and to maintain the ratio at less than 20%.

Standards with Respect to the Exercise of Voting Rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

1. Will it increase the mid- to long-term corporate value and lead to continuous growth, including sustainability elements of the relevant corporate business client?
2. Will it increase the mid- to long-term economic profits of MUFG and the Group Banks?

Significant agenda[*7] will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important equity holdings will be reported to MUFG's Board of Directors.



(¥tn)
Sold amount in three years ¥539bn
Target ¥700bn
1.86
1.34
1.08
0.92
32.9%
28.3%
20.1%
18.0%
Less than 20%*6 (Final year in the MTBP)
End Mar. 21
End Mar. 24
End Mar. 25
End Mar. 26
End Mar. 27
Domestic equity (Acquisition price)*3
(Domestic listed equily securities*4+Deemed holdings*5) / Consolidated net assets

Sold amount (Cumulative total in the MTBP)	¥441bn
Agreed amount	¥155bn
Reduction amount of deemed holdings (cumulative total in the MTBP)	¥434bn

*1 "Group Banks" refers to our consolidated subsidiaries, MUFG Bank Ltd. and Mitsubishi UFJ Trust and Banking Corporation
*2 Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the IRB approach in compliance with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values
*3 Acquisition price of domestic equity securities in the category of "other securities" with market value (consolidated)
*4 Market price of domestic equity securities in the category of "other securities" with market value (consolidated)
*5 The balance of "Deemed holdings" stated in the Annual Securities Report
*6 The figures after the end of March 2026 are illustrative
*7 For details, see: Corporate Governance Report, p1, "Strategic shareholdings policy"

Cybersecurity

Basic Policy

It is MUFG's social responsibility to safeguard its customers' valuable assets and ensure the secure and stable operation of financial services. MUFG positions IT risks associated with cyberattacks and other threats as one of its Top Risks and has issued the Cyber Security Management Declaration to strengthen management-led cybersecurity.

Cyber Security Management Structure

MUFG has established cybersecurity standards based on internationally recognized guidelines and develops strategies and governance frameworks while implementing initiatives to strengthen cybersecurity.

In FY2025, MUFG launched a new cybersecurity program and centralized key strategic functions within the holding company under the leadership of the Group CISO. MUFG also established a Group-wide governance framework for the holding company and Group companies, including reporting lines from Group companies, to strengthen cybersecurity governance.

Security Measures in Response to Increased Cyber Threats

MUFG has established a dedicated threat intelligence team to centrally manage related activities across the Group, such as assessing the impact of vulnerabilities and cyberattacks and implementing remediation measures.

With advances in new technologies such as frontier AI and rising geopolitical risks, cyberattacks are increasing in both frequency and sophistication. In response, MUFG has launched a program on a Group-wide and global basis and is reviewing and enhancing its cybersecurity measures and governance framework in collaboration with a broad range of public- and private-sector stakeholders. MUFG also continues to strengthen threat monitoring and response capabilities and conducts regular cyber incident exercises to enhance preparedness for evolving threats.

New technologies also have significant potential to drive business growth and innovation. To enable their safe and secure use, MUFG has established procedures, conducts risk assessments, and implements multi-layered security measures. By proactively leveraging new technologies, MUFG aims to balance security with innovation.

Developing Cybersecurity Professionals

To keep pace with new technologies and increasingly sophisticated cyberattacks, MUFG develops specialist expertise through a training program combining internal and external training and exercises.

Through these initiatives, MUFG's cybersecurity professionals were recognized for their contributions across various areas of expertise, and MUFG received the FY2024 Financial ISAC Award from Financial ISAC Japan[*1] in May 2025.

*1 A collaborative framework involving more than 400 financial institutions in Japan working together to protect Japan's financial infrastructure from cyberthreats.

Enhancing Collaboration with Morgan Stanley

MUFG and Morgan Stanley share insights on emerging cyber threats and cybersecurity practices through regular meetings and exchanges between their CISOs.

At the operational level, MUFG also holds focused discussions and workshops on specific cybersecurity topics. By strengthening collaboration with Morgan Stanley at both CISO and operational levels, MUFG continues to enhance its cybersecurity posture.

Cybersecurity Program

Holding company

Governance Structure
- Established holding company cybersecurity organization
- Centralized management of Group company reporting line to Group CISO

Rules/Risk Assessment
- Started application of rules to Group companies
- External risk assessment at each company

Holding Company Common Services
- Provide services to boost Group-wide cybersecurity risk management

Promote program in collaboration with Group companies under the holding company's policy

Group companies

MUFG Bank | Mitsubishi UFJ Trust and Banking Corporation | Mitsubishi UFJ Morgan Stanley Securities | Mitsubishi UFJ NICOS | ACOM | Mitsubishi UFJ Asset Management



Nin Matsushita
Group CISO

In recent years, cybersecurity threats have intensified rapidly, with Japan experiencing a series of serious incidents. As technologies such as frontier AI advance, cyber risks are expected to grow at an unprecedented pace. In this environment, our mission is to provide safe, secure, and stable services by safeguarding our customers' valuable assets and information from cyberattacks and cybercrime. Recognizing this responsibility, we position cybersecurity as a core management priority.

To address these threats, we have launched a Group-wide cybersecurity program to strengthen governance, technology, and people in an integrated manner and build effective cyber defenses. We will continue to confront ever-evolving threats head-on to fulfill our responsibility to protect society and financial infrastructure.

For details, see: Cyber Security
https://www.mufg.jp/english/csr/governance/riskmanagement/index.html#jump02

Internal Audit

Basic Policy

To enhance the ability to create, preserve, and maintain MUFG Group's value, Internal Audit Division provides independent, risk-focused, and objective assurance and advisory services.

Internal audit results are reported to senior management, and internal audits suggest ways to help audited departments improve or rectify any issues identified. We adopted the "MUFG Internal Audit Activity Charter," which defines our basic policies for internal audits, including the missions to conduct audits that contribute to improving the Group's corporate value and realizing the MUFG Way.

Implementing Effective and Efficient Internal Auditing

To ensure that internal audit processes use available resources with optimal effectiveness and efficiency, the internal audit divisions implement risk-focused internal audits in which the nature and magnitude of the associated risks are considered in determining audit themes and the frequency and depth of internal audit activities. At the same time, any changes in risk status are assessed through the off-site monitoring.

In addition, we are enhancing audit verification capabilities using generative AI and data analysis to provide insights and improve audit quality through audit reviews conducted by the quality assessment/assurance team.

Conducting Group-wide, Cross-Regional Audits

As we strive to deliver solutions to our clients by leveraging our functions across the Group, and to promote business operations on a global basis, we pursue a group-wide, cross-regional approach to enhance the effectiveness and efficiency of internal audit.

In addition to the global resource exchange program, we conduct group-wide, cross-regional integrated audits in areas such as IT, cybersecurity, finance, and global financial crime, where sophisticated specialist expertise is required. Through these efforts, we are striving to align audit perspectives and further enhance audit quality.

For details, see Internal Audit
https://www.mufg.jp/english/profile/governance/audit/index.html

Compliance

Basic Policy

We have established the MUFG Group Code of Conduct as a set of guidelines for how the Group's officers and employees should make decisions and act on a daily basis to realize the MUFG Way. The Code of Conduct expresses our commitment to complying with laws and regulations globally, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society. In addition, as we expand the geographic scope of our business globally, we are committed to keeping abreast of developments in laws and regulations of the jurisdictions in which we operate, including anti-money laundering and anti-bribery rules as well as competition laws, while paying close attention to trends in financial crimes.

Ensuring Thorough Compliance

We engage in ongoing efforts to ensure that each employee embraces proper action principles in accordance with the Code of Conduct. These efforts include providing e-learning for all employees, disseminating messages from management, holding compliance training sessions that discuss case studies of external compliance incidents and calling employee attention to real-life compliance issues, and implementing periodic tests to confirm training results. In these ways, we strive to help employees raise their compliance literacy and awareness. We also assess the level of compliance awareness among our workforce via the annual Group Employee Survey and update the content of the Code of Conduct every year with reference to the results of this survey as well as changes in both internal and external environment. In FY2026, we revised the Code of Conduct to reflect social changes such as the use of cutting-edge technologies including AI, and to promote adoption of the Need-to-Know Principle*1 and Speak Up culture*2. Additionally, we implement workplace communication initiatives and training sessions to encourage employees to take ownership of the Code of Conduct and put it into practice. The effects of these measures were confirmed through the results of the above stated Group awareness survey, and reported to the Board of Directors. Through these ongoing efforts, we strive to ensure thorough compliance.

For details, see Compliance
https://www.mufg.jp/english/profile/governance/compliance/index.html

*1 The basic principle of handling information, providing the right information to the right person in the right way.
*2 Maintaining a healthy awareness of potential issues and speaking up without hesitation

Enhancement of Global Financial Crimes Compliance Framework

MUFG has established the Global Financial Crimes Division (GFCD) to maintain a global framework to prevent, detect, and deter financial crimes effectively across the firm. Headquartered in New York, GFCD is responsible for Anti-Money Laundering, Counter-Terrorist Financing, Sanctions Compliance, and Anti-Bribery and Corruption efforts (collectively referred to as "financial crimes" or "FC"). Since its inception in 2017, GFCD has supported consistent and efficient operations through the creation of shared services functions, investment in its FC experts, and, more recently, the promotion of offshoring. In addition, GFCD is upgrading its FC compliance systems and data warehouse and is adopting generative AI to bolster MUFG's FC compliance program. These enhancements will help the Bank increase operational efficiency and strengthen program effectiveness as well as detect more complex and sophisticated forms of financial crimes.

Further, MUFG, through the Bank, is a member of the Wolfsberg Group*3 and is proud to collaborate with other global financial institutions to develop frameworks and guidance for FC risk management. The membership also enables proactive responses to evolving trends in global regulations and regulatory expectations.

We continue our efforts to enhance FC compliance and promote societal trust and confidence by aligning with the requirements and expectations of international organizations, country-specific regulators, and the Financial Action Task Force (FATF)*4.

For more information: Global Financial Crimes
http://www.mufg.jp/english/csr/governance/financialcrimes/index.html

*3 The Wolfsberg Group is an association of twelve global banks which aims to develop frameworks and guidance for the management of financial crime risks.
*4 FATF: Financial Action Task Force on money laundering. Inter-governmental body that advocates for taking a coordinated international response in AML and counter-terrorist financing

Initiatives for Practicing a Customer-Oriented Approach: Pursuing Customers' Best Interests

Basic Policy

With the aim of ensuring the thorough implementation of a customer-oriented approach, the MUFG Group Code of Conduct addresses the importance of "Customer Focus" in Chapter 1, while the MUFG Basic Policy for Fiduciary Duties is publicized to provide unified guiding principles for the Group. In line with this policy, all Group entities are committed to practicing customer-oriented approach and endeavor to improve their products and services.

For details, see the MUFG Basic Policy for Fiduciary Duties:
https://www.mufg.jp/english/profile/governance/fd/index.html

Operational Structure

MUFG works to strengthen its operational structure for ensuring a customer-oriented approach by, for example, holding periodic Fiduciary Duty Promoting Committee ("FD Promoting Committee") meetings while pushing ahead with sharing best practices such as on the monitoring framework regarding risks and customer suitability for existing products, to promote business operations across the group. The details are regularly reported to the Group Executive Committee.

The FD Promoting Committee invites external experts to serve as advisors in addition to the Executive Committee members, to obtain recommendations and advice reflecting external perspectives. Overall activities concerning customer-oriented approach are also reviewed and evaluated by the Compliance Division and Internal Audit Division, engaging in discussions from multiple perspectives. The Investment Management Strategy Office, an organization at the holding company level, is committed to further enhancing governance by sharing information across the group and providing insights derived from the information gathered to group companies.

Pursuing Customers' Best Interests

The MUFG Group believes that the further improvement of its products and services in order for customers to "save, increase, protect, and inherit" their valuable assets toward the achievement of their own goals leads to realizing customers' best interests, and will therefore always act fairly and with integrity, based on its high ethical standards and expertise.

Main Initiatives in Financial Products Sales

Based on the MUFG Basic Policy for Fiduciary Duties, we declared our five commitments and engage in customer-oriented asset management proposals. In accordance with the MUFG investment management Business Policy (internal guidelines that head-office departments of MUFG Group companies must comply with for instilling customer-oriented approach in operations), we are committed to pursuing our customers best interests by applying the "MUFG Investment Management Advice Chain Model*1" to secure "discipline," "transparency," and "consistency," which are critical to investment management and providing value-added advice and appropriate information under the goals-based approach.

When proposing products, we explain the product features, risks, fees, and market trends in a clearer and easier-to-understand manner. We also use tablet devices and other tools, including simulations and charts, to clearly explain potential returns, losses and other risks, and transaction terms.

For details of MUFG Bank initiatives, see Fiduciary Duties:
https://www.bk.mufg.jp/global/aboutus/fiduciary_duties.html

Main Initiatives in Financial Product Development

Guided by a focus on the customer perspective, we established the Product Governance Policy, which puts together our core belief and focus from the three aspects of product value, asset management, and disclosure. Under this policy, we will further strive to improve quality in pursuit of customers' best interests.

For details of the Product Governance Policy, please see the following:
https://www.am.mufg.jp/corp/policy/houshin.html
*Japanese only

Examples of initiatives based on the opinions and requests of customers:
https://www.bk.mufg.jp/voice/initiatives/index.html
*Japanese only

Reference: MUFG Investment Advice Chain Model


1 Research and strategy
2 Product strategy (Product management)
3 Sales system (Advice model)
4 Follow-up on results
• Establish the House View
• Asset allocation based on the House View Example: Establish the model portfolio
• Establish the product strategy based on the House View
• Fund screening
• Cost and return analysis, suitability review
• Create and instill the proposal story for the advice based on the House View
• Risk-based portfolio proposal
• Provide information corresponding to the change in environment, etc.
• Product performance monitoring
• Portfolio monitoring
House View
IPAT*2/product management during the fiscal period
Promote product line-up, etc.
Portfolio management/ risk control
Model Portfolio
Product governance
Portfolio proposal
Follow-up system
Platform
Advice
×
Technology

*1 A comprehensive framework incorporating research, investment strategy, product strategy, sales system, and follow-up in results.
*2 Investment Product Analysis Team

Ten-Year Summary of Major Financial Data

(Billions of Yen)

	FY2016	FY2017	FY2018	FY2019	FY2020*1	FY2021	FY2022	FY2023	FY2024	FY2025
Currency exchange rate (US$/JPY) (yen)	112.19	106.24	110.99	108.83	110.71	122.39	133.53	151.41	149.52	159.88
Statement of income data:										
Gross profits before credit costs for trust accounts	4,011.8	3,854.2	3,725.7	3,986.3	3,920.9	3,964.0	4,503.0	4,732.5	4,819.3	5,944.4
Net interest income	2,024.4	1,906.8	1,922.7	1,892.9	1,905.1	2,043.6	2,907.5	2,457.8	2,876.5	3,006.2
Trust fees excluding credit costs+Net fees and commissions	1,450.4	1,449.6	1,429.2	1,472.0	1,398.1	1,574.7	1,695.4	1,820.6	2,090.2	2,389.9
Net trading profits + Net other operating profits	536.7	497.5	373.5	621.1	617.5	345.5	(99.9)	453.9	(147.4)	548.2
Net gains (losses) on debt securities	56.8	6.7	29.9	492.9	119.0	(140.4)	(884.6)	(450.7)	(991.4)	(177.2)
General and administrative expenses	2,593.5	2,621.4	2,647.1	2,801.8	2,672.5	2,747.2	2,908.7	2,888.7	3,228.1	3,567.2
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,418.2	1,232.8	1,078.5	1,184.4	1,248.4	1,216.7	1,594.2	1,843.7	1,591.1	2,377.2
Total credit costs	(155.3)	(46.1)	(5.8)	(222.9)	(515.5)	(331.4)	(674.8)	(497.9)	(108.7)	(355.8)
Net gains (losses) on equity securities	124.9	133.1	112.6	31.3	130.2	332.6	288.0	371.2	592.5	486.0
Gains (losses) on sales of equity securities	127.4	140.1	125.9	92.1	138.3	343.8	303.9	381.4	643.5	504.4
Losses on write-down of equity securities	(2.5)	(7.0)	(13.3)	(60.8)	(8.0)	(11.1)	(15.9)	(10.1)	(50.9)	(18.3)
Equity in earnings of equity method investees	244.4	242.8	284.3	277.2	321.7	441.5	425.8	531.8	596.9	845.5
Other non-recurring gains (losses)	(271.4)	(100.3)	(121.7)	(34.2)	(131.3)	(121.9)	(612.5)	(120.9)	(2.4)	57.2
Ordinary profits	1,360.7	1,462.4	1,348.0	1,235.7	1,053.6	1,537.6	1,020.7	2,127.9	2,669.4	3,410.1
Net extraordinary gains (losses)	(57.5)	(53.0)	(202.7)	(406.3)	(11.5)	(47.7)	549.1	(77.8)	(118.8)	(88.0)
Total taxes	342.1	313.4	195.5	220.8	185.0	283.4	369.6	478.3	609.1	761.6
Profits attributable to owners of parent	926.4	989.6	872.6	528.1	777.0	1,130.8	1,116.4	1,490.7	1,862.9	2,427.2
Earnings per share (EPS) (yen)	68.28	74.55	66.91	40.95	60.50	88.45	90.73	124.65	160.02	213.17
Balance sheet data:										
Total assets	303,297.4	306,937.4	311,138.9	336,571.3	359,473.5	373,731.9	386,799.4	403,703.1	413,113.5	431,731.5
Loans and bills discounted	109,005.2	108,090.9	107,412.4	109,114.6	107,183.0	110,426.2	109,146.2	116,825.6	121,436.1	133,799.4
Securities	59,438.8	59,266.1	64,262.4	65,555.1	77,122.0	79,560.5	86,746.9	86,878.5	86,125.3	85,714.7
Total liabilities	286,639.0	289,642.3	293,877.2	319,715.6	341,757.2	355,743.6	368,526.6	382,956.1	391,385.3	407,987.3
Deposits	170,730.2	177,312.3	180,171.2	187,623.5	211,521.2	215,427.2	213,609.5	224,035.0	228,512.7	239,439.2
Total net assets	16,658.3	17,295.0	17,261.6	16,855.7	17,716.2	17,988.2	18,272.8	20,746.9	21,728.1	23,744.1

*1 From the beginning of the fiscal year ended March 31, 2022, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses. Accordingly, the financial information for the fiscal year ended March 31, 2021 have been retroactively restated.

Performance Comparison with Competitors*1

Market Capitalization


(Trillions of yen)
130
120
110
100
90
80
70
60
50
40
30
20
10
0
JP Morgan
Bank of America
HSBC
Goldman Sachs
Citigroup
MUFG
SMFG
BNP Paribas
Mizuho FG
Barclays

(Calculated based on data available as of March 31, 2026. Source: Bloomberg)

*1: Overseas competitors used for performance comparisons are European and U.S. firms subject to a G-SIB buffer (announced in 2025) of 1.5% or more

Credit Ratings*2

S&P

Holding Company Ratings	Japanese Firms	U.S. Firms	European Firms
A		JP Morgan	
A-	MUFG, SMFG, Mizuho FG	Bank of America	HSBC, BNP Paribas
BBB+		Goldman Sachs, Citigroup	Barclays
BBB			Deutsche Bank
BBB-			

Moody's

Holding Company Ratings	Japanese Firms	U.S. Firms	European Firms
A1	MUFG, SMFG, Mizuho FG	JP Morgan, Bank of America	
A2		Goldman Sachs	
A3		Citigroup	HSBC
Baa1			BNP Paribas, Barclays, Deutsche Bank
Baa2			

(Ratings as of May 2026, based on data disclosed by each firm)

*2: BNP Paribas and Deutsche Bank: Non-preferred senior ratings.
Others: Issuer ratings or long-term foreign currency denominated debt ratings.

Company Overview

Company Information (As of March 31, 2026)

Company Name	Mitsubishi UFJ Financial Group, Inc.
Head Office	1-4-5, Marunouchi, Chiyoda-ku, Tokyo 100-8330, Japan
Date of Establishment	April 2, 2001
Amount of Capital	¥2,141.5 billion
Common Stock (Issued)	11,867,710,920 shares
Stock Listing	Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
Ticker Symbol Number	8306 (Tokyo Stock Exchange, Nagoya Stock Exchange) MUFG (New York Stock Exchange)

Ownership and Distribution of Shares*1


Financial instruments buisiness operators:
3.52%
National and local governments:
0.02%
Other corporations:
9.86%
Overseas corporations, etc.:
38.93%
Individuals, other:
17.65%
Financial institutions:
29.99%

*1 Excludes treasury shares and fractional shares

Main Subsidiaries and Affiliates (As of March 31, 2026)

Mitsubishi UFJ Financial Group, Inc.

● Consolidated subsidiary ◆ Equity method investee

MUFG Bank, Ltd.

- ● MUFG Bank, Ltd.
- ● Wealth Navi Inc.
- ● Mitsubishi UFJ eSmart Securities Co,. Ltd.
- ● Kanmu, Inc.
- ◆ JACCS CO., LTD.
- ◆ MUFG Finance and Leasing Co., Ltd.
- ● MUFG Securities (Canada), Ltd.
- ● MUFG Americas Holdings Corporation
- ● MUFG Securities EMEA plc
- ● Bank of Ayudhya Public Company Limited
- ● PT Bank Danamon Indonesia Tbk
- ● PT Adira Dinamika Multi Finance Tbk
- ◆ Vietnam Joint Stock Commercial Bank for Industry and Trade
- ◆ Security Bank Corporation

Mitsubishi UFJ Trust and Banking Corporation

- ● Mitsubishi UFJ Trust and Banking Corporation
- ● Mitsubishi UFJ Real Estate Services Co., Ltd.
- ● Japan Shareholder Services Ltd.
- ● The Master Trust Bank of Japan, Ltd.
- ● Mitsubishi UFJ Real Estate Asset Management Co., Ltd.
- ● Mitsubishi UFJ Alternative Investments Co., Ltd.
- ● Human Resources Governance Leaders Co., Ltd.
- ● Mitsubishi UFJ Baillie Gifford Asset Management Limited
- ● Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.
- ● MUFG Lux Management Company S.A.
- ● Mitsubishi UFJ Asset Management (UK) Ltd.
- ● MUFG Investor Services Holdings Limited
- ● First Sentier Group Limited
- ● MUFG Pension & Market Services Holdings Pty Limited

Mitsubishi UFJ Securities Holdings Co., Ltd.

- ● Mitsubishi UFJ Securities Holdings Co., Ltd. (Securities Holding Company)
- ● Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
- ◆ Morgan Stanley MUFG Securities Co., Ltd.

Others

- ● Mitsubishi UFJ NICOS Co., Ltd.
- ● ACOM CO., LTD.
- ● Japan Digital Design, Inc.
- ● MUFG Innovation Partners Co., Ltd.
- ● Mitsubishi UFJ Asset Management Co., Ltd.
- ◆ Mitsubishi HC Capital Inc.
- ◆ Mitsubishi Research Institute DCS Co., Ltd.
- ◆ Morgan Stanley

Website

For more detailed information, please refer to our website.
URL: https://www.mufg.jp/ (Japanese)
URL: https://www.mufg.jp/english/ (English)

Committed to empowering a brighter future.

In these unprecedented times,
companies worldwide are constantly
navigating the rapidly changing environment
to transition to the next stage of growth.

**At MUFG, we will make every effort
to help realize these goals.
This will be our unchanging purpose now,
and into the future.**

Mitsubishi UFJ Financial Group, Inc.

1-4-5, Marunouchi, Chiyoda-ku, Tokyo 100-8330, Japan
Telephone: +81-3-3240-8111
URL: https://www.mufg.jp/english/